Filed Pursuant to Rule 424(b)(4)
File No. 333-162186

10,000,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Accretive Health, Inc.

Accretive Health is offering 6,666,667 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering 3,333,333 shares. Accretive Health will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “AH”.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$12.00	$120,000,000
Underwriting discount(1)	$0.84	$8,000,000
Proceeds, before expenses, to Accretive Health	$11.16	$74,400,004
Proceeds, before expenses, to the selling stockholders	$11.28	$37,599,996

(1)	The underwriting discount for the shares of common stock sold by Accretive Health is $0.84 per share and the underwriting discount for the shares of common stock sold by the selling stockholders is $0.72 per share.

To the extent that the underwriters sell more than 10,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,000,000 shares from Accretive Health and up to an additional 500,000 shares from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters have agreed to reimburse Accretive Health for a portion of its offering expenses. See “Underwriting”.

The underwriters expect to deliver the shares against payment in New York, New York on May 25, 2010.

Goldman, Sachs & Co.	Credit Suisse

J.P.Morgan	Morgan Stanley

Baird	William Blair & Company

Prospectus dated May 19, 2010.

ACCRETIVE HEALTH results providers trust Delivering Results Through: People A talented team with revenue cycle management skills an a focus on outstanding customer service. Process Standardized implementation process and continuing analysis using sophisticated analytics and proprietary algorithms. Technology Integrated proprietary technology suite delivered as a web interface. Helping Our Customers Achieve: Improved Net Revenue Yield Increased Charge Capture More Efficient Revenue Cycle Operations

Prospectus

Through and including June 13, 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 11, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Accretive Health”, “our company”, we”, “us” and “our” in this prospectus to refer to Accretive Health, Inc. and its subsidiaries.

Accretive Health

Overview

Accretive Health is a leading provider of healthcare revenue cycle management services. Our business purpose is to help U.S. healthcare providers to more efficiently manage their revenue cycle operations, which encompass patient registration, insurance and benefit verification, medical treatment documentation and coding, bill preparation and collections.

Our customers typically are multi-hospital systems, including faith-based or community healthcare systems, academic medical centers and independent ambulatory clinics, and their affiliated physician practice groups. Our integrated technology and services offering, which we refer to as our solution, helps our customers realize sustainable improvements in their operating margins and improve the satisfaction of their patients, physicians and staff. Our solution is adaptable to the evolution of the healthcare regulatory environment, technology standards and market trends, and requires no up-front cash investment by our customers. As of March 31, 2010, we provided our integrated revenue cycle service offerings to 21 customers representing 53 hospitals and $11.6 billion in annual net patient revenue, as well as physicians’ billing organizations associated with several of these customers. As of May 3, 2010, we provide our integrated revenue cycle service offerings to 22 customers representing 59 hospitals and $13.6 billion in annual net patient revenue, as well as physicians’ billing organizations associated with several of these customers.

The revenue cycle operations of a typical healthcare provider often fail to capture and collect the total amounts contractually owed to it from third-party payors and patients for medical services rendered. Our solution spans our customers’ entire revenue cycle, unlike competing services that we believe address only a portion of the revenue cycle or focus solely on cost reductions. Through the implementation of our distinctive operating model that includes people, process and technology, our customers have historically achieved significant improvements in cash collections measured against the contractual amount due for medical services, which we refer to as net revenue yield, within 18 to 24 months of implementing our solution. Customers operating under mature managed service contracts typically realize 400 to 600 basis points in yield improvements in the third or fourth contract year. All of a customer’s yield improvements during the period we are providing services are attributed to our solution because we assume full responsibility for the management of the customer’s revenue cycle. Our methodology for measuring yield improvements excludes the impact of external factors such as changes in reimbursement rates from payors, the expansion of existing services or addition of new services, volume increases and acquisitions of hospitals or physician practices.

In assuming responsibility for the management and cost of a customer’s revenue cycle operations, we supplement the existing staff involved in the customer’s revenue cycle operations with seasoned Accretive Health personnel. We also seek to embed our technology, personnel, know-how and culture within each customer’s revenue cycle activities with the expectation that we will serve as the customer’s on-site operational manager beyond the contract’s initial term. To date, we have experienced a contract renewal rate of 100% (excluding exploratory new services offerings, a consensual termination following a change of control and a customer reorganization). Coupled with the long-term nature of our managed service contracts and the fixed nature of the base fees under each contract, our historical renewal experience provides a core source of recurring revenue.

Our net services revenue consists primarily of base fees and incentive fees. We receive base fees for managing our customers’ revenue cycle operations, net of any cost savings we share with those customers. Incentive fees represent our portion of the increase in our customers’ net revenue yield. We and our customers share financial gains resulting from our solution, which directly aligns our objectives and interests with those of our customers. We believe that over time, this alignment of interest fosters greater innovation and incentivizes us to improve our customer’s revenue cycle operations.

A customer’s net revenue improvements and cost savings generally increase over time as we deploy additional programs and as the programs we implement become more effective, which in turn provides visibility into our future revenue and profitability. In 2009, for example, approximately 87% of our net services revenue, and nearly all of our net income, was derived from customer contracts that were in place as of January 1, 2009. In 2009, we had net services revenue of $510.2 million, representing growth of 28.0% over 2008 and a compound annual growth rate of 46.4% since January 1, 2005. In addition, we were profitable for the three months ended March 31, 2010 and the years ended December 31, 2007, 2008 and 2009, and our profitability increased in each of those years.

Market Opportunity

We believe that current macroeconomic conditions will continue to impose financial pressure on healthcare providers and will increase the importance of managing their revenue cycles effectively and efficiently. We estimate that the market opportunity for our services — which we define as the total amount of net patient revenue collected annually by U.S. hospitals and physicians’ billing organizations — exceeds $750 billion. We expect this market opportunity will continue to grow. In addition, the continued operating pressures facing U.S. hospitals coupled with some of the themes underlying recently enacted healthcare reform legislation make the efficient management of the revenue cycle and collection of the full amount of payments due for patient services among the most critical challenges facing healthcare providers today.

We believe that the inability of healthcare providers to capture and collect the total amounts owed to them for patient services are caused by the following trends:

•	Complexity of Revenue Cycle Management. At most hospitals, there is a lack of standardization across operating practices, payor and patient payment methodologies, data management processes and billing systems.

•	Lack of Integrated Systems and Processes. Although interrelated, the individual steps in the revenue cycle are not operationally integrated across revenue cycle departments at many hospitals.

•	Increasing Patient Financial Responsibility for Healthcare Services. Hospitals are being forced to adapt to the need for direct-to-patient billing and collections capabilities as patients bear payment responsibility for an increasing portion of healthcare costs; however, we believe most hospitals are not very well prepared to address consumer needs regarding the patient’s payment obligation.

•	Outdated Systems and Insufficient Resources to Upgrade Them. Many hospitals suffer from operating inefficiencies caused by outdated technology, increasingly complex billing requirements, a general lack of standardization of process and information flow, costly in-house services that could be more economically outsourced, and an increasingly stringent regulatory environment.

The Accretive Health Solution

Our solution is intended to address the full spectrum of revenue cycle operational issues faced by healthcare providers. We believe that our proprietary and integrated technology, management experience and well-developed processes are enhanced by the knowledge and experience we gain working with a wide range of customers and improve with each payor reimbursement or patient pay transaction. We deliver improved operating margins to our customers by helping them to improve their net revenue yield; increase their charge capture, which involves ensuring that all charges for medical treatment are included in the associated bill; and make their revenue cycle operations more efficient by implementing advanced technologies, streamlining operations and avoiding unnecessary re-work. While improvements in net revenue yield generally represent the majority of a customer’s operating margin improvement, we are able to deliver additional margin improvement through improvements in charge capture and through revenue cycle cost reductions. We typically achieve revenue cycle cost reductions by implementing our proprietary technology and procedures, which reduce manual processes and duplicative work; migrating selected tasks to our shared operating facilities; and transferring certain third-party services, such as Medicaid eligibility review, to our own operations center, which allows us to leverage centralized processing capabilities to perform these tasks more efficiently. Improvements in charge capture are typically attributable to reduced payment denials by payors and identification of additional items that can be billed to payors based on the actual procedures performed. Because our managed service contracts align our interests with those of our customers, we have been able, over time, to improve our margins along with those of our customers.

We employ a variety of techniques intended to achieve our objectives for our customer:

•	Gathering Complete Patient and Payor Information. We focus on gathering complete patient information and educating the patient as to his or her potential financial responsibilities before receiving care so the services can be recorded and billed to the appropriate parties. Our systems automatically measure the completeness and accuracy of up-front patient profile information and other data, as well as billing and collections throughout the lifecycle of each patient account. Our analyses of these data show that hospitals employing our services have increased the percentage of non-emergency in-patient admissions with complete information profiles to more than 90%, enabling fewer billing delays and reduced billing cycles.

•	Improving Claims Filing and Third-Party Payor Collections. We implement sophisticated analytics designed to improve claims filing and collection of claims from third-party insurance payors. By employing proprietary algorithms and modeling to determine how hospital staff involved in the revenue cycle should allocate time and resources across a pool of outstanding claims prioritized by level of risk, we can increase the likelihood that patient services will be reimbursed.

•	Identifying Alternative Payment Sources. We use various methods to find payment sources for uninsured patients and reimbursement for services not covered by third-party insurance. After a typical implementation period, we have been able to help our customers find a third-party payment source for approximately 85% of all admitted patients who identified themselves as uninsured.

•	Employing Proprietary Technology and Algorithms. Our service offerings employ a variety of proprietary data analytics and predictive modeling algorithms. Our systems are designed to streamline work processes through the use of proprietary algorithms that focus effort on those accounts deemed to have the greatest potential for improving net revenue yield or charge capture.

•	Using Analytical Capabilities and Operational Excellence. We draw on the experience that we have gained from working with many of the best healthcare provider systems in the United States to train hospital staffs about new and innovative revenue cycle management practices.

Our Strategy

Our goal is to become the preferred provider-of-choice for revenue cycle management services in the U.S. healthcare industry. Since our inception, we have worked with some of the largest and most prestigious healthcare systems in the United States, such as Ascension Health, the Henry Ford Health System and the Dartmouth-Hitchcock Medical Center. Going forward, our goal is to continue to expand the scope of our services to hospitals within our existing customers’ systems as well as to leverage our strong relationships with reference customers to continue to attract business from new customers. Key elements of our strategy include the following:

•	delivering tangible, long-term results for our customers by providing services that span the entire revenue cycle;

•	continuing to develop innovative approaches to increase the collection rate on patient-owed obligations for medical services received;

•	enhancing and developing proprietary algorithms to identify potential errors and to make process corrections in the collection of reimbursements from third-party payors;

•	expanding our shared services program;

•	hiring, training and retaining our personnel;

•	continuing to diversify our customer base; and

•	developing enhanced service offerings that offer us long-term opportunities.

Risks Associated with Our Business

Our business is subject to a number of risks which you should be aware of before making an investment decision. Those risks are discussed more fully in “Risk Factors” beginning on page 11. For example:

•	we may not be able to maintain or increase our profitability, and our recent growth rates may not be indicative of our future growth rates;

•	hospitals affiliated with Ascension Health account for a majority of our net services revenue;

•	we face competition from the internal revenue cycle management staff of hospitals as well as from a variety of external participants in the revenue cycle market;

•	if we are unable to retain our existing customers, or if our customers fail to renew their managed service contracts with us upon expiration, our financial condition will suffer; and

•	existing and prospective government regulation of the healthcare industry creates risks and challenges for our business.

Corporate Information

We were incorporated in Delaware under the name Healthcare Services, Inc. in July 2003 and changed our name to Accretive Health, Inc. in August 2009. Our principal executive offices are located at 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611, and our telephone number is (312) 324-7820. Our website address is www.accretivehealth.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Accretive Health, the Accretive Health logo, AHtoAccess, AHtoCharge, AHtoContract, AHtoLink, AHtoPost, AHtoRemit, AHtoScribe, AHtoScribe Administrator, AHtoTrac, A2A, Charge Integrity Services, Medicaid Eligibility Hub, YBFU, Yield-Based Follow Up and other trademarks or service marks of Accretive Health appearing in this prospectus are the property of Accretive Health.

The Offering

Common stock offered by Accretive Health	6,666,667 shares

Common stock offered by the selling stockholders	3,333,333 shares

Common stock to be outstanding after this offering	90,015,707 shares

Use of proceeds	We intend to use approximately $0.9 million of our net proceeds of this offering to pay the preferred stock liquidation preferences that will be paid in cash to the holders of our outstanding preferred stock concurrently with the conversion of such shares into shares of our common stock upon the closing of this offering. We intend to use the remainder of our net proceeds of this offering for general corporate purposes, which may include financing our growth, developing new services and funding capital expenditures, acquisitions and investments. We will not receive any proceeds from the shares sold by the selling stockholders. See “Use of Proceeds” for more information.

Risk Factors	You should read the “Risk Factors” section and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	“AH”

The number of shares of our common stock to be outstanding after this offering is based on shares of common stock outstanding as of April 30, 2010 after giving effect to the assumptions in the following paragraph, and excludes:

•	3,266,668 shares of common stock issuable upon the exercise of warrants outstanding and exercisable as of April 30, 2010 at a weighted-average exercise price of $0.29 per share, which will remain outstanding after this offering if not exercised prior to this offering;

•	16,076,525 shares of common stock issuable upon the exercise of stock options outstanding and exercisable as of April 30, 2010 at a weighted-average exercise price of $9.17 per share, of which 5,737,931 shares with a weighted average exercise price of $3.37 per share would be vested if purchased upon exercise of these options as of April 30, 2010; and

•	8,256,778 shares of common stock available for future issuance under our equity compensation plans as of April 30, 2010.

Except as otherwise noted, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase up to an additional 1,000,000 shares from us and up to an additional 500,000 shares from the selling stockholders;

•	gives effect to the split of our common stock effected on May 3, 2010 pursuant to which each outstanding share of common stock was reclassified into 3.92 shares of common stock;

•	gives effect to the conversion of all outstanding shares of non-voting common stock into shares of voting common stock on a share-for-share basis effected on May 19, 2010;

•	gives effect to the automatic conversion of all outstanding shares of convertible preferred stock into 43,796,607 shares of common stock upon the closing of this offering;

•	gives effect to our issuance of 615,649 shares of common stock upon cashless exercises of outstanding warrants prior to the closing of this offering;

•	gives effect to our issuance of 100,000 shares of common stock to Financial Technology Partners LP and/or FTP Securities LLC, whom we collectively refer to as FT Partners, contemporaneously with the closing of this offering, which FT Partners has elected in writing to receive in satisfaction of a fee for financial advisory services in respect of this offering;

•	gives effect to the restatement of our certificate of incorporation and amendment and restatement of our bylaws upon the closing of this offering; and

•	gives effect to the issuance of 1,265,012 shares of common stock in satisfaction of the liquidation preference payments required to be made to the holders of our outstanding preferred stock upon the closing of this offering, based upon payment elections received from such holders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. The summary statements of operations for the three years ended December 31, 2009 and the summary balance sheet as of December 31, 2009 are derived from our audited financial statements for the three years ended December 31, 2009 included elsewhere in this prospectus. The summary statements of operations for the three months ended March 31, 2009 and 2010 and the summary balance sheet data as of March 31, 2010 are derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and notes thereto and, in the opinion of our management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the information for the unaudited interim periods. Our historical results for prior interim periods are not necessarily indicative of results to be expected for a full year or for any future period.

The pro forma balance sheet data as of March 31, 2010 give effect to (1) the conversion of all outstanding shares of non-voting common stock into shares of voting common stock effected on May 19, 2010, (2) the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering and (3) the mandatory preferred stock preference payment of $16.1 million payable to the holders of outstanding preferred stock upon the completion of this offering, to be satisfied (based on payment elections received from such holders) through the payment of an aggregate of $0.9 million in cash and the issuance of an aggregate of 1,265,012 shares of common stock. The pro forma as adjusted balance sheet data as of March 31, 2010 give effect to (1) the items described in the preceding sentence, (2) our issuance and sale of 6,666,667 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of Proceeds”, (3) our issuance of 615,649 shares of common stock upon cashless exercises of outstanding warrants prior to the closing of this offering, and (4) our issuance of 100,000 shares of common stock to FT Partners contemporaneously with the closing of this offering, which FT Partners has elected in writing to receive in satisfaction of a fee for financial advisory services in respect of this offering.

You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

				Three Months
				Ended
	Fiscal Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In thousands, except share and per share data)

Statement of Operations Data:
Net services revenue	$240,725	$398,469	$510,192	$112,467	$125,937
Costs of services	197,676	335,211	410,711	92,703	102,289

Operating margin	43,049	63,258	99,481	19,764	23,648

Operating expenses:
Infused management and technology	27,872	39,234	51,763	11,175	14,909
Selling, general and administrative	15,657	21,227	30,153	8,817	7,567

Total operating expenses	43,529	60,461	81,916	19,992	22,476

Income (loss) from operations	(480)	2,797	17,565	(228)	1,172

				Three Months
				Ended
	Fiscal Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In thousands, except share and per share data)

Net interest income (expense)	1,710	710	(9)	44	8

Income (loss) before provision for income taxes	1,230	3,507	17,556	(184)	1,180
Provision for income taxes	456	2,264	2,966	454	866

Net income (loss)	$774	$1,243	$14,590	$(638)	$314

Net income (loss) per common share:
Basic:	$0.01	$(0.19)	$0.17	$(0.02)	$0.00
Diluted:	0.01	(0.19)	$0.15	(0.02)	0.00
Weighted-average shares used in computing net income (loss) per common share:
Basic:	32,968,085	36,122,470	36,725,194	36,522,491	36,943,691
Diluted:	40,360,362	36,122,470	43,955,167	36,522,491	44,371,648

				Three Months
				Ended
	Fiscal Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Other Operating Data (unaudited):
Adjusted EBITDA (in thousands)(1)	$6,842	$12,220	$32,912	$5,644	$4,377

Net patient revenue under management (at period end) (in billions)	$6.7	$9.2	$12.0	$10.9	$11.6

	As of March 31, 2010
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$30,311	$30,311	$103,253
Working capital	(3,955)	(20,022)	68,987
Total assets	95,251	95,251	164,564
Total stockholders’ equity	23,841	7,774	93,154

(1)	We define adjusted EBITDA as net income (loss) before net interest income (expense), income tax expense (benefit), depreciation and amortization expense and share-based compensation expense. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, operating income and any other measure of financial performance calculated and presented in accordance with GAAP.

We believe adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•	adjusted EBITDA and similar non-GAAP measures are widely used by investors to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired;

•	securities analysts often use adjusted EBITDA and similar non-GAAP measures as supplemental measures to evaluate the overall operating performance of companies; and

•	by comparing our adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations of interest income (expense), income tax expense (benefit), depreciation and amortization expense and share-based compensation expense.

Our management uses adjusted EBITDA:

•	as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors and investors concerning our financial performance.

We understand that, although measures similar to adjusted EBITDA are frequently used by investors and securities analysts in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect share-based compensation expense;

•	adjusted EBITDA does not reflect cash requirements for income taxes;

•	adjusted EBITDA does not reflect net interest income (expense);

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

To properly and prudently evaluate our business, we encourage you to review the GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of adjusted EBITDA to net income (loss), the most comparable GAAP measure:

				Three Months
	Fiscal Year Ended			Ended
	December 31,			March 31,
	2007	2008	2009	2009	2010
	(In thousands)			(Unaudited)

Net income (loss)	$774	$1,243	$14,590	$(638)	$314
Net interest (income) expense(a)	(1,710)	(710)	9	(44)	(8)
Provision for income taxes	456	2,264	2,966	454	866
Depreciation and amortization expense	1,307	2,540	3,921	920	1,253

EBITDA	$827	$5,337	$21,486	$692	$2,425
Stock compensation expense(b)	934	3,551	6,917	1,458	1,952
Stock warrant expense(b)	5,081	3,332	4,509	3,494	—

Adjusted EBITDA	$6,842	$12,220	$32,912	$5,644	$4,377

 (a)  Interest income results from earnings associated with our cash and cash equivalents. Interest income declined subsequent to 2007 due to reductions in market interest rates. No debt or other interest-bearing obligations were outstanding during any of the periods presented. Interest expense for 2009 is a result of a $150 origination fee paid in connection with establishing our new revolving line of credit and has been shown net of interest income earned during the year.

 (b)  Stock compensation expense and stock warrant expense collectively represent the share-based compensation expense reflected in our financial statements. Of the amounts presented above, $928, $921, $1,736 and $721 was classified as a reduction in net services revenue for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009, respectively. No such reduction was recorded for the three months ended March 31, 2010 as all warrants had been earned and therefore there was no stock warrant expense.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment. When deciding whether to invest in our common stock, you should also refer to the other information in this prospectus, including our consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

Risks Related to Our Business and Industry

We may not be able to maintain or increase our profitability, and our recent growth rates may not be indicative of our future growth rates.

We have been profitable on an annual basis only since the year ended December 31, 2007, and we incurred net losses in the quarters ended March 31, 2007, December 31, 2007, March 31, 2008, December 31, 2008 and March 31, 2009. We may not succeed in maintaining our profitability on an annual basis and could incur quarterly or annual losses in future periods. We expect to incur additional operating expenses associated with being a public company and we intend to continue to increase our operating expenses as we grow our business. We also expect to continue to make investments in our proprietary technology applications, sales and marketing, infrastructure, facilities and other resources as we expand our operations, thus incurring additional costs. If our revenue does not increase to offset these increases in costs, our operating results would be negatively affected. You should not consider our historic revenue and net income growth rates as indicative of future growth rates. Accordingly, we cannot assure you that we will be able to maintain or increase our profitability in the future. Each of the risks described in this “Risk Factors” section, as well as other factors, may affect our future operating results and profitability.

Hospitals affiliated with Ascension Health currently account for a majority of our net services revenue, and we have several customers that have each accounted for 10% or more of our net services revenue in past fiscal periods. The termination of our master services agreement with Ascension Health, or any significant loss of business from our large customers, would have a material adverse effect on our business, results of operations and financial condition.

We are party to a master services agreement with Ascension Health pursuant to which we provide services to its affiliated hospitals that execute separate managed service contracts with us. Hospitals affiliated with Ascension Health have accounted for a majority of our net services revenue each year since our formation. In the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, aggregate revenue from hospitals affiliated with Ascension Health were $214.2 million, $281.7 million, $307.5 million, $72.7 million and $74.7 million, respectively, representing 89.0%, 70.7%, 60.3%, 64.7% and 59.3% of our net services revenue in such periods. In some fiscal periods, individual hospitals affiliated with Ascension Health have each accounted for 10% or more of our total net services revenue. For example, in the year ended December 31, 2009, revenue from St. John Health (an affiliate of Ascension Health) was $66.5 million, equal to 13.0% of our total net services revenue. In addition, another customer, which is not affiliated with Ascension Health, accounted for 10.6% of our total net services revenue in the year ended December 31, 2008 but less than 10% of our total net services revenue in the year ended December 31, 2009 and the three months ended March 31, 2010. Additionally, another customer, not affiliated with Ascension Health, with whom we entered into a managed service contract in 2009, accounted for 10.9% of our total net services revenue in the three months ended March 31, 2010 and 9.2% of our total net services revenue in the year ended December 31, 2009.

All of our managed service contracts with hospitals affiliated with Ascension Health will expire on December 31, 2012 unless renewed. Pursuant to our master services agreement with Ascension Health and our managed service contracts with hospitals affiliated with Ascension Health, our fees are subject to adjustment in the event quarterly cash collections at these hospitals deteriorate materially after we take over revenue cycle management operations. While these adjustments have never been triggered, if they were, our future fees from hospitals affiliated with Ascension Health would be reduced. In addition, any of our other customers, including hospitals affiliated with Ascension Health, can elect not to renew their managed service contracts with us upon expiration. We intend to seek renewal of all managed service contracts with our customers, but cannot assure you that all of them will be renewed or that the terms upon which they may be renewed will be as favorable to us as the terms of the initial managed service contracts.

Our inability to renew the managed service contracts with hospitals affiliated with Ascension Health, the termination of our master services agreement with Ascension Health, the loss of any of our other large customers or their failure to renew their managed service contracts with us upon expiration, or a reduction in the fees for our services for these customers would have a material adverse effect on our business, results of operations and financial condition.

Our master services agreement with Ascension Health requires us to offer to Ascension Health’s affiliated hospitals service fees that are at least as low as the fees we charge any other similarly situated customer receiving comparable services at comparable volumes.

Our master services agreement with Ascension Health requires us to offer to Ascension Health’s affiliated hospitals fees for our services that are at least as low as the fees we charge any other similarly-situated customer receiving comparable services at comparable volumes. If we were to offer another similarly-situated customer receiving a comparable volume of comparable services fees that are lower than the fees paid by hospitals affiliated with Ascension Health, we would be obligated to offer such lower fees to hospitals affiliated with Ascension Health, which could have a material adverse effect on our results of operations and financial condition.

Our agreements with hospitals affiliated with Ascension Health and with some other customers include provisions that could impede or delay our ability to enter into managed service contracts with new customers.

Under the terms of our master services agreement with Ascension Health, we are required to consult with Ascension Health’s affiliated hospitals before undertaking services for competitors specified by them in the managed service contracts they execute with us. As a result, before we can begin to provide services to a specified competitor, we are required to inform and discuss the situation with the Ascension Health affiliated hospital that specified the competitor but are not required to obtain the consent of such hospital. In addition, we are required to obtain the consent of one customer not affiliated with Ascension Health before providing services to competitors specified by such customer. In another instance, our managed service contract with one other customer not affiliated with Ascension Health requires us to consult with such customer before providing services to competitors specified by such customer. The obligations described above could impede or delay our ability to enter into managed service contracts with new customers.

The market for integrated revenue cycle management services that span the entire revenue cycle may develop more slowly than we expect, which could adversely affect our revenue and our ability to maintain or increase our profitability.

Our success depends, in part, on the willingness of hospitals, physicians and other healthcare providers to implement integrated solutions that span the entire revenue cycle, which encompasses patient registration, insurance and benefit verification, medical treatment documentation and coding, bill preparation and collections. Some hospitals may be reluctant or unwilling to implement our solution for a number of reasons, including failure to perceive the need for improved revenue cycle operations and lack of knowledge about the potential benefits our solution provides. Even if potential customers recognize the need for improved revenue cycle operations, they may not select an integrated, end-to-end revenue cycle solution such as ours because they previously have made investments in internally developed solutions and choose to continue to rely on their own internal revenue cycle management staff. As a result, the market for integrated, end-to-end revenue cycle solutions may develop more slowly than we expect, which could adversely affect our revenue and our ability to maintain or increase our profitability.

We operate in a highly competitive industry, and our current or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenue, growth rates and market share.

The market for revenue cycle management solutions is highly competitive and we expect competition to intensify in the future. We face competition from a steady stream of new entrants, including the internal revenue cycle management staff of hospitals, as described above, and external participants. External participants that are our competitors in the revenue cycle market include software vendors and other technology-supported revenue cycle management business process outsourcing companies; traditional consultants; and information technology outsourcers. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, regulations or customer requirements. We may not be able to compete successfully with these companies, and these or other competitors may introduce technologies or services that render our technologies or services obsolete or less marketable. Even if our technologies and services are more effective than the offerings of our competitors, current or potential customers might prefer competitive technologies or services to our technologies and services. Increased competition is likely to result in pricing pressures, which could negatively impact our margins, growth rate or market share.

If we are unable to retain our existing customers, our financial condition will suffer.

Our success depends in part upon the retention of our customers, particularly Ascension Health and its affiliated hospitals. We derive our net services revenue primarily from managed service contracts pursuant to which we receive base fees and incentive payments. Customers can elect not to renew their managed service contracts with us upon expiration. If a managed service contract is not renewed or is terminated for any reason, including for example, if we are found to be in violation of any federal or state fraud and abuse laws or excluded from participating in federal and state healthcare programs such as Medicare and Medicaid, we will not receive the payments we would have otherwise received over the life of contract. In addition, financial issues or other changes in customer circumstances, such as a customer change in control, may cause us or the customer to seek to modify or terminate a managed service contract, and either we or the customer may generally terminate a contract for material uncured breach by the other. If we breach a managed service contract or fail to perform in accordance with contractual service levels, we may also be liable to the customer for damages. Any of these events could adversely affect our business, financial condition, operating results and cash flows.

We face a variable selling cycle to secure new managed service contracts, making it difficult to predict the timing of specific new customer relationships.

We face a variable selling cycle, typically spanning six to twelve months, to secure a new managed service contract. Even if we succeed in developing a relationship with a potential new customer, we may not be successful in entering into a managed service contract with that customer. In addition, we cannot accurately predict the timing of entering into managed service contracts with new customers due to the complex procurement decision processes of most healthcare providers, which often involves high-level or committee approvals. Consequently, we have only a limited ability to predict the timing of specific new customer relationships.

Delayed or unsuccessful implementation of our technologies or services with our customers or implementation costs that exceed our expectations may harm our financial results.

To implement our solution, we utilize the customer’s existing revenue cycle management and staff and layer our proprietary technology tools on top of the customer’s existing patient accounting system. Each customer’s situation is different, and unanticipated difficulties and delays may arise. If the implementation process is not executed successfully or is delayed, our relationship with the customer may be adversely affected and our results of operations could suffer. Implementation of our solution also requires us to integrate our own employees into the customer’s operations. The customer’s circumstances may require us to devote a larger number of our employees than anticipated, which could increase our costs and harm our financial results.

Our quarterly results of operations may fluctuate as a result of factors that may impact our incentive and base fees, some of which may be outside of our control.

We recognize base fee revenue on a straight-line basis over the life of the managed service contract. Base fees for contracts which are received in advance of services delivered are classified as deferred revenue until services have been provided. Our managed service contracts generally allow for adjustments to the base fee. Adjustments typically occur at 90, 180 or 360 days after the contract commences, but can also occur at subsequent dates as a result of factors including changes to the scope of operations and internal and external audits. In addition, our fees from hospitals affiliated with Ascension Health are subject to adjustment in the event quarterly cash collections at these hospitals deteriorate materially after we take over revenue cycle management operations. While these adjustments have never been triggered, if they were, our future fees from hospitals affiliated with Ascension Health would be reduced. Further, estimates of the incentive payments we have earned from providing services to customers in prior periods could change because the laws, regulations, instructions, payor contracts and rule interpretations governing how our customers receive payments from payors are complex and change frequently. Any such change in estimates could be material. The timing of such adjustments is often dependent on factors outside of our control and may result in material increases or decreases in our revenue and operating margin. Any such changes or adjustments may cause our quarter-to-quarter results of operations to fluctuate.

If we lose key personnel or if we are unable to attract, hire, integrate and retain key personnel and other necessary employees, our business would be harmed.

Our future success depends in part on our ability to attract, hire, integrate and retain key personnel. Our future success also depends on the continued contributions of our executive officers and other key personnel, each of whom may be difficult to replace. In particular, Mary A. Tolan, our president and chief executive officer, is critical to the management of our business and operations and the development of our strategic direction. The loss of services of Ms. Tolan or any of our other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business. The replacement of any of these key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives. Competition for the caliber and number of employees we require is intense. We may face difficulty identifying and hiring qualified personnel at compensation levels consistent with our existing compensation and salary structure. In addition, we invest significant time and expense in training each of our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring, integrating and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

The imposition of legal responsibility for obligations related to our employees or our customers’ employees could adversely affect our business or subject us to liability.

Under our contracts with customers, we directly manage our customers’ employees engaged in revenue cycle activities. Our managed service contracts establish the division of responsibilities between us and our customers for various personnel management matters, including compliance with and liability under various employment laws and regulations. We could, nevertheless, be found to have liability with our customers for actions against or by employees of our customers, including under various employment laws and regulations, such as those relating to discrimination, retaliation, wage and hour matters, occupational safety and health, family and medical leave, notice of facility closings and layoffs and labor relations, as well as similar liability with respect to our own employees, and any such liability could result in a material adverse effect on our business.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate expanding further. For example, our net services revenue increased from $111.2 million in 2005 to $510.2 million in 2009, and the number of our employees increased from 33, all of whom were full-time, as of January 1, 2005 to 1,802 full-time employees and 172 part-time employees as of March 31, 2010. In addition, the number of customer employees whom we manage has increased from approximately 1,600 as of January 1, 2005 to approximately 6,300 as of March 31, 2010. This growth has placed significant demands on our management, infrastructure and other resources. To manage future growth, we will need to hire, integrate and retain highly skilled and motivated employees, and will need to effectively manage a growing number of customer employees engaged in revenue cycle operations. We will also need to continue to improve our financial and management controls, reporting systems and procedures. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality service offerings.

Disruptions in service or damage to our data centers and shared services centers could adversely affect our business.

Our data centers and shared services centers are essential to our business. Our operations depend on our ability to operate our shared service centers, and to maintain and protect our applications, which are located in data centers that are operated for us by third parties. We cannot control or assure the continued or uninterrupted availability of these third party data centers. In addition, our information technologies and systems, as well as our data centers and shared services centers, are vulnerable to damage or interruption from various causes, including (i) acts of God and other natural disasters, war and acts of terrorism and (ii) power losses, computer systems failures, Internet and telecommunications or data network failures, operator error, losses of and corruption of data and similar events. We conduct business continuity planning and maintain insurance against fires, floods, other natural disasters and general business interruptions to mitigate the adverse effects of a disruption, relocation or change in operating environment at one of our data centers or shared services centers, but the situations we plan for and the amount of insurance coverage we maintain may not be adequate in any particular case. In addition, the occurrence of any of these events could result in interruptions, delays or cessations in service to our customers, or in interruptions, delays or cessations in the direct connections we establish between our customers and third-party payors. Any of these events could impair or prohibit our ability to provide our services, reduce the attractiveness of our services to current or potential customers and adversely impact our financial condition and results of operations.

In addition, despite the implementation of security measures, our infrastructure, data centers, shared services centers or systems that we interface with, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks or other attacks by third parties seeking to disrupt operations or misappropriate information or similar physical or electronic breaches of security. Any of these can cause system failure, including network, software or hardware failure, which can result in service disruptions. As a result, we may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by such breaches.

If our security measures are breached or fail and unauthorized access is obtained to a customer’s data, our service may be perceived as not being secure, the attractiveness of our services to current or potential customers may be reduced, and we may incur significant liabilities.

Our services involve the storage and transmission of customers’ proprietary information and protected health, financial, payment and other personal information of patients. We rely on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for processing, transmission and storage of such information, and because of the sensitivity of this information, the effectiveness of such security efforts is very important. The systems currently used for transmission and approval of credit card transactions, and the technology utilized in credit cards themselves, all of which can put credit card data at risk, are determined and controlled by the payment card industry, not by us. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, someone may be able to obtain unauthorized access to customer or patient data. Improper activities by third parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of our computer systems. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventive measures. Our security measures may not be effective in preventing these types of activities, and the security measures of our third-party data centers and service providers may not be adequate. If a breach of our security occurs, we could face damages for contract breach, penalties for violation of applicable laws or regulations, possible lawsuits by individuals affected by the breach and significant remediation costs and efforts to prevent future occurrences. In addition, whether there is an actual or a perceived breach of our security, the market perception of the effectiveness of our security measures could be harmed and we could lose current or potential customers.

We may be liable to our customers or third parties if we make errors in providing our services, and our anticipated net services revenue may be lower if we provide poor service.

The services we offer are complex, and we make errors from time to time. Errors can result from the interface of our proprietary technology tools and a customer’s existing patient accounting system, or we may make human errors in any aspect of our service offerings. The costs incurred in correcting any material errors may be substantial and could adversely affect our operating results. Our customers, or third parties such as our customers’ patients, may assert claims against us alleging that they suffered damages due to our errors, and such claims could subject us to significant legal defense costs and adverse publicity regardless of the merits or eventual outcome of such claims. In addition, if we provide poor service to a customer and the customer therefore realizes less improvement in revenue yield, the incentive fee payments to us from that customer will be lower than anticipated.

We offer our services in many jurisdictions and, therefore, may be subject to state and local taxes that could harm our business or that we may have inadvertently failed to pay.

We may lose sales or incur significant costs should various tax jurisdictions be successful in imposing taxes on a broader range of services. Imposition of such taxes on our services could result in substantial unplanned costs, would effectively increase the cost of such services to our customers and may adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed. For example, in 2008 Michigan began to impose a tax based on gross receipts in addition to tax based on net income. For the year ended December 31, 2009, we recorded a tax provision of $3.0 million, of which $1.5 million was attributable to the Michigan gross receipts tax.

Our growing operations in India expose us to risks that could have an adverse effect on our costs of operations.

We employ a significant number of persons in India and expect to continue to add personnel in India. While there are cost advantages to operating in India, significant growth in the technology sector in India has increased competition to attract and retain skilled employees and has led to a commensurate increase in compensation costs. In the future, we may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure in India. In addition, our reliance on a workforce in India exposes us to disruptions in the business, political and economic environment in that region. Maintenance of a stable political environment is important to our operations, and terrorist attacks and acts of violence or war may directly affect our physical facilities and workforce or contribute to general instability. Our operations in India require us to comply with local laws and regulatory requirements, which are complex and of which we may not always be aware, and expose us to foreign currency exchange rate risk. Our Indian operations may also subject us to trade restrictions, reduced or inadequate protection for intellectual property rights, security breaches and other factors that may adversely affect our business. Negative developments in any of these areas could increase our costs of operations or otherwise harm our business.

Negative public perception in the United States regarding offshore outsourcing and proposed legislation may increase the cost of delivering our services.

Offshore outsourcing is a politically sensitive topic in the United States. For example, various organizations and public figures in the United States have expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in the United States. In addition, there has been recent publicity about the negative experience of certain companies that use offshore outsourcing, particularly in India. Current or prospective customers may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would increase the cost of delivering our services if we had to relocate aspects of our services from India to the United States where operating costs are higher.

Legislation in the United States may be enacted that is intended to discourage or restrict offshore outsourcing. In the United States, federal and state legislation has been proposed, and enacted in several states, that could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. For example, legislation has been proposed that would require offshore providers to identify where they are located. In addition, legislation has been enacted in at least one state that requires that state contracts for services be performed within the United States, while several other states provide a preference to state contracts that are performed within the state. It is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts, or that receive government funding or reimbursement, such as Medicare or Medicaid payments, from outsourcing their services to offshore service providers. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing in the United States may adversely affect our ability to do business, particularly if these changes are widespread, and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Regulatory Risks

The healthcare industry is heavily regulated. Our failure to comply with regulatory requirements could create liability for us, result in adverse publicity and negatively affect our business.

The healthcare industry is heavily regulated and is subject to changing political, legislative, regulatory and other influences. Many healthcare laws are complex, and their application to specific services and relationships may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the services that we provide. There can be no assurance that our operations will not be challenged or adversely affected by enforcement initiatives. Our failure to accurately anticipate the application of these laws and regulations to our business, or any other failure to comply with regulatory requirements, could create liability for us, result in adverse publicity and negatively affect our business. Federal and state legislatures and agencies periodically consider proposals to revise aspects of the healthcare industry or to revise or create additional statutory and regulatory requirements. Such proposals, if implemented, could impact our operations, the use of our services and our ability to market new services, or could create unexpected liabilities for us. We are unable to predict what changes to laws or regulations might be made in the future or how those changes could affect our business or our operating costs.

Developments in the healthcare industry, including national healthcare reform, could adversely affect our business.

The healthcare industry has changed significantly in recent years and we expect that significant changes will continue to occur. The timing and impact of developments in the healthcare industry are difficult to predict. We cannot be sure that the markets for our services will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in those markets. The federal healthcare reform legislation (known as the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010) that was enacted in March 2010 could, for example, encourage more companies to enter our market, provide advantages to our competitors and result in the development of solutions that compete with ours. Moreover, healthcare reform remains a major policy issue at the federal level, and additional healthcare legislation in the future could have adverse consequences for us or the customers we serve.

If a breach of our measures protecting personal data covered by the Health Insurance Portability and Accountability Act or Health Information Technology for Economic and Clinical Health Act occurs, we may incur significant liabilities.

The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it, which we refer to collectively as HIPAA, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. Under HIPAA, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. In February 2009 HIPAA was amended by the Health Information Technology for Economic and Clinical Health, or HITECH, Act to add provisions that impose certain of the HIPAA privacy and security requirements directly upon business associates of covered entities. New regulations that took effect in late 2009 also require business associates to notify covered entities, who in turn must notify affected individuals and government authorities of data security breaches involving unsecured protected health information. Most of our customers are covered entities and we are a business associate to many of those customers under HIPAA and the HITECH Act as a result of our contractual obligations to perform certain functions on behalf of and provide certain services to those customers. We have implemented and maintain physical, technical and administrative safeguards intended to protect all personal data and have processes in place to assist us in complying with applicable laws and regulations regarding the protection of this data and properly responding to any security incidents. A knowing breach of the HITECH Act’s requirements could expose us to criminal liability. A breach of our safeguards and processes that is not due to reasonable cause or involves willful neglect could expose us to civil penalties and the possibility of civil litigation.

If we fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

A number of federal and state laws, including anti-kickback restrictions and laws prohibiting the submission of false or fraudulent claims, apply to healthcare providers, physicians and others that make, offer, seek or receive referrals or payments for products or services that may be paid for through any federal or state healthcare program and, in some instances, any private program. These laws are complex and their application to our specific services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Federal and state regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other healthcare reimbursement laws and rules. From time to time, participants in the healthcare industry receive inquiries or subpoenas to produce documents in connection with government investigations. We could be required to expend significant time and resources to comply with these requests, and the attention of our management team could be diverted by these efforts. Furthermore, if we are found to be in violation of any federal or state fraud and abuse laws, we could be subject to civil and criminal penalties, and we could be excluded from participating in federal and state healthcare programs such as Medicare and Medicaid. The occurrence of any of these events could give our customers the right to terminate our managed service contracts with them and result in significant harm to our business and financial condition.

The federal healthcare anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to induce referrals, and some of these state laws are applicable to all patients regardless of whether the patient is covered under a governmental health program or private health plan. We seek to structure our business relationships and activities to avoid any activity that could be construed to implicate the federal healthcare anti-kickback law and similar laws. We cannot assure you, however, that our arrangements and activities will be deemed outside the scope of these laws or that increased enforcement activities will not directly or indirectly have an adverse effect on our business, financial condition or results of operations. Any determination by a federal or state agency or court that we have violated any of these laws could subject us to civil or criminal penalties, could require us to change or terminate some portions of our operations or business, could disqualify us from providing services to healthcare providers doing business with government programs, could give our customers the right to terminate our managed service contracts with them and, thus, could have a material adverse effect on our business and results of operations. Moreover, any violations by and resulting penalties or exclusions imposed upon our customers could adversely affect their financial condition and, in turn, have a material adverse effect on our business and results of operations.

There are also numerous federal and state laws that forbid submission of false information or the failure to disclose information in connection with the submission and payment of healthcare provider claims for reimbursement. In particular, the federal False Claims Act, or the FCA, prohibits a person from knowingly presenting or causing to be presented a false or fraudulent claim for payment or approval by an officer, employee or agent of the United States. In addition, the FCA prohibits a person from knowingly making, using, or causing to be made or used a false record or statement material to such a claim. Violations of the FCA may result in treble damages, significant monetary penalties, and other collateral consequences including, potentially, exclusion from participation in federally funded healthcare programs. The scope and implications of the recent amendments to the FCA pursuant to the Fraud Enforcement and Recovery Act of 2009, or FERA, have yet to be fully determined or adjudicated and as a result it is difficult to predict how future enforcement initiatives may impact our business. Pursuant to the healthcare reform legislation enacted in March 2010, a claim that includes items or services resulting from a violation of the federal anti-kickback law constitutes a false or fraudulent claim for purposes of the FCA.

These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Errors created by our proprietary tools or services that relate to entry, formatting, preparation or transmission of claim or cost report information may be determined or alleged to be in violation of these laws and regulations. Any failure of our proprietary tools or services to comply with these laws and regulations could result in substantial civil or criminal liability and could, among other things, adversely affect demand for our services, invalidate all or portions of some of our managed service contracts with our customers, require us to change or terminate some portions of our business, require us to refund portions of our base fee revenues and incentive payment revenues, cause us to be disqualified from serving customers doing business with government payers, and give our customers the right to terminate our managed service contracts with them, any one of which could have an adverse effect on our business.

Our failure to comply with debt collection and consumer credit reporting regulations could subject us to fines and other liabilities, which could harm our reputation and business.

The U.S. Fair Debt Collection Practices Act, or FDCPA, regulates persons who regularly collect or attempt to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. Certain of our accounts receivable activities may be subject to the FDCPA. Many states impose additional requirements on debt collection communications, and some of those requirements may be more stringent than the comparable federal requirements. Moreover, regulations governing debt collection are subject to changing interpretations that may be inconsistent among different jurisdictions. We are also subject to the Fair Credit Reporting Act, or FCRA, which regulates consumer credit reporting and which may impose liability on us to the extent that the adverse credit information reported on a consumer to a credit bureau is false or inaccurate. We could incur costs or could be subject to fines or other penalties under the FCRA if the Federal Trade Commission determines that we have mishandled protected information. We or our customers could be required to report such breaches to affected consumers or regulatory authorities, leading to disclosures that could damage our reputation or harm our business, financial position and operating results.

Potential additional regulation of the disclosure of health information outside the United States may increase our costs.

Federal or state governmental authorities may impose additional data security standards or additional privacy or other restrictions on the collection, use, transmission and other disclosures of health information. Legislation has been proposed at various times at both the federal and the state levels that would limit, forbid or regulate the use or transmission of medical information pertaining to U.S. patients outside of the United States. Such legislation, if adopted, may render our operations in India impracticable or substantially more expensive. Moving such operations to the United States may involve substantial delay in implementation and increased costs.

Risks Related to Intellectual Property

We may be unable to adequately protect our intellectual property.

Our success depends, in part, upon our ability to establish, protect and enforce our intellectual property and other proprietary rights. If we fail to establish or protect our intellectual property rights, we may lose an important advantage in the market in which we compete. We rely upon a combination of patent, trademark, copyright and trade secret law and contractual terms and conditions to protect our intellectual property rights, all of which provide only limited protection. We cannot assure you that our intellectual property rights are sufficient to protect our competitive advantages. Although we have filed four U.S. patent applications, we cannot assure you that any patents that will be issued from these applications will provide us with the protection that we seek or that any future patents issued to us will not be challenged, invalidated or circumvented. We have also been issued one U.S. patent, but we cannot assure you that it will provide us with the protection that we seek or that it will not be challenged, invalidated or circumvented. Legal standards relating to the validity, enforceability and scope of protection of patents are uncertain. Any patents that may be issued in the future from pending or future patent applications or our one issued patent may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any trademark registrations will be issued for pending or future applications or that any of our trademarks will be enforceable or provide adequate protection of our proprietary rights.

We also rely in some circumstances on trade secrets to protect our technology. Trade secrets may lose their value if not properly protected. We endeavor to enter into non-disclosure agreements with our employees, customers, contractors and business partners to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use of our technology, and adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and proprietary technology. Moreover, others may reverse engineer or independently develop technologies that are competitive to ours or infringe our intellectual property.

Accordingly, despite our efforts, we may be unable to prevent third parties from infringing or misappropriating our intellectual property and using our technology for their competitive advantage. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition. Monitoring infringement of our intellectual property rights can be difficult and costly, and enforcement of our intellectual property rights may require us to bring legal actions against infringers. Infringement actions are inherently uncertain and therefore may not be successful, even when our rights have been infringed, and even if successful may require a substantial amount of resources and divert our management’s attention.

Claims by others that we infringe their intellectual property could force us to incur significant costs or revise the way we conduct our business.

Our competitors protect their intellectual property rights by means such as patents, trade secrets, copyrights and trademarks. We have not conducted an independent review of patents issued to third parties. Additionally, because patent applications in the United States and many other jurisdictions are kept confidential for 18 months before they are published, we may be unaware of pending patent applications that relate to our proprietary technology. Although we have not been involved in any litigation related to intellectual property rights of others, from time to time we receive letters from other parties alleging, or inquiring about, possible breaches of their intellectual property rights. Any party asserting that we infringe its proprietary rights would force us to defend ourselves, and possibly our customers, against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights or interruption or cessation of our operations. The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, the risk of such a lawsuit will likely increase as our size and scope of our services and technology platforms increase, as our geographic presence and market share expand and as the number of competitors in our market increases. Any such claims or litigation could:

•	be time-consuming and expensive to defend, whether meritorious or not;

•	require us to stop providing the services that use the technology that infringes the other party’s intellectual property;

•	divert the attention of our technical and managerial resources;

•	require us to enter into royalty or licensing agreements with third parties, which may not be available on terms that we deem acceptable, if at all;

•	prevent us from operating all or a portion of our business or force us to redesign our services and technology platforms, which could be difficult and expensive and may make the performance or value of our service offerings less attractive;

•	subject us to significant liability for damages or result in significant settlement payments; or

•	require us to indemnify our customers as we are required by contract to indemnify some of our customers for certain claims based upon the infringement or alleged infringement of any third party’s intellectual property rights resulting from our customers’ use of our intellectual property.

Intellectual property litigation can be costly. Even if we prevail, the cost of such litigation could deplete our financial resources. Litigation is also time-consuming and could divert management’s attention and resources away from our business. Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could significantly limit our ability to continue our operations and could harm our relationships with current and prospective customers. Any of the foregoing could disrupt our business and have a material adverse effect on our operating results and financial condition.

Risks Related to this Offering and Ownership of Shares of Our Common Stock

The trading price of our common stock is likely to be volatile, and you may not be able to sell your shares at or above the initial public offering price.

Our common stock has no prior trading history, and an active public market for these shares may not develop or be sustained after this offering. The initial public offering price for our common stock was determined through negotiations with the representatives of the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors. In addition to the risks described in this section, factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

In addition, if the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations.

Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management’s attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

Our securities have no prior market and our stock price may decline after the offering.

Prior to this offering, there has been no public market for shares of our common stock. Although our common stock has been approved for listing on the New York Stock Exchange, an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. For example, the New York Stock Exchange imposes certain securities trading requirements, including minimum trading price, minimum number of stockholders and minimum market capitalization. We and the representatives of the underwriters negotiated to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could lose all or part of your investment.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up agreements described below expire and other restrictions on resale lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of April 30, 2010, upon the closing of this offering, we will have outstanding 90,015,707 shares of common stock. Of these shares, 10,309,374 shares of common stock will be eligible for sale in the public market and 79,706,333 shares of common stock will be subject to a 180-day contractual lock-up with the underwriters. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, acting as representatives of the underwriters, may permit our officers, directors, employees and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. Upon expiration of the contractual lock-up agreements with the underwriters, and based on shares outstanding as of April 30, 2010, an additional 79,706,333 shares will be eligible for sale in the public market.

Some of our existing stockholders have demand and incidental registration rights to require us to register with the SEC up to 75,259,073 shares of our common stock, following the closing of this offering and expiration of the lock-up agreements, assuming no exercise of the underwriters’ option to purchase additional shares. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market.

See “Shares Eligible for Future Sale” for further details regarding the number of shares eligible for sale in the public market after this offering.

Insiders will continue to have substantial control over us after this offering and will be able to determine substantially all matters requiring stockholder approval.

Upon the closing of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 52.8% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares. As a result, these stockholders will be able to determine substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third-party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal and Selling Stockholders”.

You will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $10.98 per share. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, if the underwriters exercise their option to purchase additional shares from us, if outstanding warrants to purchase our common stock are exercised or if we issue additional equity securities, you will experience additional dilution.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the closing of this offering:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated bylaws.

For additional information regarding these and other anti-takeover provisions, see “Description of Capital Stock — Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law”.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future following the closing of this offering.

Although we paid cash dividends on our capital stock in July 2008 and September 2009, we do not expect to pay cash dividends on our common stock in the foreseeable future following the closing of this offering. Any future dividend payments will be within the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, capital requirements, capital expenditure requirements, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. In addition, our revolving credit facility does not permit us to pay dividends without the lender’s prior consent. We may not generate sufficient cash from operations in the future to pay dividends on our common stock. See “Dividend Policy”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	our ability to attract and retain customers;

•	our financial performance;

•	the advantages of our solution as compared to those of others;

•	our new quality/cost service initiative;

•	our ability to establish and maintain intellectual property rights;

•	our ability to retain and hire necessary employees and appropriately staff our operations; and

•	our estimates regarding capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. Industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $69.0 million, or $80.3 million if the underwriters fully exercise their option to purchase additional shares from us, after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use approximately $0.9 million of our net proceeds of this offering to pay the preferred stock liquidation preferences that will be paid in cash to the holders of our outstanding preferred stock concurrently with the conversion of such shares into shares of our common stock upon the closing of this offering. See “Related Person Transactions — Preferred Stock Liquidation Preferences” for more information. We intend to use the remainder of our net proceeds of this offering for general corporate purposes, which may include financing our growth, developing new services and funding capital expenditures, acquisitions and investments. In addition, the other principal purposes for this offering are to:

•	increase our visibility in the markets we serve;

•	strengthen our balance sheet and increase the likelihood that we remain debt-free;

•	create a public market for our common stock;

•	facilitate our future access to the public capital markets;

•	provide liquidity for our existing stockholders;

•	improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

•	enhance our ability to acquire complementary businesses or technologies.

Except for the preferred stock liquidation preference payments described above, we have not yet determined with any certainty the manner in which we will allocate our net proceeds. Our management will retain broad discretion in the allocation and use of our net proceeds of this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. For example, if we were to expand our operations more rapidly than anticipated by our current plans, a greater portion of the proceeds would likely be used for the development or enhancement of our proprietary technologies. Alternatively, if we were to engage in an acquisition that required a significant cash outlay, some or all of the proceeds might be used for that purpose.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any material investments. We cannot assure you that we will make any acquisitions or investments in the future.

Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

We declared a cash dividend in the aggregate amount of $15.0 million, or $0.18 per common-equivalent share, to holders of record as of July 11, 2008 of our common stock and preferred stock. We declared an additional cash dividend in the aggregate amount of $14.9 million, or $0.18 per common equivalent share, to holders of record as of September 1, 2009 of our common stock and preferred stock.

We currently intend to retain earnings, if any, to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future following the closing of this offering. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, provisions of applicable law, and other factors the board deems relevant. In 2009, we entered into a $15 million revolving line of credit, which does not permit us to pay any future dividends without the lender’s prior consent.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the split of our common stock effected on May 3, 2010 pursuant to which each outstanding share of common stock was reclassified into 3.92 shares of common stock, (2) the conversion of all outstanding shares of non-voting common stock into shares of voting common stock effected on May 19, 2010, (3) the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering and (4) the mandatory preferred stock preference payment of $16.1 million payable to the holders of outstanding preferred stock upon the completion of this offering.

•	on a pro forma as adjusted basis to reflect (1) the items described in the preceding bullet, including satisfaction of the $16.1 million payable to the holders of outstanding preferred stock upon the completion of this offering through the payment of an aggregate of $0.9 million in cash and the issuance of an aggregate of 1,265,012 shares of common stock, based on payment elections received from such holders, (2) our issuance and sale of 6,666,667 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds therefrom as described in “Use of Proceeds”, of which $3.6 million was paid prior to March 31, 2010, (3) our issuance of 615,649 shares of common stock upon cashless exercises of outstanding warrants prior to the closing of this offering, and (4) our issuance of 100,000 shares of common stock to FT Partners contemporaneously with the closing of this offering, which FT Partners has elected in writing to receive in satisfaction of a fee for financial advisory services in respect of this offering.

You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	March 31, 2010
			Pro forma
	Actual	Pro forma	as adjusted
	(Unaudited)
	(In thousands, except share and per share amounts)
Cash and cash equivalents	$30,311	$30,311	$103,253

Stockholders’ equity:
Convertible preferred stock, $0.01 par value; 1,350,000(1) shares authorized and issuable in series, 1,299,541 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	13	—	—
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—

	March 31, 2010
			Pro forma
	Actual	Pro forma	as adjusted
	(Unaudited)
	(In thousands, except share and per share amounts)
Common stock, $0.01 par value:
Voting common stock, 68,600,000 shares authorized, 32,186,858 shares issued and outstanding, actual; 68,600,000 shares authorized, no shares issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	82	—	—
Non-voting common stock, 31,360,000 shares authorized, 5,343,477 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	13	—	—
Common stock, $0.01 par value; no shares authorized, issued or outstanding, actual; 500,000,000 shares authorized, 81,326,955 shares issued and outstanding, pro forma; 89,974,283 shares issued and outstanding, pro forma as adjusted	—	108	190
Additional paid-in capital	53,878	37,811	123,109
Non-executive employee loans for stock option exercises	(107)	(107)	(107)
Accumulated deficit	(30,138)	(30,138)	(30,138)
Cumulative translation adjustment	100	100	100

Total stockholders’ equity	23,841	7,774	93,154

Total capitalization	$23,841	$7,774	$93,154

(1)	Out of 1,350,000 shares of preferred stock authorized in our certificate of incorporation, 32,317 shares have been designated as Series A, 1,267,224 shares have been designated as Series D and the remaining 50,459 shares have neither been designated nor issued.

The table above is based on the number of shares of common stock outstanding as of March 31, 2010, and excludes:

•	3,266,668 shares of common stock issuable upon the exercise of warrants outstanding and exercisable as of March 31, 2010 at a weighted-average exercise price of $0.29 per share, which will remain outstanding after this offering if not exercised prior to this offering;

•	15,283,711 shares of common stock issuable upon the exercise of stock options outstanding and exercisable as of March 31, 2010 at a weighted-average exercise price of $9.03 per share, of which 5,470,391 shares with a weighted-average exercise price of $3.03 per share would be vested if purchased upon exercise of these options as of March 31, 2010; and

•	9,067,238 shares of common stock available for future issuance under our equity compensation plans as of March 31, 2010.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma historical net tangible book value as of March 31, 2010 was $6.3 million, or $0.08 per share of common stock. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of our common stock outstanding on March 31, 2010, after giving effect to (1) the split of our common stock effected on May 3, 2010 pursuant to which each outstanding share of common stock was reclassified into 3.92 shares of common stock, (2) the conversion of all outstanding shares of non-voting common stock into shares of common stock prior to the closing of this offering, (3) the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering and (4) the mandatory preferred stock preference payment of $16.1 million payable to the holders of outstanding preferred stock upon the completion of this offering.

On a pro forma as adjusted basis, after giving effect to (1) the items described in the preceding paragraph, including satisfaction of the $16.1 million payable to the holders of outstanding preferred stock upon the completion of this offering through the payment of an aggregate of $0.9 million in cash and the issuance of an aggregate of 1,265,012 shares of common stock, based on payment elections received from such holders, (2) our issuance and sale of 6,666,667 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, (3) our issuance of 615,649 shares of common stock upon cashless exercises of outstanding warrants prior to the closing of this offering, and (4) our issuance of 100,000 shares of common stock to FT Partners contemporaneously with the closing of this offering, which FT Partners has elected in writing to receive in satisfaction of a fee for financial advisory services in respect of this offering, the pro forma as adjusted net tangible book value as of March 31, 2010 would have been $91.7 million, or $1.02 per share. This represents an immediate increase in net tangible book value to existing stockholders of $0.94 per share, of which $0.76 per share is attributable to the sale of shares in this offering and $0.18 per share is due to the combination of the adjustments discussed above. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $10.98 per share. The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering without giving effect to the option to purchase additional shares from us granted to the underwriters:

Initial public offering price		$12.00
Pro forma net tangible book value per share as of March 31, 2010	0.08
Increase per share attributable to sale of shares of common stock in this offering	0.76
Increase per share attributable to the adjustments described above	0.18

Pro forma as adjusted net tangible book value per share after this offering		1.02

Dilution per share to new investors		$10.98

If the underwriters fully exercise their option to purchase additional shares from us, the pro forma as adjusted net tangible book value will increase to $1.13 per share, representing an immediate increase to existing stockholders of $1.05 per share, of which $0.88 per share is attributable to the sale of shares in this offering and $0.17 per share is due to the combination of the adjustments discussed above. Accordingly, new investors who purchase shares of common stock will suffer an immediate dilution of $10.87 per share. If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2010, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on the initial public offering price of $12.00 per share, before the deduction of the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
	(In thousands)

Existing stockholders(1)	83,307,616	92.6%	$25,586	24.2%	$0.31
New investors	6,666,667	7.4	80,000	75.8	$12.00

Total	89,974,283	100%	$105,586	100%

(1)	Includes 100,000 shares of common stock to be issued to FT Partners contemporaneously with the closing of this offering, which FT Partners has elected in writing to receive in satisfaction of a fee for financial advisory services in respect of this offering.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of March 31, 2010 after giving effect to (1) the split of our common stock effected on May 3, 2010 pursuant to which each outstanding share of common stock was reclassified into 3.92 shares of common stock, (2) the conversion of all outstanding shares of non-voting common stock into shares of voting common stock effected on May 19, 2010, (3) the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock, (4) the issuance of 615,649 shares of common stock upon cashless exercises of outstanding warrants prior to the closing of this offering, (5) the satisfaction of the $16.1 million payable to the holders of outstanding preferred stock upon the completion of this offering through the payment of an aggregate of $0.9 million in cash and the issuance of an aggregate of 1,265,012 shares of common stock, based on payment elections received from such holders, (6) our issuance of 6,666,667 shares of common stock in this offering, and (7) the issuance of 100,000 shares of common stock to FT Partners contemporaneously with the closing of this offering, and excludes:

•	3,266,668 shares of common stock issuable upon the exercise of warrants outstanding and exercisable as of March 31, 2010 at a weighted-average exercise price of $0.29 per share, which will remain outstanding after this offering if not exercised prior to this offering;

•	15,283,711 shares of common stock issuable upon the exercise of stock options outstanding and exercisable as of March 31, 2010 at a weighted-average exercise price of $9.03 per share, of which 5,470,391 shares with a weighted average exercise price of $3.03 per share would be vested if purchased upon exercise of these options as of March 31, 2010; and

•	9,067,238 shares of common stock available for future issuance under our equity compensation plans as of March 31, 2010.

The sale of 3,333,333 shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 79,974,283, or 88.9% of the total shares outstanding, and will increase the number of shares held by new investors to 10,000,000, or 11.1% of the total shares outstanding. If the underwriters exercise their option to purchase additional shares in full, the shares held by existing stockholders will further decrease to 79,474,283, or 87.4% of the total shares outstanding, and the number of shares held by new investors will further increase to 11,500,000, or 12.6% of the total shares outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. You should read the following selected consolidated financial data in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

We derived the statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements, which are included in this prospectus. We derived the statement of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 from our audited consolidated financial statements, which are not included in this prospectus.

The summary statements of operations for the three months ended March 31, 2009 and 2010 and the summary balance sheet data as of March 31, 2010 are derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as the audited financial statements and notes thereto and, in the opinion of our management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the information for the unaudited interim periods. Our historical results for prior interim periods are not necessarily indicative of results to be expected for a full year or for any future period.

						Three Months Ended
	Fiscal Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, except share and per share data)					(Unaudited)

Statement of Operations Data:
Net services revenue	$111,201	$160,741	$240,725	$398,469	$510,192	$112,467	$125,937
Costs of services	97,120	141,767	197,676	335,211	410,711	92,703	102,289

Operating margin	14,081	18,974	43,049	63,258	99,481	19,764	23,648

Operating expenses:
Infused management and technology	13,037	18,875	27,872	39,234	51,763	11,175	14,909
Selling, general and administrative	4,230	8,777	15,657	21,227	30,153	8,817	7,567

Total operating expenses	17,267	27,652	43,529	60,461	81,916	19,992	22,476

Income (loss) from operations	(3,186)	(8,678)	(480)	2,797	17,565	(228)	1,172
Net interest income (expense)	626	1,359	1,710	710	(9)	44	8

Income (loss) before provision for income taxes	(2,560)	(7,319)	1,230	3,507	17,556	(184)	1,180
Provision for income taxes	105	—	456	2,264	2,966	454	866

Net income (loss)	$(2,666)	$(7,319)	$774	$1,243	$14,590	$(638)	$314

Net income (loss) per common share:
Basic:	$(0.14)	$(0.28)	$0.01	$(0.19)	$0.17	$(0.02)	$0.00
Diluted:	(0.14)	(0.28)	0.01	(0.19)	0.15	(0.02)	0.00

						Three Months Ended
	Fiscal Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, except share and per share data)					(Unaudited)

Pro forma net income per share:
Basic:							$0.00
Diluted:							0.00
Weighted-average shares used in computing net income (loss) per common share:
Basic:	19,345,607	25,918,942	32,968,085	36,122,470	36,725,194	36,522,491	36,943,691
Diluted:	19,345,607	25,918,942	40,360,362	36,122,470	43,955,167	36,522,491	44,371,648
Other Operating Data (unaudited):
Adjusted EBITDA(1)	$(2,075)	$(7,125)	$6,842	$12,220	$32,912	$5,644	$4,377

Net patient revenue under management (at period end) (in billions)	$2.4	$4.1	$6.7	$9.2	$12.0	$10.9	$11.6

	As of December 31,					As of March 31,
	2005	2006	2007	2008	2009	2010
	(In thousands)					(Unaudited)

Balance Sheet Data:
Cash and cash equivalents	$17,558	$20,782	$34,745	$51,656	$43,659	$30,311
Working capital	7,817	(2,445)	8,010	(3,453)	(4,122)	(3,955)
Total assets	19,064	27,333	60,858	86,904	103,472	95,251
Total stockholders’ equity	$8,535	$3,166	$15,910	$7,923	$21,279	$23,841

(1)	We define adjusted EBITDA as net income (loss) before net interest income (expense), income tax expense (benefit), depreciation and amortization expense and share-based compensation expense. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, operating income and any other measure of financial performance calculated and presented in accordance with GAAP.

We believe adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•	adjusted EBITDA and similar non-GAAP measures are widely used by investors to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired;

•	securities analysts often use adjusted EBITDA and similar non-GAAP measures as supplemental measures to evaluate the overall operating performance of companies; and

•	by comparing our adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations of interest income (expense), income tax expense (benefit), depreciation and amortization expense and share-based compensation expense.

Our management uses adjusted EBITDA:

•	as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors and investors concerning our financial performance.

We understand that, although measures similar to adjusted EBITDA are frequently used by investors and securities analysts in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect share-based compensation expense;

•	adjusted EBITDA does not reflect cash requirements for income taxes;

•	adjusted EBITDA does not reflect net interest income (expense);

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

To properly and prudently evaluate our business, we encourage you to review the GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of adjusted EBITDA to net income (loss), the most comparable GAAP measure:

						Three Months Ended
	Fiscal Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands)					(Unaudited)

Net income (loss)	$(2,666)	$(7,319)	$774	$1,243	$14,590	$(638)	314
Net interest (income) expense(a)	(626)	(1,359)	(1,710)	(710)	9	(44)	(8)
Provision for income taxes	105	—	456	2,264	2,966	454	866
Depreciation and amortization expense	99	626	1,307	2,540	3,921	920	1,253

EBITDA	$(3,088)	$(8,052)	$827	$5,337	$21,486	$692	$2,425
Stock compensation expense(b)	—	844	934	3,551	6,917	1,458	1,952
Stock warrant expense(b)	1,013	83	5,081	3,332	4,509	3,494	—

Adjusted EBITDA	$(2,075)	$(7,125)	$6,842	$12,220	$32,912	$5,644	$4,377

(a) Interest income results from earnings associated with our cash and cash equivalents. Interest income declined subsequent to 2007 due to reductions in market interest rates. No debt or other interest-bearing obligations were outstanding during any of the periods presented. Interest expense for the year ended December 31, 2009 is a result of a $150 origination fee paid in connection with establishing our new revolving line of credit and has been shown net of interest income earned during the year.

(b) Stock compensation expense and stock warrant expense collectively represent the share-based compensation expense reflected in our financial statements. Of the amounts presented above, $928, $921, $1,736 and $721 was classified as a reduction in net services revenue for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009, respectively. No such reduction was recorded for the three months ended March 31, 2010 as all warrants had been earned and therefore there was no stock warrant expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our Background

Accretive Health is a leading provider of healthcare revenue cycle management services. Our business purpose is to help U.S. hospitals, physicians and other healthcare providers to more efficiently manage their revenue cycle operations, which encompass patient registration, insurance and benefit verification, medical treatment documentation and coding, bill preparation and collections. Our integrated technology and services offering, which we refer to as our solution, spans the entire revenue cycle and helps our customers realize sustainable improvements in their operating margins and improve the satisfaction of their patients, physicians and staff. We enable these improvements by helping our customers increase the portion of the maximum potential patient revenue they receive, while reducing total revenue cycle costs.

Our customers typically are multi-hospital systems, including faith-based or community healthcare systems, academic medical centers and independent ambulatory clinics, and their affiliated physician practice groups. To implement our solution, we assume full responsibility for the management and cost of a customer’s revenue cycle operations and supplement the existing staff involved in the customer’s revenue cycle with seasoned Accretive Health personnel. A customer’s net revenue improvements and cost savings generally increase over time as we deploy additional programs and as the programs we implement become more effective, which in turn provides visibility into our future revenue and profitability. In 2009, for example, approximately 87% of our net services revenue, and nearly all of our net income, was derived from customer contracts that were in place as of January 1, 2009.

Our customers have historically achieved significant net revenue yield improvements within 18 to 24 months of implementing our solution, with customers operating under mature managed service contracts typically realizing 400 to 600 basis points in yield improvements in the third or fourth contract year. All of a customer’s yield improvements during the period we are providing services are attributed to our solution because we assume full responsibility for the management of the customer’s revenue cycle. Our methodology for measuring yield improvements excludes the impact of external factors such as changes in reimbursement rates from payors, the expansion of existing services or addition of new services, volume increases and acquisitions of hospitals or physician practices, which may impact net revenue but are not considered changes to net revenue yield. We and our customers share financial gains resulting from our solution, which directly aligns our objectives and interests with those of our customers. Both we and our customers benefit — on a contractually agreed-upon basis — from net revenue yield increases realized by the customers as a result of our services. To date, we have experienced a contract renewal rate of 100% (excluding exploratory new services offerings, a consensual termination following a change of control and a customer reorganization). Coupled with the long-term nature of our managed service contracts and the fixed nature of the base fees under each contract, our historical renewal experience provides a core source of recurring revenue.

We believe that current macroeconomic conditions will continue to impose financial pressure on healthcare providers and will increase the importance of managing their revenue cycles effectively and efficiently. Additionally, the continued operating pressures facing U.S. hospitals coupled with some of the underlying themes of recently enacted healthcare reform legislation make the efficient management of the revenue cycle and collection of the full amount of payments due for patient services among the most critical challenges facing healthcare providers today.

Our corporate headquarters are located in Chicago, Illinois, and we operate shared services centers and offices in Michigan, Missouri, Florida and India. As of March 31, 2010, we had 1,802 full-time employees and managed approximately 6,300 of our customers’ employees who are involved in patient registration, health management information, procedure coding, billing and collections. We refer to these functions collectively as the revenue cycle, and to the personnel involved in a customer’s revenue cycle as revenue cycle staff.

In evaluating our business performance, our management monitors various financial and non-financial metrics. On a monthly basis, our chief executive officer, chief financial officer and other senior leaders monitor our overall net patient revenue under management, aggregate net services revenue, revenue cycle operating costs, corporate-level operating expenses, cash flow and adjusted EBITDA. When appropriate, decisions are made regarding action steps to improve these overall operational measures. Our senior operational leaders also monitor the performance of each customer’s revenue cycle operations through ten to twelve hospital-specific operating reviews each year. Such reviews typically focus on planned and actual revenue cycle operating results being achieved on behalf of our customers, progress against our operating metrics and planned and actual operating costs for that site. During these regular reviews, our senior operational leaders communicate to the operating teams suggestions to improve contract and operations performance and monitor the results of previous efforts. In addition, our senior management also monitors our ability to attract, hire and retain a sufficient number of talented employees to staff our growing business, and the development and performance of our proprietary technology.

Net Services Revenue

We derive our net services revenue primarily from service contracts under which we manage our customers’ revenue cycle operations. Revenues from managed service contracts consist of base fees and incentive payments:

•	Base fee revenues represent our contractually-agreed annual fees for managing and overseeing our customers’ revenue cycle operations. Following a comprehensive review of a customer’s operations, the customer’s base fees are tailored to its specific circumstances and the extent of the customer’s operations for which we are assuming operational responsibility; we do not have standardized fee arrangements.

•	Incentive payment revenues represent the amounts we receive by increasing our customers’ net patient revenue and identifying potential payment sources for patients who are uninsured and underinsured. These payments are governed by specific formulas contained in the managed service contract with each of our customers. In general, we earn incentive payments by increasing a customer’s actual cash yield as a percentage of the contractual amount owed to such customer for the healthcare services provided.

In addition, we earn revenue from other services, which primarily include our share of revenues associated with the collection of dormant patient accounts (more than 365 days old) under some of our service contracts. We also receive revenue from other services provided to customers that are not part of our integrated service offerings, such as procedure-by-procedure fee schedule reviews, physician advisory services or consulting on the billing for individuals receiving emergency room treatment.

Some of our service contracts entitle customers to receive a share of the cost savings we achieve from operating their revenue cycle. This share is returned to customers as a reduction in subsequent base fees. Our services revenue is reported net of cost sharing, and we refer to this as our net services revenue.

The following table summarizes the composition of our net services revenue for the year ended December 31, 2009 and the three months ended March 31, 2010 on a percentage basis:

	Year
	Ended	Three Months
	December 31,	Ended March 31,
	2009	2010

Net base fees for managed service contracts	85%	88%
Incentive payments for managed service contracts	13%	10%
Other services	2%	2%

Total	100%	100%

See “Results of Operations” for more information.

Costs of Services

Under our managed service contracts, we assume responsibility for all costs necessary to conduct our customers’ revenue cycle operations. Costs of services consist primarily of the salaries and benefits of the customers’ employees engaged in revenue cycle activities and managed on-site by us, the salaries and benefits of our employees who are engaged in revenue cycle activities, the costs associated with vendors that provide services integral to the customers’ revenue cycle and the costs associated with operating our shared services centers.

Under our managed service contracts, we assume responsibility for all costs necessary to conduct our customers’ revenue cycle operations. Costs of services consist primarily of:

•	Salaries and benefits of the customers’ employees engaged in revenue cycle activities and assigned to work on-site with us. Under our contracts with our customers, we are responsible for the cost of the salaries and benefits for these employees of our customers. Salaries are paid and benefits are provided to such individuals directly by the customer, instead of adding these individuals to our payroll, because these individuals remain employees of our customers.

•	Salaries and benefits of our employees in our shared services centers (these individuals are distinct from on-site “infused management” discussed below) and the non-payroll costs associated with operating our shared service centers.

•	Costs associated with vendors that provide services integral to the customer’s revenue cycle.

Operating Margin

Operating margin is equal to net services revenue less costs of services. Our operating model is designed to improve margin under each managed service contract as the contract matures, for several reasons:

•	We typically enhance the productivity of a customer’s revenue cycle operations over time as we fully implement our technology and procedures and because any overlap between costs of our shared services centers and costs of hospital operations targeted for transition is generally concentrated in the first year of the contract.

•	Incentive payments under each managed service contract generally increase over time as we deploy additional programs and the programs we implement become more effective and produce improved results for our customers.

Infused Management and Technology Expenses

We refer to our management and staff revenue cycle employees that we devote on-site to customer operations as infused management. Infused management and technology expenses consist primarily of the wages, bonuses, benefits, share based compensation, travel and other costs associated with deploying our employees on customer sites to guide and manage our customers’

revenue cycle operations. The employees we deploy on customer sites typically have significant experience in revenue cycle operations, technology, quality control or other management disciplines. The other significant portion of these expenses is an allocation of the costs associated with maintaining, improving and deploying our integrated proprietary technology suite and an allocation of the costs previously capitalized for developing our integrated proprietary technology suite.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of expenses for executive, sales, corporate information technology, legal, regulatory compliance, finance and human resources personnel, including wages, bonuses, benefits and share-based compensation; fees for professional services; share-based expense for stock warrants; insurance premiums; facility charges; and other corporate expenses. Professional services consist primarily of external legal, tax and audit services. We expect selling, general and administrative expenses to increase in absolute dollars as we continue to add information technology, human resources, finance, accounting and other administrative personnel as we expand our business.

We also expect to incur additional professional fees and other expenses resulting from future expansion and the compliance requirements of operating as a public company, including increased audit and legal expenses, investor relations expenses, increased insurance expenses, particularly for directors’ and officers’ liability insurance, and the costs of complying with Section 404 of the Sarbanes-Oxley Act. While these costs may initially increase as a percentage of our net services revenue, we expect that in the future these expenses will increase at a slower rate than our overall business volume, and that they will eventually represent a smaller percentage of our net services revenue.

Although we cannot predict future changes to the laws and regulations affecting us or the healthcare industry generally, we do not expect that any associated changes to our compliance programs will have a material effect on our selling, general and administrative expenses.

Interest Income (Expense)

Interest income is derived from the return achieved from our cash balances. We invest primarily in highly liquid, short-term investments, primarily those insured by the U.S. government. Our return on our cash investments declined in 2008 and 2009 as a result of the general decrease in overall interest rates. Interest expense for the year ended December 31, 2009 resulted from origination fees associated with our revolving line of credit, which we entered into on September 30, 2009.

Income Taxes

Income tax expense consists of federal and state income taxes in the United States and India. Although we had net operating loss carryforwards in 2008, our effective tax rate in 2008 was approximately 65%. This was due principally to the fact that a large portion of our operations is conducted in Michigan, which in 2008 began to impose a tax based on gross receipts in addition to tax based on net income. Although we continued to pay the Michigan gross receipts tax in 2009, our effective tax rate declined to approximately 17% in 2009, principally due to the release of $3.5 million of valuation allowances for deferred tax assets. We expect our overall effective tax rate to be approximately 45% in 2010 and 40% in future years because we no longer have any net operating loss carryforwards and the impact of the Michigan gross receipts tax will become less significant in relation to other income-based taxes. We also expect our income tax expense to increase in absolute dollars as our income increases.

Application of Critical Accounting Policies and Use of Estimates

Our consolidated financial statements reflect the assets, liabilities and results of operations of Accretive Health, Inc. and our wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Our consolidated financial statements have been prepared in accordance with GAAP.

The preparation of financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in our consolidated financial statements and the accompanying notes. We regularly evaluate the accounting policies and estimates we use. In general, we base estimates on historical experience and on assumptions that we believe to be reasonable given our operating environment. Estimates are based on our best knowledge of current events and the actions we may undertake in the future. Although we believe all adjustments considered necessary for fair presentation have been included, our actual results may differ materially from our estimates.

We believe that the accounting policies described below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our consolidated financial statements. In addition, we believe that a discussion of these policies is necessary to understand and evaluate the consolidated financial statements contained in this prospectus. For further information on our critical and other significant accounting policies, see note 2 to our consolidated financial statements contained elsewhere in this prospectus.

Revenue Recognition

Our managed service contracts generally have an initial term of four to five years and various start and end dates. After the initial terms, these contracts renew annually unless canceled by either party. Revenue from managed service contracts consists of base fees and incentive payments.

We record revenue in accordance with the provisions of Staff Accounting Bulletin 104. As a result, we only record revenue once there is persuasive evidence of an arrangement, services have been rendered, the amount of revenue has become fixed or determinable and collectibility is reasonably assured. We recognize base fee revenues on a straight-line basis over the life of the managed service contract. Base fees for contracts which are received in advance of services delivered are classified as deferred revenue in the consolidated balance sheets until services have been provided.

Our managed service contracts generally allow for adjustments to the base fee. Adjustments typically occur at 90, 180 or 360 days after the contract commences, but can also occur at subsequent dates as a result of factors including changes to the scope of operations and internal and external audits. All adjustments, which can increase or decrease revenue and operating margin, are recorded in the period the changes are known and collectibility of any additional fees is reasonably assured. Any such adjustments may cause our quarter-to-quarter results of operations to fluctuate. Adjustments may vary in direction, frequency and magnitude and generally have not materially affected our annual revenue trends, margin trends, and visibility.

We record revenue for incentive payments once the calculation of the incentive payment earned is finalized and collectibility is reasonably assured. We use a proprietary technology and methodology to calculate the amount of benefit each customer receives as a result of our services. Our calculations are based in part on the amount of revenue each customer is entitled to receive from commercial and private insurance carriers, Medicare, Medicaid and patients. Because the laws, regulations, instructions, payor contracts and rule interpretations governing how our customers receive payments from these parties are complex and change frequently, estimates of a customer’s prior period benefits could change. All changes in estimates are recorded when new information is available and calculations are completed.

Incentive payments are based on the benefits a customer has received throughout the life of the managed service contract with us. Each quarter, we record the increase in the total benefits received to date. If a quarterly calculation indicates that the cumulative benefits to date have decreased, we record a reduction in revenue. If the decrease in revenue exceeds the amount previously paid by the customer, the excess is recorded as deferred revenue.

Our services also include collection of dormant patient accounts receivable that have aged 365 days or more directly from individual patients. We share all cash generated from these collections with our customers in accordance with specified arrangements. We record as revenue our portion of the cash received from these collections when each customer’s cash application is complete.

Accounts Receivable and Allowance for Uncollectible Accounts

Base fees are billed to customers quarterly. Base fees received prior to when services are delivered are classified as deferred revenue. Accordingly, the timing of customer payments can result in short-term fluctuations in cash, accounts receivable and deferred revenue.

We assess our customers’ creditworthiness as a part of our customer acceptance process. We maintain an estimated allowance for doubtful accounts to reduce our gross accounts receivable to the amount that we believe will be collected. This allowance is based on our historical experience, our continuing assessment of each customer’s ability to pay and the status of any ongoing operations with each applicable customer.

We perform quarterly reviews and analyses of each customer’s outstanding balance and assess, on an account-by-account basis, whether the allowance for doubtful accounts needs to be adjusted based on currently available evidence such as historical collection experience, current economic trends and changes in customer payment terms. In accordance with our policy, if collection efforts have been pursued and all avenues for collections exhausted, accounts receivable would be written off as uncollectible.

Software Development

We apply the provisions of Accounting Standards Codification, or ASC, 350-40, Intangibles — Goodwill and Other — Internal-Use Software, which requires the capitalization of costs incurred in connection with developing or obtaining internal use software. In accordance with ASC 350-40, we capitalize the costs of internally-developed, internal use software when an application is in the development stage. This generally occurs after the overall design and functionality of the application has been approved and our management has committed to the application’s development. Capitalized software development costs consist of payroll and payroll-related costs for employee time spent developing a specific internal use software application or related enhancements, and external costs incurred that are related directly to the development of a specific software application.

Goodwill

Goodwill represents the excess purchase price over the net assets acquired for a business that we acquired in May 2006. In accordance with ASC 350, Intangibles — Goodwill and Other, goodwill is not subject to amortization but is subject to impairment testing at least annually. Our annual impairment assessment date is the first day of our fourth quarter. We conduct our impairment testing on a company-wide basis because we have only one operating and reporting segment. Our impairment tests are based on our current business strategy in light of present industry and economic conditions and future expectations. As we apply our judgment to estimate future cash flows and an appropriate discount rate, the analysis reflects assumptions and uncertainties. Our estimates of future cash flows could differ from actual results. Our most recent impairment assessment did not result in goodwill impairment.

Impairments of Long-Lived Assets

We evaluate all of our long-lived assets, such as furniture, equipment, software and other intangibles, for impairment in accordance with ASC 360, Property, Plant and Equipment, when events or changes in circumstances warrant such a review. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an adjustment to fair value is required. This evaluation is significantly impacted by estimates and assumptions of future revenue, expenses and other factors, which are in turn affected by changes in the business climate, legal matters and competition.

Income Taxes

We record deferred tax assets and liabilities for future income tax consequences that are attributable to differences between the carrying amount of assets and liabilities for financial statement purposes and the income tax bases of such assets and liabilities. We base the measurement of deferred tax assets and liabilities on enacted tax rates that we expect will apply to taxable income in the year we expect to settle or recover those temporary differences. We recognize the effect on deferred income tax assets and liabilities of any change in income tax rates in the period that includes the enactment date. We provide a valuation allowance for deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2008 and in all prior periods, a valuation allowance was provided for all of our net deferred tax assets. As a result of our improved operations, in 2009 we determined that it was no longer necessary to maintain a valuation allowance for all of our deferred tax assets.

The primary sources of our deferred taxes are:

•	differences in timing of depreciation on fixed assets;

•	the timing of revenue recognition arising from incentive payments;

•	employee compensation costs arising from stock options; and

•	costs associated with the issuance of warrants to purchase shares of our common stock.

Beginning January 1, 2008, with the adoption of ASC 740-10, Income Taxes — Overall, we recognize the financial statement effects of a tax position only when it is more likely than not that the position will be sustained upon examination. Tax positions taken or expected to be taken that are not recognized under the pronouncement are recorded as liabilities. Interest and penalties relating to income taxes are recognized in our income tax provision in the statements of consolidated operations.

Share-Based Compensation Expense

Our share-based compensation expense results from issuances of shares of restricted common stock and grants of stock options and warrants to employees, directors, outside consultants, customers, vendors and others. We recognize the costs associated with option and warrant grants using the fair value recognition provisions of ASC 718, Compensation — Stock Compensation. Generally, ASC 718 requires the value of share-based payments to be recognized in the statement of operations based on their estimated fair value at date of grant amortized over the grant’s vesting period.

Restricted Stock Plan.  Our restricted stock plan was adopted by our board of directors in March 2004, amended in June 2004, August 2004 and February 2005. As of April 30, 2010, there were 25,871,807 shares of common stock outstanding under our restricted stock plan, all of which were vested. We have made the following grants to employees, directors and consultants under the restricted stock plan:

•	In March 2004, we issued shares of common stock to our chief executive officer. The shares vested in 48 monthly installments beginning in November 2003. As a result, we recorded share-based compensation expense of $19,200 in 2007.

•	In June 2004, we issued shares of common stock to certain employees and directors. In January 2005, we issued additional shares of common stock to a member of our board of directors. These shares vested on various schedules ranging from immediate vesting to vesting over a period of 48 months. As a result, we recorded share-based compensation expense of $18,530 and $2,328 in 2007 and 2008, respectively. We did not record any share-based compensation expense in 2009.

Ascension Health Stock and Warrants.  In October 2004, Ascension Health became our founding customer. Since then, in exchange for its initial start-up assistance and subsequent sales and marketing assistance, we have issued common stock and granted warrants to Ascension Health, as described below:

•	Initial Stock Issuance and Protection Warrant Agreement. In October and November 2004, we issued 3,537,306 shares of common stock to Ascension Health, then representing a 5% ownership interest in our company on a fully-diluted basis, and entered into a protection warrant agreement under which Ascension Health is granted the right to purchase additional shares of common stock from time to time for $0.003 per share when Ascension Health’s ownership interest in our company declines below 5% due to our issuance of additional stock or rights to purchase stock. The protection warrant agreement, and all purchase rights granted thereunder, expire on the closing of this offering. We made the initial stock grant and entered into the protection warrant agreement because Ascension Health agreed to provide us with an operational laboratory and related start-up consulting services in connection with our development of our initial revenue cycle management service offering.

In 2007, 2008 and 2009, we granted Ascension Health the right to purchase 228,046, 91,183 and 136,372 shares of common stock for $0.003 per share, respectively, pursuant to the protection warrant agreement. We accounted for the costs associated with these purchase rights as a reduction in base fee revenues due to us from Ascension Health because we could not reasonably estimate the fair value of the services provided by Ascension Health. Accordingly, we reduced the amount of our base fee revenues from Ascension Health by $928,108, $921,445 and $1,736,345 in 2007, 2008 and 2009, respectively. For additional information regarding our relationship with Ascension Health, see “Related Person Transactions — Transactions With Ascension Health”.

•	Supplemental Warrant. Pursuant to a supplemental warrant agreement that became effective in November 2004, Ascension Health had the right to purchase up to 3,537,306 shares of our common stock based upon the achievement of specified milestones relating to its sales and marketing assistance. In May 2007 and again in September 2007, we amended and restated our supplemental warrant agreement with Ascension Health. This agreement gives Ascension Health the right to purchase up to 1,749,064 shares of common stock upon the achievement of specified milestones relating to its sales and marketing assistance. The purchase price for these shares is equal to the most recent price per share paid for our common stock in a capital raising transaction or, if we have not had a capital raising transaction within the preceding six months, the exercise price of the employee stock options we have most recently granted. The supplemental warrant agreement, and all purchase rights thereunder, expire on the closing of this offering. Concurrently with the amendment and restatement of the supplemental warrant agreement, in May 2007, we sold 2,623,593 shares of our common stock to Ascension Health for $2.09 per share for an aggregate purchase price of $5,488,128. No share-based compensation expense was recorded in connection with this sale because the shares were issued at a purchase price equal to the fair market value of the common stock at that time and Ascension Health was not required to provide any services in connection with the issuance.

We recorded the costs associated with the purchase rights under the supplemental warrant agreement as marketing expense for the periods in which the purchase rights were earned. During December 2007, Ascension Health earned the right to purchase 874,532 shares of common stock for $4.43 per share, and we recorded $4,153,163 in selling, general and administrative expense. During March 2008, Ascension Health earned the right to purchase 437,268 shares of common stock for $10.25 per share, and we recorded $2,410,790 in marketing expense. During March 2009, Ascension Health earned the right to purchase 437,264 shares of common stock for $13.02 per share, and we recorded $2,772,953 in marketing expense.

Licensing and Consulting Warrant.  In conjunction with the start of our business, in February 2004, we executed a term sheet with a consulting firm and its principal contemplating that we would grant the consulting firm a warrant, with an exercise price equal to the fair market value of our common stock upon grant, to purchase shares of our common stock then representing 2.5% of our equity in exchange for exclusive rights to certain revenue cycle methodologies, tools, technology, benchmarking information and other intellectual property, plus up to another 2.5% of our equity at the time of grant if the consulting firm’s introduction of us to senior executives at prospective customers resulted in the execution of managed service contracts between us and such customers. In January 2005, we formalized the warrant grant contemplated by the term sheet and granted the consulting firm a warrant to purchase 3,266,668 shares of our common stock for $0.29 per share, representing 5% of our equity at that time. In 2005, we recorded $483,334 in selling, general and administrative expense in conjunction with this warrant grant. The warrant expires on the earlier of January 15, 2015 or a change of control of our company.

We used the Black-Scholes option pricing model to determine the estimated fair value of the above purchase rights at the date earned. The following table sets forth the significant assumptions used in the model during 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009

Future dividends	—	—	—
Risk-free interest rate	2.75% to 4.21%	3.45%	2.91%
Expected volatility	50%	50%	50%
Expected life(1)	6.8 years	6.6 years	5.6 years

(1)	Expected life applies to Ascension Health’s supplemental warrant only, since the other warrants were fully vested upon grant.

Stock Option Plan.  In December 2005, our board of directors approved a stock option plan, which provides for the grant of stock options to employees, directors and consultants. The plan was amended and restated in February 2006 and further amended in May 2007, October 2008, January 2009, November 2009 and April 2010. As of April 30, 2010, the plan permitted the issuance of a maximum of 28,033,974 shares of common stock and 8,256,778 shares were available for grant. Under the terms of the plan, all options will expire if they are not exercised within ten years after the grant date. The majority of options granted vest over four years at a rate of 25% per year on each grant date anniversary. Options can be exercised immediately upon grant, but upon exercise the shares issued are subject to the same vesting and repurchase provisions that applied before exercise.

We use the Black-Scholes option pricing model to determine the estimated fair value of each option as of its grant date. These inputs are subjective and generally require significant analysis and judgment to develop. The following table sets forth the significant assumptions used in the Black-Scholes model to calculate stock-based compensation cost for grants made during 2007, 2008, 2009. Stock options were granted during the three months ending March 31, 2010. However, as the exercise price of these grants was not determinable as of March 31, 2010, no stock compensation expense was recorded for these grants during the three months ended March 31, 2010.

	Year Ended December 31,
	2007	2008	2009

Future dividends	—	—
Risk-free interest rate	2.3% to 5.5%	2.8 to 4.0%	1.6% to 3.2%
Expected volatility	50%	50%	50%
Expected life	6.25 years	6.25 years	6.25 years
Forfeitures	7.5% annually	3.75% annually	4.25% annually

Since our stock is not actively traded, we estimated its expected volatility by reviewing the historical volatility of the common stock of public companies that operate in similar industries or are similar in terms of stage of development or size and then projecting this information toward our future expected results. We used judgment in selecting these companies, as well as in evaluating the available historical and implied volatility for these companies.

We aggregate all employees into one pool for valuation purposes. The risk-free rate is based on the U.S. treasury yield curve in effect at the time of grant.

The plan has not been in existence a sufficient period for us to use our historical experience to estimate expected life. Furthermore, data from other companies is not readily available. Therefore, we have estimated our stock options’ expected life using a simplified method based on the average of each option’s vesting term and original contractual term.

An estimated forfeiture rate derived from our historical data and our estimates of the likely future actions of option holders has been applied when recognizing the share-based compensation cost of the options.

We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our share-based compensation on a prospective basis, and in incorporating these factors into the Black-Scholes pricing model. Higher volatility and longer expected lives result in an increase to total share-based compensation expense determined at the date of grant. In addition, any changes in the estimated forfeiture rate can have a significant effect on reported share-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period that the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense recognized in our consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share based compensation expense recognized in our consolidated financial statements. These adjustments will affect our infused management and technology expenses and selling, general and administrative expenses.

As of March 31, 2010, we had $18.5 million of total unrecognized share-based compensation cost related to employee stock options. We expect to recognize this cost over a weighted-average period of 2.8 years after April 1, 2010. The allocation of this cost between selling, general and administrative expenses and infused management and technology expenses will depend on the salaries and work assignments of the personnel holding these stock options.

On February 3, 2010, our board of directors granted options to purchase 5,197,257 shares to executive officers, employees and non-employee directors. Subsequent to March 31, 2010, we determined that these options have an exercise price equal to $14.71 per share (the fair value of our common stock on February 3, 2010, as determined by the board of directors). The unrecognized compensation cost that will be recognized over the vesting period of these options is approximately $33.0 million. On April 22, 2010, we granted options to purchase 1,119,160 shares to various employees. These options have an exercise price of $12.00, which is the initial public offering price. The unrecognized compensation cost that will be recognized over the vesting period of these options is approximately $5.8 million.

Determination of Fair Value.  Valuing the share price of a privately-held company is complex. We believe that we have used reasonable methodologies, approaches and assumptions in assessing and determining the fair value of our common stock for financial reporting purposes.

We determine the fair value of our common stock through periodic internal valuations that are approved by our board of directors. The fair value approved by our board is used for all option grants until such time as a new determination of fair value is made. To date, and as permitted by our stock option plan, our chief executive officer has selected option recipients and determined the number of shares covered by, and the timing of, option grants.

Our board considers the following factors when determining the fair value of our common stock:

•	our financial condition, sales levels and results of operations during the relevant period;

•	developments in our business;

•	hiring of key personnel;

•	forecasts of our financial results and market conditions affecting our industry;

•	market values, sales levels and results of operations for public companies that we consider comparable in terms of size, service offerings and maturity;

•	the superior rights and preferences of outstanding securities that were senior to our common stock; and

•	the illiquid nature of our common stock.

From June 2005 to January 2008, we used the market approach to estimate our enterprise value. The market approach estimates the fair market value of a company by applying market multiples of publicly-traded firms in the same or similar lines of business to the results and projected results of the company being valued. When choosing companies for use in the market approach, we focused on businesses that provide outsourcing, consulting or technology services or that have high rates of growth. To obtain our preliminary enterprise value, we calculated the multiple of the market valuations of the comparable companies to their annual revenues and applied this multiple to our revenue run rate, defined as our total projected revenues for the next 12 months from existing customers. We then discounted the preliminary enterprise value by a percentage determined by our board to reflect our company’s relative immaturity in relation to the comparable companies. This discount changed over time as we matured. The resulting value was then divided by the number of shares of common stock outstanding on a fully-diluted basis to obtain the fair value per share of common stock. We performed a new valuation in this manner each time we signed a managed service contract with a new customer.

For all valuations since January 2008, we used both the market approach and the income approach to estimate our aggregate enterprise value at each valuation date. The change in valuation method was in recognition that in 2007 we had achieved some significant milestones, particularly positive net income and positive adjusted EBITDA for the year, and that an initial public offering or other type of liquidity event would eventually be considered. When choosing companies to be used for the market approach since January 2008, we focused on businesses with high rates of growth and relatively low profitability that provide services to hospitals or other medical providers, or that provide business outsourcing solutions. The comparable companies have remained largely unchanged since January 2008. The income approach involves applying an appropriate risk-adjusted discount rate to projected debt-free cash flows, based on forecasted revenue and costs. The financial forecasts were based on assumed revenue growth rates that took into account our past experience and future expectations. We assessed the risks associated with achieving these forecasts and applied an appropriate cost of capital rate based on our board’s view of our company’s stage of development and risks, the experience of our directors in managing companies backed by private equity investors, and our management’s review of academic research on this topic.

We averaged the two values derived under the market approach and the income approach and then added our current cash position and cash and tax benefits, assuming that all outstanding options and warrants were exercised, to create an enterprise value. Next, we allocated the enterprise value to our securities with rights and preferences that are superior to our common stock, using the option-pricing method set forth in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We then discounted the remaining value by 10% to reflect the fact that our stockholders could not freely trade our common stock in the public markets. We based the 10% discount for lack of marketability primarily on the results of a study of this topic by Bajaj, Denis, Ferris and Sarin entitled “Firm Value and Marketability

Discounts” (February 26, 2001). The resulting value was then divided by the number of shares of common stock outstanding on a fully-diluted basis to obtain the fair value per share of common stock.

Prior to this offering, stock options and certain warrants represented the right to purchase shares of our non-voting common stock. All outstanding non-voting common stock converted into voting common stock on a share-for-share basis effective May 19, 2010, and accordingly, stock options and warrants to purchase non-voting common stock represent stock options and warrants to purchase voting common stock, with no other changes in their terms. For all valuations prior to May 18, 2009, we determined the fair value of the voting common stock and applied it to the non-voting common stock without a discount.

Beginning on May 18, 2009, we refined our valuation methodology because of the increased potential for an initial public offering or company sale. We continued to use both the market approach and the income approach, but applied a discount to the fair value of the non-voting common stock and modified other variables as described below.

Because of the increased potential for an initial public offering, in late December 2009 we stopped granting stock options with exercise prices that were fixed at the time of grant. All stock options granted between January 1, 2010 and April 21, 2010 had an exercise price equal to the greater of $14.71 per share (the fair value of our common stock as of such date, as determined by the board of directors) and the price per share at which shares would initially be offered to the public in this offering if this offering had occurred prior to May 15, 2010 or within 90 days after the applicable grant date. Between April 22, 2010 and the closing of this offering, all stock options have been granted with an exercise price equal to the price per share at which shares will be initially offered to the public in this offering, provided that, if this offering had not occurred within 90 days after the applicable grant date, our board of directors would have made a new determination of the fair value of our common stock and the exercise price of these options would have equaled such fair value.

There is inherent uncertainty in these forecasts and projections. If we had made different assumptions and estimates than those described above, the amount of our share-based compensation expense, net income or loss and related per-share amounts could have been materially different.

Information regarding the number of shares of common stock subject to option grants from January 1, 2008 through April 30, 2010 is summarized in the table below:

Number of Shares of Common Stock
Grant Period	Subject to Option Grants

January 1, 2008 to January 31, 2008	194,040
February 1, 2008 to June 9, 2008	997,640
June 10, 2008 to September 2, 2008	301,840
September 3, 2008 to October 2, 2008	154,840
October 3, 2008 to January 16, 2009	339,080
January 17, 2009 to May 17, 2009	1,132,880
May 18, 2009 to July 17, 2009	346,920
July 18, 2009 to November 16, 2009	756,560
November 17, 2009 to February 2, 2010	270,480
February 3, 2010 to April 21, 2010	5,197,257
April 22, 2010 to April 30, 2010	1,119,160

The analyses undertaken in determining the fair value of our common stock for all grants between January 1, 2008 and April 30, 2010 are summarized below. The methodology for the fair value determination made on September 4, 2007 is summarized above. All analyses since then used the market approach and the income approach summarized above, with the additional assumptions described below.

•	September 4, 2007 Fair Value Determination. For grants made between January 1, 2008 and January 31, 2008, we used $4.43 per share as the fair value of our common stock, based on a determination of fair value made by our board of directors on September 4, 2007. The market approach resulted in a value that was 1.5 times our annual revenue run rate as of the valuation date.

•	February 1, 2008 Fair Value Determination. On February 1, 2008, our board of directors determined that the fair value of our common stock was $10.25 per share. The market approach resulted in a value that was approximately 3.53 times our net services revenue for the third quarter of 2007. For the income approach, we forecasted our cash flows over a five-year period and assumed that our terminal value would approximate 12.5 times our adjusted EBITDA for the fifth future year. We obtained the present value of each year’s cash flow by applying a 25% discount rate. Next, we averaged the values resulting from the income approach and the market approach and added our cash on hand at December 31, 2007 and the estimated cash and tax benefits that would occur assuming that all outstanding options and warrants were exercised. The resulting value represented our estimate of our enterprise value. We allocated 48.9% of the estimated enterprise value to securities with rights and preferences that are superior to our common stock, assuming a future volatility rate of 54.25% and that a liquidity event would occur in 18 months. We then reduced the remaining value attributable to common stock by 10% for non-marketability, and divided the result by the number of shares outstanding on a fully-diluted basis to arrive at the estimated fair value per share.

•	June 10, 2008 Fair Value Determination. On June 10, 2008, our board of directors determined that the fair value of our common stock was $12.04 per share. The increase in our value per share was due to increases in our estimated enterprise value under both the market approach and the income approach. We continued to apply a 50% weighting to each value and then to increase the result by the amount of our cash on hand and the anticipated cash and tax benefits from option and warrant exercises. The value determined by the market approach on June 10, 2008, which was approximately 3.52 times our net services revenue for the first quarter of 2008, was higher than the value determined on February 1, 2008 because of the increase in our net services revenue in the first quarter of 2008 as compared to the third quarter of 2007. For the income approach, we used the same discount rate and methodology as in the February 1, 2008 valuation and updated our cash flow projections to reflect our new five-year plan. The percentage allocation of our estimated enterprise value to senior securities and common stock was unchanged from the prior valuation.

•	September 3, 2008 Fair Value Determination. On September 3, 2008, our board of directors determined that the fair value of our common stock was $14.96 per share. The increase in our value per share was due to increases in our estimated enterprise value under both the market approach and the income approach. We continued to apply a 50% weighting to each value and then to increase the result by the amount of our cash on hand and the anticipated cash and tax benefits from option and warrant exercises. The value determined by the market approach on September 3, 2008 was higher than the value determined on June 10, 2008 because of the increase in our net services revenue in the second quarter of 2008 as compared to the first quarter of 2008 and because we increased the net services revenue multiple from 3.52 to 3.78 to reflect increases in market prices of the comparable companies. For the income approach, we used the same discount rate and methodology as in the June 10, 2008 valuation, except that we discounted the projected cash flows and terminal value for three fewer months. The percentage allocation of our estimated enterprise value to senior securities and common stock was unchanged from the prior valuation.

•	October 3, 2008 Fair Value Determination. On October 3, 2008, our board of directors determined that the fair value of our common stock was $14.23 per share. There were no changes in the estimated enterprise value determined under the income approach. The board believed, however, that the significant decline in the market values of publicly traded securities that occurred during the month of September 2008 warranted a reduction in the net services revenue multiple from 3.78 to 3.40, resulting in a decrease in our estimated enterprise value under the market approach. All other aspects of the valuation methodology remained unchanged from the September 3, 2008 valuation.

•	January 17, 2009 Fair Value Determination. On January 17, 2009, our board of directors determined that the fair value of our common stock was $13.02 per share. The decrease in our value per share was primarily due to a decrease in our estimated enterprise value under the market approach. We continued to apply a 50% weighting to the estimated enterprise value determined under both the market approach and the income approach, and then to increase the result by the amount of our cash on hand and the anticipated cash and tax benefits from option and warrant exercises. The value determined by the market approach on January 17, 2009 was lower than the value determined on October 3, 2008, because we decreased the net services revenue multiple from 3.40 to 2.79 to reflect further declines in market prices of the comparable companies and our revenues decreased slightly in the third quarter of 2008 as compared to the second quarter of 2008. For the income approach, we used the same discount rate and methodology as in the October 3, 2008 valuation, except that we discounted the projected cash flows and terminal value for three fewer months. The percentage allocation of our estimated enterprise value to senior securities and common stock was unchanged from the prior valuation.

•	May 18, 2009 Fair Value Determination. On May 18, 2009, our board of directors determined that the fair value of our non-voting common stock was $12.98 per share. For the income approach, we developed new forecasts of our cash flows over a twelve-year period rather than a five-year period. We based our projections for the first five years of this period based on our actual operating results for 2008 and our expected operating results for the years 2009 through 2013, and we assumed for the next seven years of this period that we would make an orderly transition from a high-growth company to a mature growth company. To reflect that we were entering into a different stage of development, we decreased the discount rate applied to future expected cash flows from 25% to 18%. To estimate the terminal value we assumed a 5% long-term growth rate and used the Gordon growth model, which is a mathematical simplification of an earnings stream that is expected to grow at a constant rate. For the market approach, we used a similar group of six companies. In order to reduce the influence of outliers, however, the net services revenue multiple for the companies with the highest and lowest figures were weighted 10% each and the net services revenue multiple for the other four companies were weighted 20% each. In addition, the estimated enterprise value calculated under the income approach was weighted 67% and the estimated enterprise value calculated under the market approach was weighted 33%. This change to place greater emphasis on the income approach also reflected our board of director’s conclusion that we were transitioning from a company with little or no profit toward a company with increasing profit and that greater weight should be placed on the income approach using a discounted cash flow calculation, since it is based on profitability, and lesser weight should be placed on the market approach, since it is based on a net services revenue multiple. The result was then increased by the present value of the cash that we expected would be realized if all options and warrants were exercised plus the present value of the associated tax savings we would achieve. We continued to allocated the adjusted enterprise value to our securities with rights and preferences that are superior to our common stock, as in prior valuations, and continued to discount the remaining value by 10% to reflect the fact that our stockholders could not freely trade our common stock in the public markets. We also applied an additional discount of 2% to the fair value of the voting common stock in order to determine the fair value of the non-voting common stock.

•	July 18, 2009 Fair Value Determination. On July 18, 2009, our board of directors determined that the fair value of our non-voting common stock was $13.30 per share. For the income approach, we updated the twelve year forecasts of our cash flows. The projection for the first five years of this period was updated for our actual operating results for 2009 and our expected operating results for the remainder of the year 2009 and through the year 2013. We continued to assume for the next seven years of this period that we would make an orderly transition from a high-growth company to a mature growth company. We continued to estimate the terminal value assuming a 5% long-term growth and the Gordon growth model. For the market approach, we continued to use the same group of six comparable companies as in the May 18, 2009 valuation. We also continued to use the same relative weighting methodology to estimate the aggregate enterprise value. The result was then increased by the present value of the cash that we expected would be realized if all options and warrants were exercised plus the present value of the associated tax savings we would achieve. The total adjusted enterprise value increased from $1,432 million to $1,492 million. We continued to allocate the adjusted enterprise value to our securities with rights and preferences that are superior to our common stock. This allocation accounted for the fact that we were actively considering an initial public offering. We continued to discount the remaining value by 10% to reflect the fact that our stockholders could not freely trade our common stock in the public markets. We also applied an additional discount of 2% to the fair value of the voting common stock in order to determine the fair value of the non-voting common stock.

•	November 17, 2009 Fair Value Determination. On November 17, 2009, our board of directors determined that the fair value of our non-voting common stock was $14.59 per share. For the income approach, we used an updated twelve-year forecasts of our cash flows. We applied an 18% discount rate to future expected cash flows. We also continued to estimate the terminal value by assuming a 5% long-term growth rate and using the Gordon growth model. For the market approach, we added a company that provides healthcare information technology services (and had recently completed an initial public offering) to our group of comparable companies. We also expanded the market approach to consider each comparable company’s operating earnings before income taxes, depreciation and amortization, along with each comparable company’s net services revenues. The aggregate market multiple for each factor was determined using the same relative weighting between comparable companies as in the July 18, 2009 valuation. The two aggregate market multiples were then given an equal weighting in deriving an overall market multiple. As in the July 18, 2009 valuation, the aggregate enterprise value was calculated with the income approach receiving a 67% weighting and the market approach receiving a 33% weighting. The aggregate enterprise value was then increased by the present value of the cash that we expected would be realized if all options and warrants were exercised plus the present value of the associated tax savings we would achieve. We continued to allocate the adjusted enterprise value to our securities with rights and preferences that are superior to our common stock with the allocation taking into account the fact that we are actively in the process of preparing for an initial public offering. We continued to discount the remaining value by 10% to reflect the fact that our stockholders could not freely trade our common stock in the public markets. We also applied an additional discount of 2% to the fair value of the voting common stock in order to determine the fair value of the non-voting common stock.

•	February 3, 2010 Fair Value Determination. On February 3, 2010, our board of directors determined that the fair value of our non-voting common stock was $14.71 per share. For the income approach, we updated our twelve-year forecast of our future expected cash flows but continued to apply an 18% discount rate to these cash flows. We also continued to estimate the terminal value by assuming a 5% long-term growth rate and the Gordon growth model. For the market approach, we used the same group of comparable companies that was used in the November 17, 2009 determination and continued to consider each comparable company’s operating earnings before income taxes, depreciation and amortization, along with each comparable company’s net services revenues. The aggregate market multiple for each factor was determined using the same relative weighting between comparable companies as in the July 18, 2009 and November 17, 2009 valuations. The two aggregate market multiples were then given an equal weighting in deriving an overall market multiple. As in the July 18, 2009 and November 17, 2009 valuations, the aggregate enterprise value was calculated with the income approach receiving a 67% weighting and the market approach receiving a 33% weighting. The aggregate enterprise value was then increased by the present value of the cash that we expected would be realized if all options and warrants were exercised plus the present value of the associated tax savings we would achieve. We continued to allocate the adjusted enterprise value to our securities with rights and preferences that are superior to our common stock with the allocation taking into account the fact that we are actively in the process of preparing for an initial public offering. We continued to discount the remaining value by 10% to reflect the fact that our stockholders could not freely trade our common stock in the public markets. We also applied an additional discount of 2% to the fair value of the voting common stock in order to determine the fair value of the non-voting common stock.

Based on the initial public offering price of $12.00, the aggregate intrinsic value of our vested outstanding stock options as of March 31, 2010 was $49.5 million and the aggregate intrinsic value of our unvested outstanding stock options as of March 31, 2010 was $14.0 million.

Legal Proceedings

In the normal course of business, we are involved in legal proceedings or regulatory investigations. We evaluate the need for loss accruals using the requirements of ASC 450, Contingencies. When conducting this evaluation we consider factors such as the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We record an estimated loss for any claim, lawsuit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, then we record the minimum amount in the range as our loss accrual. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded.

Results of Operations

The following table sets forth consolidated operating results and other operating data for the periods indicated.

				Three Months Ended
	Fiscal Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In thousands, except other operating data as indicated)
Statement of Operations Data:
Net services revenue	$240,725	$398,469	$510,192	$112,467	$125,937
Costs of services	197,676	335,211	410,711	92,703	102,289

Operating margin	43,049	63,258	99,481	19,764	23,648

Infused management and technology expense	27,872	39,234	51,763	11,175	14,909
Selling, general and administrative expense	15,657	21,227	30,153	8,817	7,567

Total operating expenses	43,529	60,461	81,916	19,992	22,476
Income (loss) from operations	(480)	2,797	17,565	(228)	1,172
Net interest income (expense)	1,710	710	(9)	44	8

Income (loss) before provision for income taxes	1,230	3,507	17,556	(184)	1,180
Provision for income taxes	456	2,264	2,966	454	866

Net income (loss)	$774	$1,243	$14,590	$(638)	$314

Operating Expense Details:
Infused management and technology expense, excluding depreciation and amortization expense and share-based compensation expense	$26,375	$35,079	$45,365	$9,736	$12,880
Selling, general and administrative expense, excluding depreciation and amortization expense and share-based compensation expense	10,760	16,879	22,940	5,105	6,391
Depreciation and amortization expense	1,307	2,540	3,921	920	1,253
Share-based compensation expense(1)	5,087	5,963	9,690	4,231	1,952

Total operating expenses	$43,529	$60,461	$81,916	$19,992	$22,476

Other Operating Data (unaudited):
Net patient revenue under management (at period end) (in billions)	$6.7	$9.2	$12.0	$10.9	$11.6

(1)	Share-based compensation expense includes share-based compensation expense and warrant-related expense, exclusive of warrant expense of $928, $921, $1,736 and $721 which was classified as a reduction in base fee revenue for the years ended December 31, 2007, 2008, 2009, and the three months ended March 31, 2009, respectively. No such reduction was recorded for the three months ended March 31, 2010 as all warrants had been earned and therefore there was no stock warrant expense.

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2010

Net Services Revenue

The following table summarizes the composition of our net services revenue for the three months ended March 31, 2009 and 2010:

	Three Months Ended March 31,
	2009	2010
	(In thousands)

Net base fees for managed service contracts	$99,176	$111,369
Incentive payments for managed service contracts	10,416	12,334
Other services	2,875	2,234

Total	$112,467	$125,937

Net services revenue increased $13.5 million, or 12.0%, to $125.9 million for the three months ended March 31, 2010 from $112.5 million for the three months ended March 31, 2009. The largest component of the increase, net base fee revenue, increased $12.2 million, or 12.3%, to $111.4 million for the three months ended March 31, 2010 from $99.2 million for the three months ended March 31, 2009, primarily due to an increase in the number of hospitals with whom we had managed service contracts from 49 as of March 31, 2009 to 53 as of March 31, 2010. Of the $12.2 million increase in net base fee revenues, $5.2 million was attributable to new managed service contracts entered into since April 1, 2009. In addition, incentive payment revenues increased by $1.9 million, or 18.4%, to $12.3 million for the three months ended March 31, 2010 from $10.4 million for the three months ended March 31, 2009, consistent with the increases that generally occur as our managed service contracts mature. All other revenues decreased by $0.6 million to $2.2 million for the three months ended March 31, 2010 from $2.9 million for the three months ended March 31, 2009. Net patient revenue under our management increased by $0.7 billion to $11.6 billion for the three months ended March 31, 2010 from $10.9 billion for the three months ended March 31, 2009.

Costs of Services

Our costs of services increased $9.6 million, or 10.3%, to $102.3 million for the three months ended March 31, 2010 from $92.7 million for the three months ended March 31, 2009. The increase in costs of services was primarily attributable to the increase in the number of hospitals for which we provide managed services.

Operating Margin

Operating margin increased $3.9 million, or 19.7%, to $23.7 million for the three months ended March 31, 2010 from $19.8 million for the three months ended March 31, 2009. The increase consisted primarily of $1.9 million in additional incentive payments under managed service contracts and a $0.7 million reduction in the costs associated with the issuance of warrants to Ascension Health. The remaining $1.3 million increase in operating margin is due to increased level of operating efficiencies in the performance of our managed services contracts, net of customer cost savings.

The increase in operating margin in absolute dollars was accompanied by an increase in operating margin as a percentage of net services revenue from 17.6% for the three months ended March 31, 2009 to 18.8% for the three months ended March 31, 2010, primarily due to an increased ratio of mature managed service contracts to new managed service contracts.

Operating Expenses

Infused management and technology expenses increased $3.7 million, or 33.4%, to $14.9 million for the three months ended March 31, 2010 from $11.2 million for the three months ended March 31, 2009. The increase in infused management and technology expenses was primarily due to the increase in the number of our management personnel deployed at customer facilities, reflecting an increase in the number of hospitals with whom we had managed service contracts, an increase in the number of new management personnel being hired and trained throughout the quarter in anticipation of their deployment to a new customer contract that was signed at the end of the quarter as well as the items noted below.

Selling, general and administrative expenses decreased $1.3 million, or 14.2%, to $7.6 million for the three months ended March 31, 2010 from $8.8 million for the three months ended March 31, 2009. The decrease was largely due to the non-recurring $2.8 million stock warrant expense for the three months ended March 31, 2009. The decrease was offset by the increase of $0.4 million for enhancing and maintaining our accounting systems, documenting internal controls, establishing an internal audit function and other costs associated with our preparation to be a public company. We have also expanded our research and development costs associated with developing our new quality/cost service by $0.7 million. Depreciation, amortization, and stock-based compensation expense increased by $0.2 million for the three months ended March 31, 2010, as compared to the three months ended March 31, 2009. The remaining increase of $0.2 million was primarily due to increases in our personnel costs to support our expanding customer base.

We allocate our other operating expenses between the infused management expenses and selling, general and administrative expenses. During the three months ended March 31, 2010, the following changes affected both categories:

•	Share-based compensation expense, which includes both the stock-based compensation expense and stock warrant expense, decreased $2.3 million, or 53.9%, to $2.0 million for the three months ended March 31, 2010 from $4.2 million for the three months ended March 31, 2009. The reduction was primarily due to the decrease in stock warrant expense charge of $2.8 million, offset by an increase of $0.5 relating to employee option grants and vesting of previously granted stock options associated with the continued increase in the number of employees, and increase in the fair market value of our stock, which increases the cost of option grants calculated using the provisions of ASC 718.

•	Depreciation expense increased $0.2 million, or 57.8%, to $0.6 million for the three months ended March 31, 2010 from $0.4 million for the three months ended March 31, 2009, due to the addition of computer equipment, furniture and fixtures, and other property to support our growing operations.

•	Amortization expense increased $0.1 million, or 18.8%, to $0.6 million for the three months ended March 31, 2010 from $0.5 million for the three months ended March 31, 2009. The majority of this increase resulted from amortization of internally developed software.

Operating Income

Operating income increased $1.4 million, to $1.2 million for the three months ended March 31, 2010 from an operating loss of $0.2 million for the three months ended March 31, 2009. The increase in operating income was primarily due to the increase in incentive payments and net services revenue growing at a higher rate than operating expenses as a result of operating efficiencies.

Income Taxes

Tax expense increased $0.4 million, or 90.7%, to $0.9 million for the three months ended March 31, 2010 from $0.5 million for the three months ended March 31, 2009. The increase was primarily due to an increase in the volume of sales in the state of Michigan. Michigan imposes a tax based on actual gross receipts in addition to a tax based on income.

Net Income

Net income increased $1.0 million, to $0.3 million for the three months ended March 31, 2010 from a net loss of $0.6 million for the three months ended March 31, 2009. The increase in net income was primarily due to the increase in operating income, offset by an increase in income tax.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2009

Net Services Revenue

The following table summarizes the composition of our net services revenue for the years ended December 31, 2008 and 2009:

	2008	2009
	(In thousands)

Net base fees for managed service contracts	$350,085	$434,281
Incentive payments for managed service contracts	38,971	64,033
Other services	9,413	11,878

Total	$398,469	$510,192

Net services revenue increased $111.7 million, or 28.0%, to $510.2 million for the year ended December 31, 2009 from $398.5 million for the year ended December 31, 2008. The largest component of the increase, net base fee revenue, increased $84.2 million, or 24.1%, to $434.3 million for the year ended December 31, 2009 from $350.1 million for the year ended December 31, 2008, primarily due to an increase in the number of hospitals with whom we had managed service contracts from 46 as of December 31, 2008 to 54 as of December 31, 2009. Of the $84.2 million increase in net base fee revenues, $61.1 million was attributable to new managed service contracts entered into during 2009. In addition, incentive payment revenues increased by $25.1 million, or 64.3%, to $64.0 million for the year ended December 31, 2009 from $39.0 million for the year ended December 31, 2008, consistent with the increases that generally occur as our managed service contracts mature. All other revenues increased by $2.5 million, or 26.2%, to $11.9 million for the year ended December 31, 2009 from $9.4 million for the year ended December 31, 2008, as we increased the number of customers using our dormant patient accounts receivable collection services and continued to expand our specialized services such as emergency room physician advisory services. Net patient revenue under our management increased by $2.7 billion, or 29.7%, to $12.0 billion for the year ended December 31, 2009 from $9.2 billion for the year ended December 31, 2008.

Costs of Services

Our costs of services increased $75.5 million, or 22.5%, to $410.7 million for the year ended December 31, 2009 from $335.2 million for the year ended December 31, 2008. The increase in costs of services was primarily attributable to the increase in the number of hospitals for which we provide managed services.

Operating Margin

Operating margin increased $36.2 million, or 57.3%, to $99.5 million for the year ended December 31, 2009 from $63.3 million for the year ended December 31, 2008. The increase consisted primarily of:

•	$25.1 million in additional incentive payments under managed service contracts;

•	an increase of $0.6 million in the operating margin associated with our other services, as a result of the continued expansion of our dormant patient accounts receivable collection and other ancillary services; and

•	a reduction of $11.3 million in revenue cycle operating costs under managed service contracts, net of customer cost sharing.

The above was partially offset by an increase of $0.8 million in costs related to the issuance of warrants to Ascension Health during the year ended December 31, 2009.

The increase in operating margin in absolute dollars was accompanied by an increase in operating margin as a percentage of net services revenue from 15.9% for the year ended December 31, 2008 to 19.5% for the year ended December 31, 2009, primarily due to an increased ratio of mature managed service contracts to new managed service contracts.

Operating Expenses

Infused management and technology expenses increased $12.6 million, or 31.9%, to $51.8 million for the year ended December 31, 2009 from $39.2 million for the year ended December 31, 2008. The increase in infused management and technology expenses was primarily due to the increase in the number of our management personnel deployed at customer facilities, reflecting an increase in the number of hospitals with whom we had managed service contracts, as well as the items noted below.

Selling, general and administrative expenses increased $8.9 million, or 42.1%, to $30.2 million for the year ended December 31, 2009 from $21.2 million for the year ended December 31, 2008. The increase included $1.4 million of costs, or 15.3% of the increase, for enhancing and maintaining our accounting systems, documenting internal controls, establishing an internal audit function and other costs associated with our preparation to be a public company. The increase also included additional research and development costs of $1.0 million, or 11.4% of the increase, to develop our new quality/cost service initiative. The increase also included $2.8 million, or 31.8% of the increase, related to additional depreciation, amortization and share-based compensation expenses, as discussed below. The remaining increase of $3.7 million, or 41.5% of the increase, was primarily due to increases in our personnel costs to support our expanding customer base.

We allocate our other operating expenses between the infused management expenses and selling, general and administrative expenses. During the year ended December 31, 2009, the following changes affected both categories:

•	Share-based compensation expense increased $3.4 million, or 94.8%, to $6.9 million for the year ended December 31, 2009 from $3.6 million for the year ended December 31, 2008 due to employee option grants and vesting of previously granted stock options associated with the continued expansion of our personnel and the increase in the fair market value of our stock, which increases the cost of option grants calculated using the provisions of ASC 718.

•	Depreciation expense increased $0.7 million, or 50.6%, to $2.0 million for the year ended December 31, 2009 from $1.3 million for the year ended December 31, 2008, due to the addition of computer equipment, furniture and fixtures, and other property to support our growing operations.

•	Amortization expense increased $0.7 million, or 58.5%, to $1.9 million for the year ended December 31, 2009 from $1.2 million for the year ended December 31, 2008. The majority of this increase resulted from amortization of internally developed software.

Operating Income

Operating income increased $14.8 million, to $17.6 million for the year ended December 31, 2009 from an operating income of $2.8 million for the year ended December 31, 2008. The increase in operating income was primarily due to net services revenue growing at a higher rate than operating expenses as a result of operating efficiencies.

Income Taxes

Tax expense increased $0.7 million, or 31.0%, to $3.0 million for the year ended December 31, 2009 from $2.3 million for the year ended December 31, 2008. The increase in 2009 tax expense was primarily due to the increase in taxable income during the period, offset by the release of deferred tax asset valuation allowance of $3.5 million. Our tax provision for the year ended December 31, 2009 was equal to approximately 17% of our pre-tax income as compared to 65% for the year ended December 31, 2008. The decrease was mainly due to the release of the tax valuation allowance.

Net Income

Net income increased $13.3 million, to $14.6 million for the year ended December 31, 2009 from net income of $1.2 million for the year ended December 31, 2008. The increase in net income was primarily due to the increase in operating income, offset by a decrease of $0.7 million in net interest income.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2008

Net Services Revenue

The following table summarizes the composition of our net services revenue for the years ended December 31, 2007 and 2008:

	2007	2008
	(In thousands)

Net base fees for managed service contracts	$212,086	$350,085
Incentive payments for managed service contracts	25,491	38,971
Other services	3,148	9,413

Total	$240,725	$398,469

Net services revenue increased $157.7 million, or 65.5%, to $398.5 million for the year ended December 31, 2008 from $240.7 million for the year ended December 31, 2007. The largest component of the increase, net base fee revenue, increased $138.0 million, or 65.1%, to $350.1 million for the year ended December 31, 2008 from $212.1 million for the year ended December 31, 2007, primarily due to an increase in the number of hospitals with whom we had managed service contracts from 34 as of December 31, 2007 to 46 as of December 31, 2008. Of the $138.0 million increase in net base fee revenues, $113.4 million was attributable to new managed service contracts entered into during 2008. In addition, incentive payment revenues increased by $13.5 million, or 52.9%, to $39.0 million for the year ended December 31, 2008 from $25.5 million for the year ended December 31, 2007. All other revenues increased by $6.3 million, or 199.0%, to $9.4 million for the year ended December 31, 2008 from $3.1 million for the year ended December 31, 2007, as we increased the number of customers using our dormant patient accounts receivable collection services and we began rolling out specialized services such as emergency room physician advisory services. Net patient revenue under our management increased by $2.5 billion, or 37.0%, to $9.2 billion for the year ended December 31, 2008 from $6.7 billion for the year ended December 31, 2007.

Costs of Services

Our costs of services increased $137.5 million, or 69.6%, to $335.2 million for the year ended December 31, 2008 from $197.7 million for the year ended December 31, 2007. The increase in costs of services was primarily attributable to the increase in the number of hospitals for which we provide managed services.

Operating Margin

Operating margin increased $20.2 million, or 46.9%, to $63.3 million for the year ended December 31, 2008 from $43.0 million for the year ended December 31, 2007. The increase consisted primarily of:

•	$13.5 million in additional incentive payments under managed service contracts;

•	an increase of $3.2 million in the margin associated with our services, primarily as a result of the increase in volume of late stage receivables collections and our rollout of physician advisory services; and

•	a reduction of $3.5 million in revenue cycle operating costs under managed service contracts, net of customer cost sharing.

Operating margin as a percentage of net services revenue decreased in the year ended December 31, 2008 because, as a result of our significant growth during 2008, there was a higher proportion of managed service contracts in their initial contract year (when improvements in net services revenue and reductions in revenue cycle operating costs are generally lower) during 2008 than during 2007. Operating margin as a percentage of net services revenue decreased from 17.9% in the year ended December 31, 2007 to 15.9% in the year ended December 31, 2008.

Operating Expenses

Infused management and technology expenses increased $11.4 million, or 40.8%, to $39.2 million for the year ended December 31, 2008 from $27.9 million for the year ended December 31, 2007. The increase in infused management and technology expenses was primarily due to the increase in the number of our management personnel deployed at customer facilities, reflecting an increase in the number of hospitals with whom we had managed service contracts, as well as the items noted below.

Selling, general and administrative expenses increased $5.6 million, or 35.6%, to $21.2 million for the year ended December 31, 2008 from $15.7 million for the year ended December 31, 2007. Of the increase, $6.1 million was due to increases in our personnel costs necessary to support our expanding customer base. This was offset by a $1.7 million decrease in share-based compensation expense associated with stock warrants granted for assistance in obtaining new hospital customers. The remaining $1.2 million of the increase related to depreciation, amortization and share-based compensation expenses, as discussed below.

We allocate our operating expenses between the infused management expenses and selling, general and administrative expenses. During the year ended December 31, 2008, the following changes affected both categories:

•	Share-based compensation and warrant expense increased $0.9 million, or 17.6%, to $6.0 million for the year ended December 31, 2008 from $5.1 million for the year ended December 31, 2007, due to employee option grants and vesting of previously granted stock options associated with the continued expansion of our personnel and the increase in the fair market value of our stock, which increases the cost of option grants calculated using the provisions of ASC 718, offset by a reduction in share-based compensation expense due to an increase in our estimate of forfeitures.

•	Depreciation expense increased $0.6 million, or 88.4%, to $1.3 million for the year ended December 31, 2008 from $0.7 million for the year ended December 31, 2007, due to the addition of computer equipment, furniture and fixtures and other property to support our growing operations.

•	Amortization expense increased $0.6 million, or 102.1%, to $1.2 million for the year ended December 31, 2008 from $0.6 million for the year ended December 31, 2007. Of this increase, $0.5 million related to the amortization of internally developed software, $0.1 million related to the write-off of the value assigned to relationships with customers acquired as a result of our acquisition of a business that did not enter into managed service contracts with us, and $0.1 million related to recurring amortization of other intangible assets.

Operating Income (Loss)

Operating income increased $3.3 million to $2.8 million for the year ended December 31, 2008 from an operating loss of $0.5 million for the year ended December 31, 2007. The increase in operating income was primarily due to net services revenue growing at a higher rate than operating expenses as a result of operating efficiencies.

Income Taxes

We conduct a large portion of our operations in Michigan. In 2008, Michigan began to impose a tax based on gross receipts in addition to tax based on net income. For the year ended December 31, 2008, we recorded a tax provision of $2.3 million, of which $1.2 million was attributable to the Michigan gross receipts tax. As a result, our total tax provision was equal to 65% of pre-tax income for the year ended December 31, 2008, compared to 37% of pre-tax income for the year ended December 31, 2007.

Net Income

Net income increased $0.5 million, or 60.6%, to $1.2 million for the year ended December 31, 2008 from $0.8 million for the year ended December 31, 2007. The increase in net income was primarily due to the increase in operating income.

Selected Quarterly Financial Data

The following table sets forth selected unaudited consolidated quarterly operating data for each of the nine quarters during the period from January 1, 2008 to March 31, 2010. In our management’s opinion, the data have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these data. You should read this information together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Operating results for any fiscal quarter are not necessarily indicative of results for the full year. Historical results are not necessarily indicative of the results to be expected in future periods.

	Three Months Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010
	(In thousands)

Net services revenue	$86,357	$100,904	$105,956	$105,252	$112,467	$125,682	$134,512	$137,531	$125,937
Costs of services	73,433	86,649	87,624	87,505	92,703	102,964	105,885	109,159	102,289

Operating margin	12,924	14,255	18,332	17,747	19,764	22,718	28,627	28,372	23,648
Infused management and technology expenses	8,452	9,486	9,795	11,501	11,175	13,307	13,572	13,709	14,909
Selling, general and administrative expenses	5,696	3,946	5,020	6,565	8,817	6,492	8,071	6,774	7,567

Income (loss) from operations	(1,224)	823	3,517	(319)	(228)	2,919	6,984	7,889	1,172
Interest income (expense)	264	169	251	26	44	39	(95)	3	8

Net income (loss) before provision for (benefit from) income taxes	(960)	992	3,768	(293)	(184)	2,958	6,889	7,892	1,180
Provision for (benefit from) income taxes	26	600	1,414	224	454	(2,893)	2,619	2,786	866

Net income (loss)	$(986)	$392	$2,354	$(517)	$(638)	$5,851	$4,270	$5,106	$314

Our quarterly and annual net services revenue generally increased each period due to ongoing expansion in the number of hospitals subject to managed service contracts with us and increases in the amount of incentive payments earned. The timing of customer additions is not uniform throughout the year, however. We did not add any new customers in the quarters ended December 31, 2008 and December 31, 2009 and as a result our net services revenue were essentially unchanged from the prior quarter. We experience fluctuations in incentive payments as a result of variations in the number of days in certain months and patients’ ability to accelerate or defer elective procedures. Our net services revenue for the quarter ended March 31, 2010 declined, as compared to the quarter ended December 31, 2009, primarily due to these fluctuations in incentive payments and because the accounting operations of one customer were combined with the accounting operations of another hospital affiliated within the same health care system that is not a party to a managed service contract with us. Net services revenues for the quarter ended March 31, 2010 has increased compared to the quarter ended March 31, 2009 due to the increase in the number of customers being served.

Our costs of services generally increased each period due to increases in the number of revenue cycle staff persons under our management at customer sites. Our operating expenses have increased as a result of our hiring of additional employees to provide on-site management of our customers’ revenue cycle operations and our ongoing efforts to develop and enhance the technology that allows us to improve our customers’ net revenue. Operating margins are slightly depressed in quarters in which we add new customers that have not yet fully implemented our operating model and achieved expected cost efficiencies. In addition, beginning in the second half of 2008, we began to incur additional expenses to build the infrastructure necessary to become a public company. The ongoing decline in interest income for the periods presented is due to the reduction in market interest rates. The tax benefit in the quarter ended June 30, 2009 reflects the release of reserves for deferred tax assets of $3.5 million.

Selling, general and administrative expenses in the quarters ended March 31, 2008 and March 31, 2009 included $2.4 million and $2.8 million, respectively, in share-based compensation expense associated with stock warrants granted for assistance in obtaining new hospital customers. Primarily as a result of these expenses, we incurred net losses in the quarters ended March 31, 2008 and March 31, 2009. We incurred a net loss in the quarter ended December 31, 2008 primarily due to investments made in personnel to ensure that sufficient infused management were on hand and trained for new business opportunities then being negotiated.

We had operating income of $1.2 million in the first quarter of 2010. This is the first time we have had operating income in the first quarter of a fiscal year.

Liquidity and Capital Resources

Our primary source of liquidity is cash flows from operations. Given our current cash and cash equivalents, short-term investments and accounts receivable, we believe that we will have sufficient liquidity to fund our business and meet our contractual obligations for at least 12 months following the closing of this offering. We expect that the combination of our current liquidity and expected additional cash generated from operations will be sufficient for our planned capital expenditures, which are expected to consist primarily of capitalized software, and other investing activities, in the next 12 months.

Our cash and cash equivalents, consisting of demand deposits, increased $17.0 million, from $34.7 million at December 31, 2007 to $51.7 million at December 31, 2008, primarily due to cash generated by the growth in our business. Cash and cash equivalents decreased $8.0 million, from $51.7 million at December 31, 2008 to $43.7 million at December 31, 2009, primarily due to the payment of dividends, changes in accounts receivable and prepaid assets discussed below. Cash and cash equivalents decreased $13.3 million from $43.7 million at December 31, 2009 to $30.3 million at March 31, 2010, largely due to the payment of year-end performance bonuses and the change in the timing of cash receipts from our customers.

Our receivables could be exposed to financial risks, such as credit risk and liquidity risk. Credit risk is the risk of financial loss to us if a counterparty fails to meet its contractual obligations. Liquidity risk is the risk that we will not be able to meet our obligations as they come due. We seek to limit our exposure to credit risk through efforts to reduce our customer concentration and our quarterly assessment of customer creditworthiness, and to liquidity risk by managing our cash flows.

Operating Activities

Cash flows used by operating activities totaled $23.7 million and $10.1 million for the three months ended March 31, 2009 and March 31, 2010, respectively. Receivables from customers increased by $20.5 million during the three months ended March 31, 2009 and increased by $3.3 million during the three months ended March 31, 2010, primarily due to the increased net services revenues and the timing of customer payments. Prepaid assets increased by $5.8 million for the three months ended March 31, 2009 due to a prepayment of 2009 estimated federal taxes. Accrued compensation and benefits decreased by $6.6 million and $7.8 million for the three months ended March 31, 2009 and 2010, respectively, due to the payment of prior year’s performance bonuses and awards. Deferred revenue decreased by $2.5 million for the three months ended March 31, 2009 and $7.9 million for the three months ended March 31, 2010 primarily due to the timing of cash receipts from our customers.

Cash flows generated by operating activities totaled $11.8 million, $39.5 million and $15.1 million for the years ended December 31, 2007, 2008 and 2009, respectively. The increase in cash provided by operations for the year ended December 31, 2008 as compared to the year ended December 31, 2007 was primarily attributable to higher net services revenue and improved financial results due to growth in our business. While our net income increased by $13.3 million during the year ended December 31, 2009 as compared to the year ended December 31, 2008, cash provided by operations was lower in 2009 than 2008 due to the timing of payments from customers and to vendors.

Receivables from customers increased by $15.1 million, $4.3 million and $7.3 million during the years ended December 31, 2007, 2008 and 2009, respectively, primarily due to increased net services revenue and the timing of customer payments. Prepaid assets increased by $3.2 million during the year ended December 31, 2009 due to a prepayment of 2009 estimated federal income taxes. Payables increased by $1.3 million and $15.5 million for the years ended December 31, 2007 and 2008, respectively, primarily due to growth in our business. Despite the increase in our net services revenue and the overall level of our operations in 2009 as compared to 2008, payables decreased by $6.1 million during 2009 due to the timing of payments at year end. Accrued service costs increased by $7.2 million, $3.7 million and $4.2 million for the years ended December 31, 2007, 2008 and 2009, respectively, as we grew our customer base from 21 sites at the beginning of 2007 to 54 at the end of 2009. Deferred revenue increased by $6.6 million and $10.3 million during the years ended December 31, 2007 and 2008, respectively, primarily due to growth in our business. While our business continued to grow during the year ended December 31, 2009, deferred revenue decreased by $0.4 million as a result of the timing of customer payments at year end.

Investing Activities

Cash used in investing activities was $3.3 million, $6.1 million, $7.2 million, $0.8 million and $2.7 million for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, respectively. For all three years, use of cash primarily related to our purchases of furniture, fixtures, computer hardware, software and other property to support the growth of our business.

Financing Activities

Cash provided by financing activities was $0.2 million for the three months ended March 31, 2009 due to the receipt of proceeds from the exercise of employees’ stock options. Cash used by financing activities was $0.6 million for the three months ended March 31, 2010, primarily due to the increase in the costs related to our efforts to prepare for our initial public offering.

Cash used in financing activities was $16.0 million for the year ended December 31, 2009 as compared to $16.3 million for the year ended December 31, 2008. These uses of cash are primarily due to the $15 million total dividend declared by our board of directors in July 2008 and the $0.18 per share dividend declared by our board of directors in August 2009. The 2009 dividend was paid on all outstanding shares of common and preferred stock and aggregated $14.9 million. The reported figures are net of proceeds from stock option exercises and the repayment of non-executive employee loans. The net cash used in 2008 includes $1.5 million related to the repurchase of common stock from one of our initial employees. There were nominal repurchases in 2009. Additionally, we incurred $2.9 million of costs related to our efforts to prepare for our initial public offering during the year ended December 31, 2009. No such costs were incurred in 2008.

Cash provided by financing activities was $5.4 million for the year ended December 31, 2007. This represented $5.5 million of proceeds from our sale of 2,623,593 shares of common stock to Ascension Health and an additional $0.6 million of proceeds from exercises of stock option, partially offset by our repurchases of common stock for $0.7 million.

Revolving Credit Facility

On September 30, 2009, we entered into a $15 million revolving line of credit with the Bank of Montreal, which may be used for working capital and general corporate purposes. Any amounts outstanding under the line of credit will accrue interest at LIBOR plus 4% and are secured by substantially all of our assets. Advances under the line of credit are limited to a borrowing base and a cash deposit account which will be established at the time borrowings occur. The line of credit has an initial term of two years and is renewable annually thereafter. As of December 31, 2009, we had no amounts outstanding under this line of credit. The line of credit contains restrictive covenants which limit our ability to, among other things, enter into other borrowing arrangements and pay dividends.

Future Capital Needs

We intend to fund our future growth over the next 12 months with funds generated from operations and our net proceeds from this offering. Over the longer term, we expect that cash flows from operations, supplemented by short-term and long-term financing, as necessary, will be adequate to fund our day-to-day operations and capital expenditure requirements. Our ability to secure short-term and long-term financing in the future will depend on several factors, including our future profitability, the quality of our accounts receivable, our relative levels of debt and equity, and the overall condition of the credit markets.

Contractual Obligations

The following table presents our obligations and commitments to make future payments under contracts, such as lease agreements, and under contingent commitments as of December 31, 2009:

	Year Ended December 31,
					2014 and
	2010	2011	2012	2013	beyond	Total
	(In thousands)

Minimum lease payments	$1,839	$1,974	$1,770	$1,623	$12,281	$19,487

Total	$1,839	$1,974	$1,770	$1,623	$12,281	$19,487

We rent office space and equipment under a series of operating leases, primarily for our Chicago corporate office and India operations. Lease payments are amortized to expense on a straight-line basis over the lease term. As of December 31, 2009, the Chicago corporate office consisted of approximately 28,000 square feet in a multi-story office building. We intend to exercise our option to rent approximately 22,000 square feet of additional office space on an adjacent floor, starting June 1, 2010, and will have the option to concurrently return approximately 6,500 square feet of office space on a non-adjacent floor. If we do not return the 6,500 square feet of office space, the lease for all 50,000 feet will be extended until ten years and 90 days after the date we take possession of the additional 22,000 square feet of office space, and our minimum lease payments will increase by approximately $550,000 per year. See “Business — Facilities” for additional information regarding our office leases.

Pursuant to the master services agreement between us and Ascension Health and our individual agreements with hospitals affiliated with Ascension Health that contract for our services, our fees are subject to adjustment in the event specified performance milestones are not met, which could result in a reduction in future fees payable to us by such hospitals but would not obligate us to refund any payments. These potential reductions in future fees are not reflected in the above table because the amounts cannot be quantified and because, based on our experience to date, we do not anticipate that there will be any permanent reduction in future fees under these provisions. For additional information regarding these contract provisions, see “Related Person Transactions — Transactions With Ascension Health”.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles. ASC 105 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC 105 did not have an impact on our consolidated financial statements.

In December 2007, the FASB issued ASC 805, Business Combinations. ASC 805 provides guidance in certain aspects of business combinations, with additional guidance provided defining the acquirer, recognizing and measuring the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, assets and liabilities arising from contingencies, defining a bargain purchase, and recognizing and measuring goodwill or a gain from a bargain purchase. In addition, under ASC 805, adjustments associated with changes in tax contingencies and valuation allowances that occur after the measurement period, not to exceed one year, are recorded as adjustments to income. This statement is effective for all business combinations for which the acquisition date is on or after the beginning of an entity’s first fiscal year that begins after December 15, 2008; however, the guidance in this standard regarding the treatment of income tax contingencies and valuation allowances is retroactive to business combinations completed prior to January 1, 2009. We adopted ASC 805 on January 1, 2009. The adoption had no material impact on our consolidated financial statements.

In June 2008, the FASB issued an amendment to ASC 260, Earnings Per Share, codified as ASC 260-10. The guidance in ASC 260-10 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. ASC 260-10 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. We adopted ASC 260-10 effective January 1, 2009. The adoption had no material impact on our consolidated financial statements.

In April 2009, the FASB issued an amendment to ASC 825, Financial Instruments, codified by ASC 825-10. The guidance in ASC 825-10, which amends ASC 825, requires publicly-traded companies, as defined in ASC 270, Interim Reporting, to provide disclosures on the fair value of financial instruments in interim financial statements. Since ASC 825-10 requires only additional disclosures concerning the financial instruments, the adoption of ASC 825-10 effective June 30, 2009, did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued ASC 855, Subsequent Events. The guidance in ASC 855 establishes general standards of accounting for and disclosures of subsequent events that occur after the balance sheet date but prior to the issuance of financial statements. The statement requires additional disclosure regarding the date through which subsequent events have been evaluated by the entity as well as whether that date is the date the financial statements were issued. This statement became effective for our financial statements as of June 30, 2009. The adoption had no material impact on our consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update, or ASU, No. 2010-09 to amend ASC 855 which applies with immediate effect. The ASU removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for SEC filers.

In October 2009, the FASB issued ASU No. 09-13, Revenue Recognition — Multiple Deliverable Revenue Arrangements, or ASU 09-13. ASU 09-13 updates the existing multiple-element revenue arrangements guidance currently included in FASB ASC 605-25. The revised guidance provides for two significant changes to the existing multiple element revenue arrangements guidance. The first change relates to the determination of when the individual deliverables included in a multiple element arrangement may be treated as separate units of accounting. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. Together, these changes are likely to result in earlier recognition of revenue and related costs for multiple-element arrangements than under the previous guidance. This guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised multiple element revenue arrangements guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, however, early adoption is permitted, provided that the revised guidance is retroactively applied to the beginning of the year of adoption. We are currently evaluating the impact of the adoption of ASU 09-13, and we expect that the adoption of the ASU will have no material impact on our consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Sensitivity.  Our interest income is primarily generated from interest earned on operating cash accounts. Our exposure to market risks related to interest expense is limited to borrowings under our revolving line of credit, which bears interest at LIBOR plus 4%. To date, there have been no borrowings under this facility. We do not enter into interest rate swaps, caps or collars or other hedging instruments.

Foreign Currency Exchange Risk.  Our results of operations and cash flows are subject to fluctuations due to changes in the Indian rupee because a portion of our operating expenses are incurred by our subsidiary in India and are denominated in Indian rupees. However, we do not generate any revenues outside of the United States. For the years ended December 31, 2008 and 2009, and the three months ended March 31, 2009 and 2010, 0.7%, 0.6%, 0.9% and 1.7% respectively, of our expenses were denominated in Indian rupees. As a result, we believe that the risk of a significant impact on our operating income from foreign currency fluctuations is not substantial.

BUSINESS

Overview

Accretive Health is a leading provider of healthcare revenue cycle management services. Our business purpose is to help U.S. hospitals, physicians and other healthcare providers to more efficiently manage their revenue cycle operations, which encompass patient registration, insurance and benefit verification, medical treatment documentation and coding, bill preparation and collections. Our integrated technology and services offering, which we refer to as our solution, spans the entire revenue cycle and helps our customers realize sustainable improvements in their operating margins and improve the satisfaction of their patients, physicians and staff. We enable these improvements by helping our customers increase the portion of the maximum potential patient revenue they receive while reducing total revenue cycle costs.

Our customers typically are multi-hospital systems, including faith-based or community healthcare systems, academic medical centers and independent ambulatory clinics, and their affiliated physician practice groups. We seek to develop strategic, long-term relationships with our customers and focus on providers that we believe understand the value of our operating model and have demonstrated success in both clinical and operational outcomes. As of March 31, 2010, we provided our integrated revenue cycle service offerings to 21 customers representing 53 hospitals and $11.6 billion in annual net patient revenue, as well as physicians’ billing organizations associated with several of these customers. As of May 3, 2010, we provide our integrated revenue cycle service offerings to 22 customers representing 59 hospitals and $13.6 billion in annual net patient revenue, as well as physicians’ billing organizations associated with several of these customers.

Grounded in sophisticated analytics, our solution spans our customers’ entire revenue cycle. This helps set us apart from competing services, which we believe address only a portion of the revenue cycle. We are not a traditional outsourcing company focused solely on cost reductions. Through the implementation of our distinctive operating model that includes people, processes and technology, our customers can generate significant and sustainable revenue cycle improvements. Our service offerings are adaptable to the evolution of the healthcare regulatory environment, technology standards and market trends, and require no up-front cash investment by our customers.

To implement our solution, we assume full responsibility for the management and cost of a customer’s revenue cycle operations and supplement the customer’s existing revenue cycle staff with seasoned Accretive Health personnel. We collaborate with our customers’ revenue cycle employees with the objective of educating and empowering them so that over time they can deliver improved results using our tools. Once implemented, our technology, processes and services are deeply embedded in a hospital’s day-to-day operations, touching each key step of the revenue cycle. We and our customers share financial gains resulting from our solution, which directly aligns our objectives and interests with those of our customers. Both we and our customers benefit — on a contractually agreed-upon basis — from net patient revenue increases and cost savings realized by the customers as a result of our services. We believe that, over time, this alignment of interests fosters greater innovation and incentivizes us to improve our customers’ revenue cycle operations.

The revenue cycle operations of a typical hospital, physician or other healthcare provider often fail to capture and collect the total amounts contractually owed to it from third-party payors and patients for medical services rendered, leading to significant bad debt write-offs, uncompensated care, payment denials by payors and corresponding administrative write-offs, as well as lost revenue for missed charges. Fitch Ratings estimates that in 2008 and 2009, uncompensated care (including bad debt write-offs, charity care and uninsured discounts) averaged 19% and 20% of net patient revenue at U.S. hospitals, respectively. We generally deliver operating margin improvements to our customers through a combination of improvements in collections, which we refer to as net revenue yield, charge capture, which involves ensuring that all charges for medical treatment are included in the associated bill, and revenue cycle cost reductions. Our customers have historically achieved significant net revenue yield improvements within 18 to 24 months of implementing our operating model, with customers subject to mature managed service contracts typically realizing 400 to 600 basis points in yield improvements in the third or fourth contract year. All of a customer’s yield improvements during the period we are providing services are attributed to our solution because we assume full responsibility for the management of the customer’s revenue cycle. Our methodology for measuring yield improvements excludes the impact of external factors such as changes in reimbursement rates from payors, the expansion of existing services or addition of new services, volume increases and acquisitions of hospitals or physician practices, which may impact net revenue but are not considered changes to net revenue yield. Improvements in charge capture and collections are typically attributable to reduced payment denials by payors, identification of additional items that can be billed to payors based on the actual procedures performed, identification of insurance for a higher percentage of otherwise uninsured patients, and improved collections of patient balances after insurance. Revenue cycle cost reductions are typically achieved through operating efficiencies, including streamlining work flow, automating processes and centralizing vendor activities. Specific sources of margin improvement vary among customers.

We have developed and refined our solution based in part on information, processes and management experience garnered through working with many of the largest and most prestigious hospitals and healthcare systems in the United States. We seek to embed our technology, personnel, know-how and culture within each customer’s revenue cycle activities with the expectation that we will serve as the customer’s on-site operational manager beyond the managed service contract’s initial term, which typically ranges from four to five years. To date, we have experienced a contract renewal rate of 100% (excluding exploratory new service offerings, a consensual termination following a change of control and a customer reorganization). Coupled with the long-term nature of our managed service contracts and the fixed nature of the base fees under each contract, our historical renewal experience provides a core source of recurring revenue.

Our net services revenue consist primarily of base fees and incentive fees. We receive base fees for managing our customers’ revenue cycle operations, net of any cost savings we share with those customers. Incentive fees represent our portion of the increase in our customers’ net patient revenue resulting from our services. We generate a portion of our operating margin as a result of the difference between the fixed base fees and the variable costs of the revenue cycles that we manage. Incentive fees are a smaller portion of overall revenue than base fees but generally contribute directly to operating margin, thus significantly impacting our profitability. We monitor each customer’s revenue cycle performance through periodic operating reviews. A customer’s net revenue improvements and cost savings generally increase over time as we deploy additional programs and as the programs we implement become more effective, which in turn provides visibility into our future revenue and profitability. In 2009, for example, approximately 87% of our net services revenue, and nearly all of our net income, was derived from customer contracts that were in place as of January 1, 2009. In 2009, we had net services revenue of $510.2 million, representing growth of 28.0% over 2008 and a compound annual growth rate of 46.4% since January 1, 2005. In addition, we were profitable for the three months ended March 31, 2010 and the years ended December 31, 2007, 2008 and 2009, and our profitability increased in each of these years.

Market Opportunity

We believe that current macroeconomic conditions will continue to impose financial pressure on healthcare providers and will increase the importance of managing their revenue cycles effectively and efficiently. The market opportunity for our services — which we define as the total amount of net patient revenue collected annually by U.S. hospitals and physicians’ billing organizations — exceeds $750 billion, calculated as follows. There are more than 2,200 acute care hospitals in the United States within our target market (with more than $250 million in annual net patient revenue each, or part of larger hospital systems), representing a market opportunity of approximately $510 billion in annual net patient revenue. In addition, there are more than 2,500 smaller hospitals (with less than $250 million in annual net patient revenue each), representing a market opportunity of approximately

$130 billion in annual net patient revenue, and large physicians’ billing organizations, representing an additional market opportunity of more than $115 billion in annual net patient revenue.

According to the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services, expenditures for hospitals and physician and clinical services are expected to increase between 2009 and 2018 at annual rates of approximately 6.4% and 5.4%, respectively. Population growth, longer life expectancy, the increasing prevalence of chronic illnesses (such as diabetes and obesity) and the over-utilization of certain healthcare services is expected to put increasing pressure on hospitals, physicians and other healthcare providers to operate more efficiently. American Hospital Association surveys indicate that approximately 43% of hospitals had a negative operating margin during the first quarter of 2009 and approximately 77% of hospitals had reduced capital spending. As the scope of healthcare services expands and financial pressures mount, hospitals are demanding both greater effectiveness and improved efficiency in the management of their revenue cycle operations. We believe that efficient management of the revenue cycle and collection of the full amount of payments due for patient services are among the most critical challenges facing healthcare providers today.

We believe that the inability of healthcare providers to capture and collect the total amounts owed to them for patient services is caused by the following trends:

•	Complexity of Revenue Cycle Management. At most hospitals, there is a lack of standardization across operating practices, payor and patient payment methodologies, data management processes and billing systems. In general, after a patient receives healthcare services, the hospital must coordinate payment with two or more parties, including third-party insurance companies, federal and state government payors, private charities and individual payors. Hospitals also face a growing population of uninsured patients, whom healthcare providers have an ethical and legal obligation to treat.

•	Lack of Integrated Systems and Processes. Although interrelated, the individual steps in the revenue cycle are not operationally integrated across revenue cycle departments at many hospitals. Multiple tasks and milestones must be completed properly by personnel in various departments before a hospital or physician can be reimbursed for patient services. It is often difficult for a single organization to acquire and coordinate all the knowledge and experience necessary to identify and eliminate inefficiencies within the revenue cycle. Even if all steps are performed flawlessly, the time required to receive full payment for services creates long billing cycles. With frequent changes in the reimbursement rules imposed by third-party payors, the billing and collections cycle often is not timely and error-free, further lengthening the time before payment is actually received by the healthcare provider.

•	Increasing Patient Financial Responsibility for Healthcare Services. Hospitals are being forced to adapt to the need for direct-to-patient billing and collections capabilities as patients bear payment responsibility for an increasing portion of healthcare costs. Hospitals have traditionally focused on collecting payments from insurance companies and from state and federal payors, and typically are less familiar with the processes necessary to collect payments from patients at the point of service, including the use of alternative payment options. Patient billing is often confusing and payment instructions are often unclear. Moreover, hospitals generally do not utilize consumer segmentation techniques to formulate effective revenue collection approaches to patients. As a result, hospitals generally write-off a high percentage of patient-owed bills, resulting in increases in bad debt and uncompensated care.

•	Outdated Systems and Insufficient Resources to Upgrade Them. Many hospitals suffer from operating inefficiencies caused by outdated technology, increasingly complex billing requirements, a general lack of standardization of process and information flow, costly in-house services that could be more economically outsourced, and an increasingly stringent regulatory environment. Hospitals often lack the breadth and depth of data available to payors, and this lack of information may contribute to the filing of less accurate claims with third-party insurance payors and unfavorable resolutions of disputed claims. In addition, the endowments of most hospitals have significantly declined, motivating them to make their revenue cycle operations more efficient.

In addition to the above trends, we believe that the federal healthcare reform legislation that was enacted in March 2010 may create new business opportunities for us by increasing the need for services such as those that we provide. For example, reduced reimbursement for some healthcare providers may cause these healthcare providers to turn to outsourcing to extract more out of their existing revenue cycles, and value and quality-based reimbursement incentives created by the legislation could generate more interest in our service offerings.

The Accretive Health Solution

Our solution is intended to address the full spectrum of revenue cycle operational issues faced by healthcare providers, including:

•	the increasingly complex and challenging payor environment;

•	a lack of fully integrated end-to-end revenue cycle management expertise;

•	the consequences of increasing patient responsibility for their healthcare costs;

•	the difficulty and associated expense of a single organization acquiring and coordinating the knowledge and experience necessary to efficiently manage the revenue cycle;

•	ongoing attrition of revenue cycle staff; and

•	frequent patient confusion and frustration with financial obligations and billing.

The revenue cycle operations of a typical hospital, physician or other healthcare provider fail to capture and collect the total amounts owed to them from third-party payors and patients for medical services rendered, leading to significant bad debt write-offs, uncompensated care, payment denials by payors and corresponding administrative write-offs, as well as lost revenue for missed charges. Fitch Ratings estimates that in 2008 and 2009, uncompensated care (including bad debt write-offs, charity care and uninsured discounts) averaged 19% and 20% of net patient revenue at U.S. hospitals, respectively.

We deliver operating margin improvements to our customers through a combination of improvements in net revenue yield, charge capture and revenue cycle cost reductions. Improvements in charge capture and collections are typically attributable to reduced payment denials by payors, identification of additional items that can be billed to payors based on the actual procedures performed, identification of insurance for a higher percentage of otherwise uninsured patients, and improved collections of patient balances after insurance. Revenue cycle cost reductions are typically achieved through operating efficiencies, including streamlining work flow, automating processes and centralizing vendor activities. Specific sources of margin improvement vary among customers.

Our customers have historically achieved significant net revenue yield improvements within 18 to 24 months of implementing our operating model, with customers operating under mature managed service contracts typically realizing 400 to 600 basis points in yield improvements in the third or fourth contract year. During the assessment phase of the customer relationship, we identify specific areas for improvement in net revenue yield and begin implementation immediately upon execution of a managed service contract. While improvements in net revenue yield generally represent the majority of a customer’s operating margin improvement, we generally are able to deliver additional margin improvement through revenue cycle cost reductions. Because our managed service contracts align our interests with those of our customers, we have been able, over time, to improve our margins along with those of our customers.

We believe that our proprietary and integrated technology, management experience and well-developed processes are enhanced by the knowledge and experience we gain working with a wide range of customers and improve with each payor reimbursement or patient pay transaction. Our proprietary technology applications include workflow automation and direct payor connection capabilities that enable revenue cycle staff to focus on problem accounts rather than on manual tasks, such as searching payor websites for insurance and benefits verification for all patients. We employ technology that identifies and isolates specific cases requiring review or action, using the same interface for all users, to automate a host of tasks that otherwise can consume a significant amount of staff time. We use real-time feedback from our customers to improve the functionality and performance of our technology and processes and incorporate these improvements into our service offerings on a regular basis. We strive to apply operational excellence throughout the entire revenue cycle.

We adapt our solution to the hospital’s organizational structure in order to minimize disruption to existing staff and to make our services transparent to both patients and physicians. The experience and knowledge of the senior management personnel we provide to our customers can improve the performance of their in-house revenue cycle staff. Our objective is to improve the operating performance of our customers, thus generating incentive fees for ourselves, by:

•	Improving Net Revenue Yield. We help our customers improve their net revenue yield. Through the use of our proprietary technologies and methodologies, we precisely calculate each customer’s improvement in net revenue yield. This calculation compares the customer’s actual cash collections for a given instance of care to the maximum potential cash receipts that the customer should have received from the instance of care, which we refer to as the best possible net compliant revenue. We aggregate these calculations for all instances of care and compare the result to the aggregate calculation for the year before we began to provide our services to the customer. We receive a share of each customer’s improvement in net revenue yield.

•	Increasing Charge Capture. We help our customers increase their charge capture by implementing optimization techniques and related processes. We utilize sophisticated analytics and artificial intelligence software to help improve the accuracy of claims filings and the resolution of disputed claims from third-party insurance payors. We also overlay a range of capabilities designed to reduce missed charges, improve the clinical/reimbursement interface and produce bills that comply with third-party payor requirements and applicable healthcare regulations.

•	Making Revenue Cycle Operations More Efficient. We help our customers make their revenue cycle operations more efficient by implementing advanced technologies, streamlining operations, avoiding unnecessary re-work and improving quality. We also can reduce the costs of third-party services, such as Medicaid eligibility review, by transferring the work to our own internal operations. For some customers, we are able to reduce operating costs further by transferring selected internal operations to our centralized shared services centers located in the United States and India.

We employ a variety of techniques intended to achieve this objective:

•	Gathering Complete Patient and Payor Information. We focus on gathering complete patient information and validating insurance coverage and benefits so the services can be recorded and billed to the appropriate parties. For scheduled healthcare services, we educate the patient as to his or her potential financial responsibilities before receiving care. Our systems maintain an automated electronic scorecard, which measures the efficiency of up-front data capture, billing and collections throughout the life cycle of any given patient account. These scorecards are analyzed in the aggregate, and the results are used to help improve work flow processes and operational decisions for our customers. Our analyses of data measured by our systems show that hospitals employing our services have increased the percentage of non-emergency in-patient admissions with complete information profiles to more than 90%, enabling fewer billing delays, increased charge capture and reduced billing cycles.

•	Improving Claims Filing and Third-Party Payor Collections. Based on our customers’ experience, and on industry sources, hospitals typically do not collect 100% of the amounts they are contractually owed by insurance companies. Through our proprietary technology and process expertise, we identify, for each patient encounter, the amount our customer should receive from a payor if the applicable contract with the payor and patient policies are followed. Over time, we compare these amounts with the actual cash collected to help identify which payors, types of medical treatments and patients represent various levels of payment risk for a customer. Using proprietary algorithms and analytics, we consider actual reimbursement patterns to predict the payment risk associated with a customer’s claims to its payors, and we then direct increased attention and time to the riskiest accounts. Our experience is that this approach significantly increases the likelihood that a customer will be reimbursed the amounts it is contractually owed for providing its services.

•	Identifying Alternative Payment Sources. We use various methods to find payment sources for uninsured patients and reimbursement for services not covered by third-party insurance. Our patient financial screening technology and methodologies often identify federal, state or private grant sources to help pay for healthcare services. These techniques are designed to ease the financial burden on uninsured or underinsured patients and increase the percentage of patient bills that are actually paid. After a typical implementation period, we have been able to help our customers find a third-party payment source for approximately 85% of all admitted patients who identified themselves as uninsured.

•	Employing Proprietary Technology and Algorithms. Our service offerings employ a variety of proprietary data analytics and predictive modeling algorithms. For example, we identify patient accounts with financial risk by applying data mining techniques to the data we have collected. Our systems are designed to streamline work processes through the use of proprietary algorithms that focus revenue cycle staff effort on those accounts deemed to have the greatest potential for improving net revenue yield or charge capture. We frequently adjust our proprietary predictive algorithms to reflect changes in payor and patient behavior based upon the knowledge we glean from our entire customer base. As new customers are added and payor and patient behavior changes, the information we use to create our algorithms expands, increasing the accuracy and value of those algorithms. We rely upon a combination of patent, trademark, copyright and trade secret law and contractual terms and conditions to protect our intellectual property rights. We hold one U.S. patent and have filed four additional U.S. patent applications covering key innovations utilized in our solution.

•	Using Analytical Capabilities and Operational Excellence. We draw on the experience that we have gained from working with many of the best healthcare provider systems in the United States to train hospital staffs about new and innovative revenue cycle management practices. We employ extensive analytical analyses to identify specific weaknesses in business processes. We also strive to achieve operational excellence and to foster an overall culture of leading by example. As a result, our on-site management teams have seen marked shifts in the behaviors of hospital administrative staff, including enthusiasm for setting daily and weekly goals, participation in daily half-hour gatherings to track results achieved during the day, and improved adherence to our standard operating procedures.

In addition, we help our customers increase their revenue cycle efficiency by implementing improved practices, advanced data management technology, streamlining work flow processes and outsourcing aspects of their revenue cycle operations. For example, services that can be shared across our customers, such as patient scheduling and pre-registration, medical transcription and patient financial services, can be performed in our shared services centers in the United States and India. By leveraging the economies of scale and experience of our shared services centers, we believe that we offer our customers better quality services at a lower cost. For those customers opting not to participate in our shared services program, we can help reduce costs by migrating services such as Medicaid eligibility, medical transcription and collections from external vendors to our internal staff.

Our Strategy

Our goal is to become the preferred provider-of-choice for revenue cycle management services in the U.S. healthcare industry. Since our inception, we have worked with some of the largest and most prestigious healthcare systems in the United States, such as Ascension Health, the Henry Ford Health System and the Dartmouth-Hitchcock Medical Center. Going forward, our goal is to continue to expand the scope of our services to hospitals within our existing customers’ systems as well as to leverage our strong relationships with reference customers to continue to attract business from new customers. Key elements of our strategy include the following:

•	Delivering Tangible, Long-Term Results by Providing Services that Span the Entire Revenue Cycle. Our solution is designed to help our customers achieve sustainable economic value through improvements in operating margins. Improvements in our customers’ operating margins in turn provide recurring revenues for us. Our technology and services are deeply integrated across the customer’s entire revenue cycle, whereas most competitive offerings address a narrower portion of the revenue cycle. Our offering alleviates the need to purchase services from multiple sources, potentially saving customers time, money and integration challenges in their efforts to improve their revenue cycle activities.

•	Continuing to Develop Innovative Approaches to Increase the Collection Rate on Patient-Owed Obligations. We have developed and continue to design creative approaches intended to increase net revenue yields on patient-owed obligations. These processes include direct communications with payors to establish patient pay amounts (after insurance and taking into account deductibles) and status, contract modeling tools to provide patients with accurate updates on the portion of an outstanding balance for which they are personally responsible, and the provision of prior balance data and payment alternatives to patients at the point of service. We also use consumer behavior modeling and conduct trending analyses for collections, and we offer patients a variety of payment methods.

•	Enhancing and Developing Proprietary Algorithms to Identify Potential Errors and to Make Process Corrections. Even as patients begin to assume responsibility for a greater portion of the cost of medical services, healthcare providers continue to rely upon third-party payors for the majority of medical reimbursements. To help improve revenue collection rates and timing for claims owed by payors, we have developed proprietary algorithms to assess risk and the resulting treatment of claims. Our methodology is designed to enable nearly 100% of outstanding claims to be reviewed, prioritized and pursued. We believe that our focus on collecting revenue from a broader range of outstanding claims and reducing the average time to collection differentiates our revenue cycle management services. An additional proprietary algorithm that distinguishes our services from others is incorporated in our charge capture tool that identifies potential lost charges. In instances where our customers have been using other third party tools, we routinely identify multiple additional lost charges.

•	Expanding Our Shared Services Program. Our shared services program, which includes patient scheduling and pre-registration, medical transcription and patient financial services, is structured to reduce a hospital’s overhead costs while providing services of comparable or higher quality. Expansion of our shared services program is potentially advantageous for both our customers and us, as we both benefit from greater savings attributable to economies of scale and improvements in net revenue yield. We believe that continuing to transition customers to our shared services will help us achieve our targeted improvements in customer operating margins. We introduced the shared services program in 2008, and we continue to see interest in this offering from both new and existing customers. Currently, approximately 35% of our customers participate in our shared services program.

•	Hiring, Training and Retaining Our Personnel. Our solution was developed by what we believe to be the best personnel available in the market. In order to grow our business and solidify our competitive position, we need to continue to hire, train and retain very talented team members who demonstrate a strong focus on outstanding customer service. Employee recruitment is a priority for us because we believe that our long-term growth is limited more by the availability of top talent than by constraints in market demand for our solution. We seek an ongoing influx of new personnel at all levels so that we have adequate staffing to pursue and accept new customer opportunities. We also make substantial ongoing investments in employee training, including our “operator academy” and “revenue cycle academy” which enable us to educate all new employees regarding our operating model and related processes and technology.

•	Continuing to Diversify Our Customer Base. In October 2004, Ascension Health became our founding customer. While Ascension Health is our largest customer and we expect to continue to expand our presence within Ascension Health’s network of affiliated hospitals, we are focusing our marketing efforts primarily on other healthcare providers and expect to continue to diversify our customer base. In the year ended December 31, 2009 compared to the year ended December 31, 2008, our net services revenue from customers not affiliated with Ascension Health grew by 73.6%, while our net services revenue from hospitals affiliated with Ascension Health grew by 9.2%. As a result, the percentage of our total net services revenue attributable to hospitals affiliated with Ascension Health declined from 88.7% in the year ended December 31, 2006 to 60.3% in the year ended December 31, 2009. Since January 1, 2007, approximately $5.1 billion of the $7.9 billion in annual net patient revenue that we added to our customer base was unrelated to Ascension Health.

•	Developing Enhanced Service Offerings that Offer Long-Term Opportunities. We intend to continue to introduce new services that draw upon our core competencies and that we believe will be attractive to our target customers. In considering new services, we look for market opportunities that we believe present low barriers to entry, require limited incremental cost and present significant growth opportunities. For example, we recently began targeting large physicians’ billing organizations that are linked to hospital systems, and we are developing an initiative focused on increasing the quality of healthcare through incentive payments to primary care physicians. We also plan to selectively pursue acquisitions that will enable us to broaden our service offerings.

Our Services

Core Service Offering

Our core offering consists of comprehensive, integrated technology and revenue cycle management services. We assume full responsibility for the management and cost of the customer’s complete revenue cycle operations in exchange for a base fee and the opportunity to earn incentive fees. To implement our solution, we supplement the customer’s existing revenue cycle management and staff with seasoned Accretive Health revenue cycle leaders, subject matter experts and staff, and connect our proprietary technology and analytical tools to the hospital’s existing technology systems. Our employees that we add to the hospital’s revenue cycle team typically have significant experience in healthcare management, revenue cycle operations, technology, quality control and other management disciplines. In addition to implementing revenue enhancement procedures, we help our customers reduce their revenue cycle costs by implementing improved practices, advanced data management technology and more efficient processes, as well as outsourcing aspects of their revenue cycle operations. We seek to adapt our solution to the hospital’s organizational structure in order to minimize disruption to existing staff and to make our services transparent to both patients and physicians.

We believe that our solution offers our customers a number of strategic, financial and operational benefits:

•	Operating Management. We assign highly-trained management teams to each customer site to facilitate technology implementation, provide hands-on training to existing hospital employees and guide staff toward achievable performance goals.

•	Technology Improvements. We integrate our proprietary technology with a hospital’s transaction systems to help improve claims collections and realize operating efficiencies. By using a web interface to layer our tools on top of a hospital’s existing software, we can bring our capabilities online in a timely manner without requiring any up-front hardware investment by customers.

•	Standardized Operating Model. We offer our customers a revenue cycle operating model that has delivered tangible financial benefits. Our standard implementation techniques are designed to enable us to install our operating model in a timely manner and consistently at customer sites. We utilize a uniform set of key performance indicators to drive and assess the revenue cycle operations of our customers. Our senior operational leaders monitor each customer’s revenue cycle performance through ten to twelve operating reviews each year.

•	Multi-Industry Revenue Process Experience. Our personnel have years of prior work experience advising customers on revenue process management issues in complex industries. We have combined this experience with healthcare industry innovative practices and operational excellence to form the foundation of our service offerings. We believe that the depth and breadth of our knowledge of healthcare and non-healthcare revenue cycle management help differentiate us from our competitors.

•	Shared Services. We offer customers the opportunity to realize operating efficiencies by outsourcing certain revenue tasks and responsibilities to shared facilities that we operate. By allowing multiple, unrelated hospitals to utilize the same set of resources for key revenue cycle tasks, our shared services capability provides opportunities to reduce the operating costs of our customers. We have been able to achieve meaningful margin improvements for the customers that utilize our shared services.

Our solution spans a hospital’s entire revenue cycle. We deploy our proprietary technology and management experience at each key point in the revenue cycle. As part of our solution, we make targeted changes in the hospital’s processes designed to improve its revenue cycle operations. We also implement cost-reduction programs, including the use of our shared services centers for customers who choose to participate and, for other customers, by moving services such as Medicaid eligibility, transcription and collections from external vendors to our internal staff.

Front Office (Patient Access).  A hospital’s front office revenue cycle operations typically consist of scheduling, pre-registration, registration and collection of patient co-payments. Complete and accurate information gathering at this stage is critical to a hospital’s ability to collect revenue from the patient and third-party payors after healthcare services are provided.

AHtoAccess, our integrated suite of proprietary patient admission tools, is designed to minimize downstream collections issues by standardizing up-front patient information gathering through direct connections between the customer and each of its third-party payors and automated workflow navigation of authorization and referral requirements. AHtoAccess is used by our on-site management teams and hospital employees to handle a variety of front office tasks, including:

•	verification of patient contact information, which improves accuracy of recording patient admissions data in the hospital’s patient accounting system;

•	real-time validation of coverage and benefits for insured patients, which allows up-front assessment of each patient’s ability to pay;

•	screening of self-pay patients for alternative coverage solutions, which helps identify payment sources including long-term payment plans and charity or government-sponsored coverage for uninsured or underinsured patients; and

•	up-front calculation of patient pay residuals, which facilitates accurate and timely communication and collection of residual payment obligations and any outstanding patient balances from previous services.

Middle Office (Health Services Billing).  Once treatment has been provided to a patient, a hospital’s middle office revenue cycle operations typically consist of transcribing physicians’ dictated records of patient care and related diagnoses, assigning treatment codes so that bills may be generated and consolidating all patient information into a single patient file. Our solution provides opportunities to improve revenue yield attributable to the middle office by enabling a customer to properly bill all appropriate charges, reduce payment denials by payors based upon inaccurate or incomplete billing or untimely filing, and improve the accuracy and comprehensiveness of patient and billing information to enable bills to be issued in a timely and efficient manner.

We deploy several proprietary software tools in the middle office. AHtoCharge is an automated variance detection tool used to identify missing charges in patient bills and to detect coding errors in patient records. In addition to the use of proprietary technology, we enhance a hospital’s revenue cycle operations in the middle office with our:

•	in-house nurse auditors, who review the accuracy of treatments, diagnoses and charges in patient records and follow-up with hospital revenue cycle staff so that the bills may be updated and sent out within the normal billing cycle; and

•	on-staff physicians, who help hospital case managers properly code emergency department patients during their transition from “observation” to “in-patient” status, to improve accurate and appropriate billing to payors.

Back Office (Collections).  A hospital’s back office revenue cycle operations typically consist of bill creation and submission, follow-up to resolve unpaid or underpaid claims and re-submit incomplete claims, the collection of amounts due from patients and the application of cash payments to outstanding balances. At this stage of the revenue cycle, efficiency and data accuracy are critical to increasing the hospital’s collections from all responsible parties in a timely manner, and reducing the hospital’s bad debt expense. Our solution is designed to improve revenue yield attributable to the back office by enabling a customer to:

•	decrease the time required for bill creation and submission;

•	increase the percentage of claims receiving maximum allowable reimbursement from payors;

•	find alternative payment sources for unpaid and underpaid claims with both third-party payors and patients; and

•	reduce contractual write-offs to provide an accurate record of outstanding charges.

We deploy a number of proprietary tools in the back office:

•	Yield-Based Follow Up. Our Yield-Based Follow Up tool enables us to pursue reimbursement for claims based on risk scoring and detection as established by our proprietary algorithms.

•	Medical Financial Solutions. Our Medical Financial Solutions tool uses proprietary algorithms to assess a patient’s propensity to pay and determines follow-up actions structured to allow higher yields with lower collections effort.

•	Retro Eligibility. Our Retro Eligibility tool continually searches for insurance coverage for each patient visit, even after treatment has concluded, to determine whether uninsured patients are eligible for some form of insurance coverage.

•	AHtoContract. Our AHtoContract tool utilizes proprietary modeling and analytics to calculate the aggregate reimbursement due to the hospital from third-party payors and patients for a given patient treatment.

•	Underpayments. Our Underpayments tool employs payor remittance data and contract models to determine whether a payor has reimbursed less than its contracted amount for a specific claim and enables the hospital’s back office staff to resolve these situations directly with payors.

•	AHtoPost. Our AHtoPost tool is used by our shared services centers to centralize the task of posting cash payments to customers’ patient accounting systems.

Accretive Direct Service Offering

Our “Accretive Direct” service offering is a focused technology and services solution for smaller hospitals where implementation of the complete suite of on-site management assistance included with our core service offering is not economically feasible. This service offering incorporates additional automation and standardization into our revenue cycle management solution with less reliance on infused management personnel. Currently, we have one customer that uses our Accretive Direct services, which include:

•	implementation of our AHtoAccess tool in the customer’s front office revenue cycle operations;

•	implementation of our AHtoCharge tool and our physician advisory services in the customer’s middle office revenue cycle operations;

•	outsourcing of the customer’s pre-service patient calling activities, back office revenue cycle operations and patient financial services activities to our shared services operating centers; and

•	support for audits of Medicare charges.

Quality/Cost Service Initiative

We are pursuing a new quality/cost service initiative that we believe presents attractive growth potential for us. We are building a technology and service solution that, once completed and implemented, would allow hospitals and physicians to deliver healthcare services to specific patient populations, and be compensated for focusing on prevention, medical best practices and use of electronic health records to achieve better outcomes, as opposed to fees for services. This approach would reward providers for cost savings and increased quality. We believe that our knowledge and understanding of the U.S. healthcare payment and reimbursement system, our business process experience and our technology position us well to pursue this opportunity.

Healthcare providers tend to focus on their own role in patient care rather than the totality of a patient’s healthcare. This approach often leads to ineffective care coordination and can have a negative impact on healthcare quality and cost. Our quality/cost service initiative is intended to link episodes of care and facilitate the re-emergence of the primary care physician, or PCP, as the coordinator of care for each patient. We believe that appropriate financial incentives can be designed to encourage PCPs to focus on the prevention of acute care episodes — for example, through comprehensive annual physicals and the systematic use of HbA1c blood sugar tests for diabetics — and, when those episodes do occur, to focus on the prevention of hospital readmissions. To accomplish these objectives, the financial incentives would relate to, among other things, total integration of care, medical best practices and the use of healthcare information technology. Because PCPs drive the vast majority of healthcare decisions (excluding personal lifestyle decisions) that have an impact on healthcare, we believe that this initiative could reduce costs and increase healthcare quality.

We believe a service offering of this nature would be attractive to healthcare providers because of the potential for higher quality patient care and lower healthcare costs. In addition, the American Recovery and Reinvestment Act enacted in February 2009 provides for potential payments over time of up to $44,000 (under Medicare) and $64,000 (under Medicaid) to any physician who adopts and “meaningfully uses” electronic health records, and we believe our healthcare information technology can help physicians qualify for these payments.

We plan to beta test our quality/cost initiative at selected customer sites and expect to be in a position to roll out a service offering based on this initiative during 2010.

Customers

Our Customers

Customers for our core service offering typically are multi-hospital systems, including faith-based or community healthcare systems, academic medical centers and independent clinics, and the physician practice groups affiliated with those systems. Our core service offering is best-suited for healthcare organizations in which substantial improvements can be realized through the full implementation of our solution. Our Accretive Direct service offering is targeted to hospitals with less than $250 million in annual net patient revenue. We seek to develop strategic, long-term relationships with our customers and focus on providers that we believe understand the value of our operating model and have demonstrated success in both the provision of healthcare services and the ability to achieve financial and operational results. In October 2004, Ascension Health became our founding customer. While Ascension Health is still our largest customer and we expect to continue to expand our presence beyond the hospitals we currently service within Ascension Health’s network, we are focusing our marketing efforts primarily on other healthcare providers and expect to continue to diversify our customer base. As of March 31, 2010, we provided our integrated revenue cycle service offerings to 21 customers representing 53 hospitals and $11.6 billion in annual net patient revenue, as well as physicians’ billing organizations associated with several of these customers. As of May 3, 2010, we provide our integrated revenue cycle service offerings to 22 customers representing 59 hospitals and $13.6 billion in annual net patient revenue, as well as physicians’ billing organizations associated with several of these customers.

We target seven market segments in the United States for our integrated revenue cycle service offering:

•	Academic Medical Centers and Ambulatory Clinics. Academic medical centers and ambulatory clinics, including related physician practices, represent approximately $120 billion in annual net patient revenue. This market segment offers attractive opportunities for us because of the significant size and patient volume of academic medical centers and ambulatory clinics (typically more than $1 billion each in net patient revenue) and the fragmented revenue cycle management operations of most physician practices. Our customers in this market segment include the Dartmouth-Hitchcock Medical Center and the Henry Ford Health System.

•	Catholic Community Healthcare Systems. Catholic community healthcare systems represented our initial target market segment and remain a primary focus for us. Catholic community healthcare systems manage approximately $62 billion in annual net patient revenue. Ascension Health is the nation’s largest Catholic and largest non-profit healthcare system, with a network of 78 hospitals and related healthcare facilities located in 20 states and the District of Columbia. We serve a number of hospitals and regional healthcare systems affiliated with Ascension Health.

•	Other Faith-Based Community Healthcare Systems. Drawing on our experience with the Catholic community healthcare system market, we also target the market for other faith-based community healthcare systems. Healthcare systems affiliated with other religious faiths manage approximately $42 billion in annual net patient revenue. We serve several regional healthcare systems in this market segment.

•	Not-for-Profit Community Hospitals. There are nearly 2,000 not-for-profit community hospitals, with a variety of affiliations that are not faith-based. Not-for-profit community hospitals, including integrated delivery networks, manage approximately $241 billion in annual net patient revenue. Fairview Health Services, which is an integrated delivery network, is one of our customers in this market segment, with six hospitals served.

•	Physicians’ Billing Organizations. Large physicians’ billing organizations represent more than $115 billion in annual net patient revenue. Our customer work in this market includes the billing activities involving several hundred physicians at the Dartmouth-Hitchcock Medical Center and the Henry Ford Health System.

•	For-Profit Hospital Systems. For-profit hospital systems manage approximately $80 billion in annual net patient revenue. This sector, although smaller than the not-for-profit sector, still represents a significant target market segment for our revenue cycle services. We currently serve one for-profit hospital as the result of the acquisition of a formerly non-profit hospital by a for-profit company in 2009.

•	Government-Owned Hospitals. Based on industry sources, each major metropolitan area in the United States has at least one large municipal or city-owned hospital system. We believe that this market segment represents approximately $95 billion in annual net patient revenue. We do not currently have any customers in this market segment.

We believe that the diversity of our customer base, ranging from not-for-profit community hospitals to large academic medical centers and healthcare systems, demonstrates our ability to adapt and apply our operating model to many different situations.

Customer Agreements

We provide our revenue cycle service offering pursuant to managed service contracts with our customers. In rendering our services, we must comply with customer policies and procedures regarding charity care, personnel, compliance and risk management as well as applicable federal, state and local laws and regulations. Generally, we are the exclusive provider of revenue cycle management services to our customers.

Our contracts are multi-year agreements and vary in length based on the customer. After the initial term of the agreement, our customer contracts automatically renew unless terminated by either party upon prior written notice.

In general, our managed service contracts provide that:

•	we assume responsibility for the management and cost of the customer’s revenue cycle operations, including the payroll and benefit costs associated with the customer’s employees conducting revenue cycle activities, and the agreements and costs associated with the related third-party services;

•	we are required to staff a sufficient number of our own employees on each customer’s premises and the technology necessary to implement and manage our services;

•	in general, the customer pays us base fees equal to a specified amount, subject to annual increases under an agreed-upon formula, and incentive fees based on achieving agreed-upon financial benchmarks;

•	the parties provide representations and indemnities to each other; and

•	the contracts are subject to termination by either party in the event of a material breach which is not cured by the breaching party.

See “Related Person Transactions — Transactions with Ascension Health — Customer Relationship” for more information regarding our master services agreement with Ascension Health.

Sales and Marketing

Our new business opportunities have historically been generated through high-level industry contacts of members of our senior management team and board of directors and positive references from existing customers. As we have grown, we have added senior sales executives and adopted a more institutional approach to sales and marketing that relies on systematic relationship building by all of our senior team members. Our sales process generally begins by engaging senior executives of the prospective hospital or healthcare system, typically followed by our assessment of the prospect’s existing revenue cycle operations and a review of the findings. We employ a standardized managed service contract that is designed to streamline the contract process and support a collaborative discussion of revenue cycle operation issues and our proposed working relationship. Our sales process typically requires six to twelve months from the introductory meeting to contract execution.

Technology

Technology Development

Our technology development organization operates out of various facilities in the United States and India. Our technology is developed in-house by Accretive Health employees, although at times we may supplant our technology development team with independent contractors, all of whom have assigned any resulting intellectual property rights to us. We use a rapid application development methodology in which new functionality and enhancements are released on a 30-day cycle, and minor functionality or “patch” work is released on a seven-day cycle. Based upon this schedule, we release approximately eleven technology offerings with new functionalities each year across each of the four principal portions of our customer-facing applications. All customer sites run the same base set of code. We use a beta-testing environment to develop and test new technology offerings at one or more customers, while keeping the rest of our customers on production-level code.

Our applications are deployed on a consistent architecture based upon an industry-standard Microsoft SQL*Server database and a “DotNetNuke” open source application architecture. This architecture provides a common framework for development, which in turn simplifies the development process and offers a common interface for end users. We believe the consistent look and feel of our architecture allows our customers and staff to begin using ongoing enhancements to our software suite quickly and easily.

We devote substantial resources to our development efforts and plan at a yearly, half-yearly, quarterly and release level. We employ a “value point” scoring system to assess the impact an enhancement will have on net revenue, costs, efficiency and customer satisfaction. The results of this value point system analysis are evaluated in conjunction with our overall corporate goals when making development decisions. In addition to our technology development team, our operations personnel play an integral role in setting technology priorities in support of their objective of keeping our software operating 24 hours a day, 7 days a week.

Technology Operations

Our applications are hosted in data centers located in Alpharetta, Georgia and Salt Lake City, Utah, and our internal financial application suite is hosted in a data center in Minneapolis, Minnesota. These data centers are operated for us by third parties and are SAS-70 compliant. Our development, testing and quality assurance environment is operated from our Alpharetta, Georgia data center, with a separate server room in Chicago, Illinois. We have agreements with our hardware and system software suppliers for support 24 hours a day, 7 days a week. Our operations personnel also use our resources located in our other U.S. facilities and in our India facilities.

Customers use high-speed Internet connections or private network connections to access our business applications. We utilize commercially available hardware and a combination of custom-developed and commercially available software. We designed our primary application in this manner to permit scalable growth. For example, database servers can be added without adding web servers, and vice versa. We believe that this architecture enables us to scale our operations effectively and efficiently.

Our databases and servers are backed-up in full on a weekly basis and undergo incremental back-ups nightly. Databases are also backed-up frequently by automatically shipping log files with accumulated changes to separate sets of back-up servers. In addition to serving as a back-up, these log files update the data in our online analytical processing engine, enabling the data to be more current than if only refreshed overnight. Data and information regarding our customers’ patients is encrypted when transmitted over the internet or traveling off-site on portable media such as laptops or backup tapes.

Customer system access requests are load-balanced across multiple application servers, allowing us to handle additional users on a per-customer basis without application changes. System utilization is monitored for capacity planning purposes.

Our software interacts with our customers’ software through a series of real-time and batch interfaces. We do not require changes to the customer’s core patient care delivery or financial systems. Instead of installing hardware or software in customer locations or data centers, we specify the information that a customer needs to extract from its existing systems in order to interface with our systems. This methodology enables our systems to operate with many combinations of customer systems, including custom and industry-standard implementations. We have successfully integrated our systems with 15 to 20 year old systems, with package and custom systems, and with major industry-standard products.

When these interfaces are in place, we provide a tool suite across the hospital revenue cycle. For our purposes, the revenue cycle starts when a patient registers for future service or arrives at a hospital or clinic for unscheduled service and ends when the hospital has collected all the appropriate revenue from all possible sources. Thus, we provide eligibility, address validation, skip tracing, charge capture, patient and payor follow-up, analytics and tracking, charge master management, contract modeling, contract “what if” analysis, collections and other functions throughout the front office, middle office and back office operations of a customer’s revenue cycle.

Because our databases run on industry-standard hardware and software, we are able to use all standard tools to develop, maintain and monitor our solution. Databases for one or more customers can run on a single database server with disk storage configured as a redundant array of inexpensive disks (RAID). In the event of a server failure, we have maintenance contracts in place that require the service provider to have the server back on-line in four hours or less, or we move the customer processing to another server. The RAID configuration protects against disk failures having an impact on our operations.

In the event that a combination of events causes a system failure, we typically can isolate the failure to one or a small number of customers. We believe that no combination of failures by our systems can impact a customer’s ability to deliver patient care, nor can any such failures prevent accurate accounting of customer finances because accounting functions are maintained on customer systems. In the past twelve months, our up-time has exceeded 99.45% of planned up-time.

Our data centers were designed to withstand many catastrophic events, such as blizzards and hurricanes. To protect against a catastrophic event in which our primary data center is completely destroyed and service cannot be restored within a few days, we store backups of our systems and databases off-site. In the event that we had to move operations to a different data center, we would re-establish operations by provisioning new servers, restoring data from the off-site backups and re-establishing connectivity with our customers’ host systems. Because our systems are web-based, no changes would need to be made on customer workstations, and customers would be able to reconnect as our systems became available again.

We monitor the response time of our application in a number of ways. We monitor the response time of individual transactions by customer and place monitors inside our operations and at key customer sites to run synthetic transactions that demonstrate our systems’ end-to-end responsiveness. Our hosting provider reports on responsiveness server-by-server and identifies potential future capacity issues. In addition, we survey key customers regarding system response time to make sure customer-specific conditions are not impacting performance of our tools.

Proprietary Software Suite

Our proprietary AHtoAccess software suite is composed of a broad range of integrated functional areas or domains. The “patient access”, “improving best possible”, “follow-up” and “measurement” domains utilize interdependent design and development paths and are an integral driver of value throughout our customers’ entire revenue cycle. These domains correspond to the front office, middle office and back office revenue cycle business processes described above.

•	The “patient access” domain is used during hospital employees’ first interactions with patients, either at the point of service in a hospital or in advance of a hospital visit during our pre-registration process. The domain uses a straightforward, consistent architecture.

•	The “improving best possible” domain is designed to facilitate top-line revenue improvements and bottom-line efficiency gains. The domain’s AHtoCharge tool is a rules-based engine that, with the oversight of a centralized team of nurse-auditors, automatically analyzes medical billing and coding data to identify inconsistencies that may delay or hinder collections.

•	The “follow-up” domain tracks unpaid claims and contacts with insurance companies, government organizations and other payors responsible for outstanding debts for past patient services. The domain also organizes previously unpaid claims using a proprietary risk-based algorithm.

•	The “measurement” domain integrates our functional domains by providing real-time metrics and insight into the operation of revenue cycle businesses. This application can be used to generate standard operational reports and allows the end user to review and analyze all of the micro-level data that supports the results found in these reports.

In addition to applications designed for use by our customers, we have developed proprietary software for use in our collections operations and measurement activity. To manage patient follow-up activities and the collection of patient debt, we use a combination of off-the-shelf telephony and campaign management software which analyzes critical data points to determine the optimum approach for collecting outstanding debts. Our measurement system enables a user to generate models for outstanding medical claims related to specific third-party payors and determine the maximum allowed reimbursement, based upon the hospital’s contract with each payor.

Competition

While we do not believe any single competitor offers a fully integrated, end-to-end revenue cycle management solution, we face competition from various sources.

The internal revenue cycle management staff of hospitals, who historically have performed the functions addressed by our services, in effect compete with us. Hospitals that previously have made investments in internally developed solutions sometimes choose to continue to rely on their own internal revenue cycle management staff.

We also currently compete with three categories of external participants in the revenue cycle market, most of which focus on small components of the hospital revenue cycle:

•	software vendors and other technology-supported revenue cycle management business process outsourcing companies, such as athenahealth, Eclipsys and MedAssets;

•	traditional consultants, either specialized healthcare consulting firms or healthcare divisions of large accounting firms, such as Deloitte Consulting and Huron Consulting; and

•	IT outsourcers, which typically are large, non-healthcare focused business process outsourcing and information technology outsourcing firms, such as Perot Systems and Computer Science Corporation/First Consulting.

We believe that competition for revenue cycle management services is based primarily on the following factors:

•	knowledge and understanding of the complex healthcare payment and reimbursement system in the United States;

•	a track record of delivering revenue improvements and efficiency gains for hospitals and healthcare systems;

•	the ability to deliver a solution that is fully-integrated along each step of a hospital’s revenue cycle operations;

•	cost-effectiveness, including the breakdown between up-front costs and pay-for-performance incentive compensation;

•	reliability, simplicity and flexibility of the technology platform;

•	understanding of the healthcare industry’s regulatory environment; and

•	sufficient infrastructure and financial stability.

We believe that we compete effectively based upon all of these criteria. We also believe that several aspects of our business model differentiate us from our competitors:

•	our solution does not require any up-front cash investment from customers and we do not charge hourly or licensing fees for our services;

•	we serve only healthcare providers and do not provide services to third-party payors; and

•	we focus on delivering significant and sustainable revenue cycle improvements rather than one-time cost reductions only.

Nonetheless, we operate in a growing and attractive market with a steady stream of new entrants. Although we believe that there are barriers to replicating our end-to-end revenue cycle solution, we expect competition to intensify in the future. Other companies may develop superior or more economical service offerings that hospitals could find more attractive than our offerings. Moreover, the regulatory landscape may shift in a direction that is more strategically advantageous to existing and future companies.

Government Regulation

The customers we serve are subject to a complex array of federal and state laws and regulations. These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. We devote significant efforts, through training of personnel and monitoring, to establish and maintain compliance with all regulatory requirements that we believe are applicable to our business and the services we offer.

Government Regulation of Health Information

Privacy and Security Regulations.  The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it, which we collectively refer to as HIPAA, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. HIPAA prohibits a covered entity from using or disclosing an individual’s protected health information unless the use or disclosure is authorized by the individual or is specifically required or permitted under HIPAA. Under HIPAA, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf.

HIPAA applies to covered entities, such as healthcare providers that engage in HIPAA-defined standard electronic transactions, health plans and healthcare clearinghouses, as well as “business associates” that perform functions on behalf or provide services to covered entities. Most of our customers are covered entities and we are a business associate to many of those customers under HIPAA as a result of our contractual obligations to perform certain functions on behalf of and provide certain services to those customers. In order to provide customers with services that involve the use or disclosure of protected health information, HIPAA requires our customers to enter into business associate agreements with us so that certain HIPAA requirements would be applied to us as contractual commitments. Such agreements must, among other things, provide adequate written assurances:

•	as to how we will use and disclose the protected health information;

•	that we will implement reasonable administrative, physical and technical safeguards to protect such information from misuse;

•	that we will enter into similar agreements with our agents and subcontractors that have access to the information;

•	that we will report security incidents and other inappropriate uses or disclosures of the information; and

•	that we will assist the customer with certain of its duties under HIPAA.

Transaction Requirements.  In addition to privacy and security requirements, HIPAA also requires that certain electronic transactions related to healthcare billing be conducted using prescribed electronic formats. For example, claims for reimbursement that are transmitted electronically to payors must comply with specific formatting standards, and these standards apply whether the payor is a government or a private entity. We are contractually required to structure and provide our services in a way that supports our customers’ HIPAA compliance obligations.

Data Security and Breaches.  In recent years, there have been well-publicized data breach incidents involving the improper dissemination of personal health and other information of individuals, both within and outside of the healthcare industry. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to data breach incidents, such as providing prompt notification of the breach to affected individuals and government authorities. In many cases, these laws are limited to electronic data, but states are increasingly enacting or considering stricter and broader requirements. In

February 2009, HIPAA was amended by the Health Information Technology for Economic and Clinical Health, or HITECH, Act to impose certain of the HIPAA privacy and security requirements directly upon business associates. Business associates are also required to notify covered entities, which in turn are required to notify affected individuals and government authorities of data security breaches involving unsecured protected health information. In addition, the U.S. Federal Trade Commission, or FTC, has prosecuted some data breach cases as unfair and deceptive acts or practices under the Federal Trade Commission Act. We have implemented and maintain physical, technical and administrative safeguards intended to protect all personal data and have processes in place to assist us in complying with applicable laws and regulations regarding the protection of this data and properly responding to any security incidents.

State Laws.  In addition to HIPAA, most states have enacted patient confidentiality laws that protect against the unauthorized disclosure of confidential medical information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we must comply with them even though they may be subject to different interpretations by various courts and other governmental authorities.

Other Requirements.  In addition to HIPAA, numerous other state and federal laws govern the collection, dissemination, use, access to and confidentiality of individually identifiable health and other information and healthcare provider information. The FTC has issued and several states have issued or are considering new regulations to require holders of certain types of personally identifiable information to implement formal policies and programs to prevent, detect and mitigate the risk of identity theft and other unauthorized access to or use of such information. Further, the U.S. Congress and a number of states have considered or are considering prohibitions or limitations on the disclosure of medical or other information to individuals or entities located outside of the United States.

Government Regulation of Reimbursement

Our customers are subject to regulation by a number of governmental agencies, including those that administer the Medicare and Medicaid programs. Accordingly, our customers are sensitive to legislative and regulatory changes in, and limitations on, the government healthcare programs and changes in reimbursement policies, processes and payment rates. During recent years, there have been numerous federal legislative and administrative actions that have affected government programs, including adjustments that have reduced or increased payments to physicians and other healthcare providers and adjustments that have affected the complexity of our work. For example, the federal healthcare reform legislation that was enacted in March 2010 may reduce reimbursement for some healthcare providers, increase reimbursement for others (including primary care physicians) and create various value and quality-based reimbursement incentives. It is possible that the federal or state governments will implement additional reductions, increases or changes in reimbursement in the future under government programs that adversely affect our customer base or our cost of providing our services. Any such changes could adversely affect our own financial condition by reducing the reimbursement rates of our customers.

Fraud and Abuse Laws

A number of federal and state laws, generally referred to as fraud and abuse laws, apply to healthcare providers, physicians and others that make, offer, seek or receive referrals or payments for products or services that may be paid for through any federal or state healthcare program and in some instances any private program. Given the breadth of these laws and regulations, they may affect our business, either directly or because they apply to our customers. These laws and regulations include:

Anti-Kickback Laws.  There are numerous federal and state laws that govern patient referrals, physician financial relationships, and inducements to healthcare providers and patients. The federal healthcare anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Courts have construed this anti-kickback law to mean that a financial arrangement may violate this law if any one of the purposes of an arrangement is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. There are several limited exclusions known as safe harbors that may protect some arrangements from enforcement penalties. These safe harbors have very limited application. Penalties for federal anti-kickback violations can be severe, and include imprisonment, criminal fines, civil money penalties with triple damages and exclusion from participation in federal healthcare programs. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to induce referrals, and some of these state laws are applicable to all patients regardless of whether the patient is covered under a governmental health program or private health plan.

False or Fraudulent Claim Laws.  There are numerous federal and state laws that forbid submission of false information or the failure to disclose information in connection with the submission and payment of provider claims for reimbursement. In some cases, these laws also forbid abuse of existing systems for such submission and payment, for example, by systematic over treatment or duplicate billing of the same services to collect increased or duplicate payments.

In particular, the federal False Claims Act, or FCA, prohibits a person from knowingly presenting or causing to be presented a false or fraudulent claim for payment or approval by an officer, employee or agent of the United States. The FCA also prohibits a person from knowingly making, using, or causing to be made or used a false record or statement material to such a claim. The FCA was amended on May 20, 2009 by the Fraud Enforcement and Recovery Act of 2009, or FERA. Following the FERA amendments, the FCA’s “reverse false claim” provision also creates liability for persons who knowingly conceal an overpayment of government money or knowingly and improperly retain an overpayment of government funds. In addition, the federal healthcare reform legislation that was enacted in March 2010 requires providers to report and return overpayments and to explain the reason for the overpayment in writing within 60 days of the date on which the overpayment is identified, and the failure to do so is punishable under the FCA. Violations of the FCA may result in treble damages, significant monetary penalties, and other collateral consequences including, potentially, exclusion from participation in federally funded healthcare programs. The scope and implications of the FERA amendments have yet to be fully determined or adjudicated and as a result it is difficult to predict how future enforcement initiatives may impact our business.

In addition, under the Civil Monetary Penalty Act of 1981, the Department of Health and Human Services Office of Inspector General has the authority to impose administrative penalties and assessments against any person, including an organization or other entity, who knowingly presents, or causes to be presented, to a state or federal government employee or agent certain false or otherwise improper claims.

Stark Law and Similar State Laws.  The Ethics in Patient Referrals Act, known as the Stark Law, prohibits certain types of referral arrangements between physicians and healthcare entities and thus applies to our customers. Physicians are prohibited from referring patients for certain designated health services reimbursed under federally-funded programs to entities with which they or their immediate family members have a financial relationship or an ownership interest, unless such referrals fall within a specific exception. Violations of the statute can result in civil monetary penalties and/or exclusion from the Medicare and Medicaid programs. Furthermore, reimbursement claims for care rendered under forbidden referrals violate the Stark Law and may be deemed false or fraudulent, resulting in liability under other fraud and abuse laws. Any such violations by, and penalties and exclusions imposed upon, our customers could adversely affect their financial condition and, in turn, could adversely affect our own financial condition.

Laws in many states similarly forbid billing based on referrals between individuals and/or entities that have various financial, ownership or other business relationships. These laws vary widely from state to state.

Laws Limiting Assignment of Reimbursement Claims

Various federal and state laws, including Medicare and Medicaid, forbid or limit assignments of claims for reimbursement from government funded programs. Some of these laws limit the manner in which business service companies may handle payments for such claims and prevent such companies from charging their provider customers on the basis of a percentage of collections or charges. We do not believe that the services we provide our customers result in an assignment of claims for the Medicare or Medicaid reimbursements for purposes of federal healthcare programs. Any determination to the contrary, however, could adversely affect our ability to be paid for the services we provide to our customers, require us to restructure the manner in which we are paid, or have further regulatory consequences.

Emergency Medical Treatment and Active Labor Act

The federal Emergency Medical Treatment and Active Labor Act, or EMTALA, was adopted by the U.S. Congress in response to reports of a widespread hospital emergency room practice of “patient dumping”. At the time of EMTALA’s enactment, patient dumping was considered to have occurred when a hospital capable of providing the needed care sent a patient to another facility or simply turned the patient away based on such patient’s inability to pay for his or her care. EMTALA imposes requirements as to the care that must be provided to anyone who seeks care at facilities providing emergency medical services. In addition, the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services has issued final regulations clarifying those areas within a hospital system that must provide emergency treatment, procedures to meet on-call requirements, as well as other requirements under EMTALA. Sanctions for failing to fulfill these requirements include exclusion from participation in the Medicare and Medicaid programs and civil monetary penalties. In addition, the law creates private civil remedies that enable an individual who suffers personal harm as a direct result of a violation of the law to sue the offending hospital for damages and equitable relief. A hospital that suffers a financial loss as a direct result of another participating hospital’s violation of the law also has a similar right.

EMTALA generally applies to our customers, and we assist our customers with the intake of their patients. Although we believe that our customers’ patient intake practices are in compliance with the law and applicable regulations, we cannot be certain that governmental officials responsible for enforcing the law or others will not assert that we or our customers are in violation of these laws nor what obligations may be imposed by regulations to be issued in the future.

Regulation of Debt Collection Activities

The federal Fair Debt Collection Practices Act, or FDCPA, regulates persons who regularly collect or attempt to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. Certain of our accounts receivable activities may be subject to the FDCPA. The FDCPA establishes specific guidelines and procedures that debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. Further, it prohibits harassment or abuse by debt collectors, including the threat of violence or criminal prosecution, obscene language or repeated telephone calls made with the intent to abuse or harass. The FDCPA also places restrictions on communications with individuals other than consumer debtors in connection with the collection of any consumer debt and sets forth specific procedures to be followed when communicating with such third parties for purposes of obtaining location information about the consumer. In addition, the FDCPA contains various notice and disclosure requirements and prohibits unfair or misleading representations by debt collectors. Finally, the FDCPA imposes certain limitations on lawsuits to collect debts against consumers.

Debt collection activities are also regulated at state level. Most states have laws regulating debt collection activities in ways that are similar to, and in some cases more stringent than, the FDCPA. In addition, some states require debt collection companies to be licensed. In all states where we operate, we believe that we currently hold all required state licenses or are pursuing a license, or are exempt from licensing.

We are also subject to the Fair Credit Reporting Act, or FCRA, which regulates consumer credit reporting and which may impose liability on us to the extent that the adverse credit information reported on a consumer to a credit bureau is false or inaccurate. State law, to the extent it is not preempted by the FCRA, may also impose restrictions or liability on us with respect to reporting adverse credit information.

The FTC has the authority to investigate consumer complaints relating to the FDCPA and the FCRA, and to initiate or recommend enforcement actions, including actions to seek monetary penalties. State officials typically have authority to enforce corresponding state laws. In addition, affected consumers may bring suits, including class action suits, to seek monetary remedies (including statutory damages) for violations of the federal and state provisions discussed above.

Regulation of Credit Card Activities

We accept payments by credit cards from patients of our customers. Various federal and state laws impose privacy and information security laws and regulations with respect to the use of credit cards. If we fail to comply with these laws and regulations or experience a credit card security breach, our reputation could be damaged, possibly resulting in lost future business, and we could be subjected to additional legal or financial risk as a result of non-compliance.

Foreign Regulations

Our operations in India are subject to additional regulations by the government of India. These include Indian federal and local corporation requirements, restrictions on exchange of funds, employment-related laws and qualification for tax status.

Intellectual Property

We rely upon a combination of patent, trademark, copyright and trade secret laws and contractual terms and conditions to protect our intellectual property rights, and have sought patent protection for aspects of our key innovations.

We have been issued one U.S. patent and filed four additional U.S. patent applications aimed at protecting the four domains of our AHtoAccess software suite: patient access, improving best possible, follow-up and measurement. See “Business — Technology — Proprietary Software Suite” for more information. Legal standards relating to the validity, enforceability and scope of protection of patents can be uncertain. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Our patent applications may not result in the grant of patents with the scope of the claims that we seek, if at all, or the scope of the granted claims may not be sufficiently broad to protect our products and technology. Our one issued patent or any patents that may be granted in the future from pending or future applications may be opposed, contested, circumvented, designed around by a third party or found to be invalid or unenforceable. Third parties may develop technologies that are similar or superior to our proprietary technologies, duplicate or otherwise obtain and use our proprietary technologies or design around patents owned or licensed by us. If our technology is found to infringe any patent or other intellectual property right held by a third party, we could be prevented from providing our service offerings and subject us to significant damage awards.

We also rely in some circumstances on trade secrets to protect our technology. We control access to and the use of our application capabilities through a combination of internal and external controls, including contractual protections with employees, customers, contractors and business partners. We license some of our software through agreements that impose specific restrictions on customers’ ability to use the software, such as prohibiting reverse engineering and limiting the use of copies. We also require employees and contractors to sign non-disclosure agreements and invention assignment agreements to give us ownership of intellectual property developed in the course of working form us.

On occasion, we incorporate third-party commercial or open source software products into our technology platform. Although we prefer to develop our own technology, we periodically employ third-party software in order to simplify our development and maintenance efforts, provide a “commodity” capability, support our own technology infrastructure or test a new capability.

Employees

As of March 31, 2010, we had 1,802 full-time employees, including 212 engaged in technology development and deployment, as well as 172 part-time employees. None of our employees is represented by a labor union and we consider our current employee relations to be good.

Our operations employees are required to participate in our “operator academy” and “revenue cycle academy”, consisting of multiple training sessions each year. Our ongoing training and executive learning programs are modeled after the practices of companies that we believe have reputations for service excellence. In addition, all of our employees undergo mandatory HIPAA training.

As of March 31, 2010, pursuant to managed service contracts, we also managed approximately 6,300 revenue cycle staff persons who are employed by our customers. We have the right to control and direct the work activities of these staff persons and are responsible for paying their compensation out of the base fees paid to us by our customers, but these staff persons are considered employees of our customers for all purposes.

Facilities

As of March 31, 2010, our corporate headquarters occupy approximately 28,000 square feet in Chicago, Illinois under a lease expiring on various dates in 2013 and 2014. We intend to exercise our option to rent approximately 22,000 square feet of additional office space on an adjacent floor, starting June 1, 2010, and will have the option to concurrently return approximately 6,500 square feet of office space on a non-adjacent floor. Assuming we do not return the 6,500 square feet of office space, the lease for all 50,000 square feet will be extended until ten years and 90 days after the date we take possession of the additional 22,000 square feet of office space. In addition, after the landlord provides this additional office space, we will have an option to lease at least 50% of the rentable space on another floor in the same building. We also have rights of first offer on other space in the same building.

As of March 31, 2010, we also leased facilities in Jupiter, Florida; Kalamazoo, Michigan and Cape Girardeau, Missouri; and near New Delhi, India. Pursuant to our master services agreement with Ascension Health and the managed service contracts between us and our customers, we occupy space on-site at all hospitals where we provide our revenue cycle management services. We do not pay customers for our use of space provided by them. In general, we are not permitted to provide services to one customer from another customer’s site.

We believe that our current facilities are sufficient for our current needs. We intend to add new facilities or expand existing facilities as we add employees or expand our geographic markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we have been and may again become involved in legal or regulatory proceedings arising in the ordinary course of our business. We are not presently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, their current positions and their ages as of April 30, 2010 are set forth below:

Name	Age	Position(s)

Mary A. Tolan	49	Founder, President and Chief Executive Officer, Director
John T. Staton	49	Chief Financial Officer and Treasurer
Etienne H. Deffarges	52	Executive Vice President
Gregory N. Kazarian	47	Senior Vice President
J. Michael Cline(1)	50	Founder and Chairman of the Board
Edgar M. Bronfman, Jr.(1)(3)	54	Director
Steven N. Kaplan(2)(3)	50	Director
Denis J. Nayden(1)	56	Director
George P. Shultz(3)	89	Director
Arthur H. Spiegel, III(1)	70	Director
Mark A. Wolfson(2)	57	Director

(1)	Member of compensation committee.

(2)	Member of audit committee.

(3)	Member of nominating and corporate governance committee.

Mary A. Tolan, a founder of Accretive Health, has served as our president and chief executive officer and a director since November 2003. Prior to joining our company, Ms. Tolan spent 21 years at Accenture Ltd, a leading global management consulting, technology services and outsourcing company. At Accenture, Ms. Tolan served in several leadership roles, including group chief executive for the resources operating group that had approximately $2 billion in annual revenue, and as a member of Accenture’s executive committee and management committee. She serves on the board of trustees of the University of Chicago, Loyola University and the Lyric Opera of Chicago.

John T. Staton has served as our chief financial officer and treasurer since September 2005. Mr. Staton was with Accenture for 16 years before joining our company. From 2004 to 2005, Mr. Staton led the business consulting practice within Accenture’s North American products practice. Prior to this role, he was a partner in Accenture’s global retail practice. Before joining Accenture, Mr. Staton held positions in General Electric’s manufacturing management program and Hewlett-Packard’s sales and channel marketing organizations.

Etienne H. Deffarges has served as our executive vice president since April 2004. From 1999 until joining our company, Mr. Deffarges was a partner at Accenture, most recently serving as managing partner for its global utilities industry group, and as a member of its executive committee. Prior to joining Accenture, Mr. Deffarges spent 14 years at Booz Allen Hamilton Inc., a strategy and technology consulting firm, including serving as a senior partner and global practice leader of the energy, chemicals and pharmaceuticals practice from 1994 to 1999 and as a member of its executive committee.

Gregory N. Kazarian has served as our senior vice president since January 2004, and until November 2009 was also our general counsel and secretary. Prior to joining our company, Mr. Kazarian was with the law firm Pedersen & Houpt, P.C. for 16 years, where he handled employment, intellectual property, creditors’ rights, dispute resolution and outsourcing matters.

J. Michael Cline, a founder of Accretive Health, has been a member of our board of directors since August 2003 and has served as chairman of the board since July 2009. Mr. Cline has served as the founding managing partner of Accretive, LLC, a private equity firm, since founding that firm in

December 1999. From 1989 to 1999, Mr. Cline served as a general partner of General Atlantic Partners, LLC, a private equity firm. Mr. Cline serves on the boards of several privately-held companies. He also serves on the advisory board of the Harvard Business School Rock Center for Entrepreneurship, on the board of the National Fish and Wildlife Foundation and as a trustee of Panthera, an organization devoted to the preservation of the world’s wild cat species where he also chairs Panthera’s Tigers Forever initiative.

Edgar M. Bronfman, Jr. has been a member of our board of directors since October 2006. Mr. Bronfman has served as chairman and chief executive officer of Warner Music Group since March 2004. Before joining Warner Music Group, Mr. Bronfman served as chairman and chief executive officer of Lexa Partners LLC, a management venture capital group which he founded in April 2002. Mr. Bronfman was vice chairman of the board of directors of Vivendi Universal, S.A. from December 2000 until December 2003 and also served as an executive officer of Vivendi from December 2000 until December 2001. Prior to the formation of Vivendi, Mr. Bronfman served as president and chief executive officer of The Seagram Company Ltd. from June 1994 until December 2000 and as president and chief operating officer of Seagram from 1989 until June 1994. Mr. Bronfman is a director of IAC/InterActiveCorp, a publicly-held operator of Internet businesses. Mr. Bronfman is also a member of the board of trustees of the New York University Medical Center and the board of governors of the Joseph H. Lauder Institute of Management and International Studies at the University of Pennsylvania. He also is a general partner of Accretive, LLC, a private equity firm.

APPAC, a minority shareholder group of Vivendi Universal, initiated an inquiry in the Paris Court of Appeal into various issues relating to Vivendi, including Vivendi’s financial disclosures, the appropriateness of executive compensation, and trading in Vivendi stock by certain individuals previously associated with Vivendi. The inquiry has encompassed certain trading by Mr. Bronfman in Vivendi stock. Several individuals, including Mr. Bronfman and the former CEO, CFO and COO of Vivendi, had been given the status of “mis en examen” in connection with the inquiry. Although there is no equivalent to “mis en examen” in the U.S. system of jurisprudence, it is a preliminary stage of proceedings that does not entail any filing of charges. In January 2009, the Paris public prosecutor formally recommended that no charges be filed and that Mr. Bronfman not be referred for trial. On October 22, 2009, the investigating magistrate rejected the prosecutor’s recommendation and released an order referring for trial Mr. Bronfman and six other individuals, including the former CEO, CFO and COO of Vivendi. While the inquiry encompassed various issues, Mr. Bronfman has been referred for trial solely with respect to certain trading in Vivendi stock. The trial is currently scheduled to take place during June 2010. The outcome of any subsequent proceedings with respect to Mr. Bronfman is uncertain at this time. Mr. Bronfman believes that his trading in Vivendi stock was at all times proper.

Steven N. Kaplan has been a member of our board of directors since July 2004. Since 1988, Mr. Kaplan has served as a professor at the University of Chicago Booth School of Business, where he currently is the Neubauer Family Professor of Entrepreneurship and Finance and serves as the faculty director of the Polsky Center for Entrepreneurship. Mr. Kaplan also serves as a director of Morningstar, Inc., a publicly-held provider of independent investment research, and on the boards of trustees of the Columbia Acorn Trust and Wanger Asset Trust.

Denis J. Nayden has been a member of our board of directors since October 2003 and served as co-chairman of our board until July 2009. Mr. Nayden has served as a managing partner of Oak Hill Capital Management, LLC, a private equity firm, since 2003. From 2000 to 2002, he was chairman and chief executive officer of GE Capital Corporation, the financing unit of General Electric Company, and prior to that had a 25-year tenure at General Electric. Mr. Nayden is a director of Genpact Limited, a publicly-held global provider of business process services; RSC Holdings Inc., a publicly-held equipment rental provider; and several privately-held companies. He also serves on the board of trustees of the University of Connecticut.

George P. Shultz has been a member of our board of directors since April 2005. Mr. Shultz has had a distinguished career in government, academia and business. He has served as the Thomas W. and Susan B. Ford Distinguished Fellow at the Hoover Institution of Stanford University since 1991. Mr. Shultz served as United States Secretary of State from 1982 until 1989, chairman of the President’s Economic Policy Advisory Board from 1981 until 1982, United States Secretary of the Treasury and Chairman of the Council on Economic Policy from 1972 until 1974, Director of the Office of Management and Budget from 1970 to 1972, and United States Secretary of Labor from 1969 until 1970. From 1948 to 1957, Mr. Shultz taught at MIT, taking a year’s leave of absence in 1955 to serve as a senior staff economist on the President’s Council of Economic Advisors during the Eisenhower administration. He then taught from 1957 to 1969 at Stanford University and the University of Chicago Graduate School of Business, where he also served as Dean for six years. From 1974 to 1982, Mr. Shultz was president and a director of Bechtel Group, Inc., a privately-held global leader in engineering, construction and project management. Among numerous honors, Mr. Shultz was awarded the Medal of Freedom, the nation’s highest civilian honor, in 1989, and holds honorary degrees from more than a dozen universities. He also chairs the Governor of California’s Economic Advisory Board and the J.P. Morgan Chase International Council; serves as Advisory Council Chair of the Precourt Energy Efficiency Center at Stanford University; chairs the MIT Energy Initiative External Advisory Board; and serves on the board of directors of Fremont Group, L.L.C., a private investment firm.

Arthur H. Spiegel, III has been a member of our board of directors since October 2003 and served as co-chairman of our board until July 2009. Since 2002, Mr. Spiegel has been a private investor. From 1996 until 2002, Mr. Spiegel was President of CSC Healthcare Group, which offered consulting, system integration, claims processing software and business process and IT outsourcing services to the healthcare industry. Mr. Spiegel founded APM Management Consultants, a healthcare consulting firm, in 1974 and served as its CEO until it was acquired by Computer Science Corporation in 1996. He serves on the boards of several privately-held companies.

Mark A. Wolfson has been a member of our board of directors since October 2003. Mr. Wolfson has served as a managing partner of Oak Hill Capital Management, LLC, a private equity firm, since 1998, and is a founding managing partner of Oak Hill Investment Management, L.P. Mr. Wolfson has been on the faculty of the Stanford University Graduate School of Business since 1977, has served as its associate dean, and has held the title of consulting professor since 2001. He has been a research associate of the National Bureau of Economic Research since 1988 and serves on the executive committee of the Stanford Institute for Economic Policy Research. Mr. Wolfson is a director of eGain Communications Corporation, a publicly-held provider of multi-channel customer service and knowledge management software; Financial Engines, Inc., a publicly-held provider of portfolio management and retirement services and investment advice; and several privately-held companies. He is also an advisor to the investment committee of the William and Flora Hewlett Foundation.

Board Composition

Our board of directors currently consists of eight members, all of whom were elected as directors pursuant to a stockholders’ agreement that we have entered into with holders of our convertible preferred stock. Upon the closing of this offering, the board voting arrangements contained in the stockholders’ agreement will terminate and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. There are no family relationships among any of our directors or executive officers.

In accordance with the terms of our restated certificate of incorporation and amended and restated by-laws, our board of directors is divided into three classes, each of which consists, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors and each of whose members serve for staggered three-year terms. As a result, only one class of our board of directors will be elected each year. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. The members of the classes are as follows:

•	the class I directors are Ms. Tolan and Messrs. Cline and Nayden, and their term expires at the annual meeting of stockholders to be held in 2011;

•	the class II directors are Messrs. Bronfman, Kaplan and Shultz, and their term expires at the annual meeting of stockholders to be held in 2012; and

•	the class III directors are Messrs. Spiegel and Wolfson, and their term expires at the annual meeting of stockholders to be held in 2013.

Our restated certificate of incorporation and restated by-laws provide that the authorized number of directors may be changed only by resolution of the board of directors. Our restated certificate of incorporation and restated by-laws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Pursuant to the corporate governance listing standards of the New York Stock Exchange, a director employed by us cannot be deemed to be an “independent director”, and consequently Ms. Tolan is not an independent director. In addition, in accordance with the NYSE corporate governance listing standards, each other director will qualify as “independent” only if our board of directors affirmatively determines that he or she has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Our board of directors has affirmatively determined that each of Messrs. Bronfman, Cline, Kaplan, Nayden, Shultz, Spiegel and Wolfson is “independent” in accordance with Section 303A.02(b) of the NYSE Listed Company Manual. In making this determination, our board of directors considered the percentage of our common stock owned by an entity affiliated with Accretive, LLC, of which Mr. Cline is the founding managing partner and Mr. Bronfman is a general partner, and the percentage of our common stock owned by FW Oak Hill Accretive Healthcare Investors, L.P., of which Messrs. Nayden and Wolfson are limited partners. Our board also considered that Messrs. Nayden and Wolfson are managing partners of Oak Hill Capital Management, LLC, an entity associated with FW Oak Hill Accretive Healthcare Investors, L.P., and that Mr. Wolfson is a managing partner of Oak Hill Investment Management, L.P., another entity associated with FW Oak Hill Accretive Healthcare Investors, L.P., and a Vice President and Assistant Secretary of Group VI 31, LLC, the general partner of FW Oak Hill Accretive Healthcare Investors, L.P. See “Principal and Selling Stockholders”.

All of the members of the board’s three standing committees described below are independent as defined under the rules of the New York Stock Exchange.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board of directors. Copies of each committee’s charter are posted on the Investor Relations section of our website.

Audit Committee

The members of our audit committee are Messrs. Kaplan (chair) and Wolfson. Our board of directors has determined that each of the members of our audit committee satisfy the requirements for financial literacy under the current requirements of the New York Stock Exchange and rules and regulations. Within 12 months after this offering, we intend to appoint a third member to our audit committee, who will replace Mr. Kaplan as chair, to be an “audit committee financial expert”, as defined by SEC rules, and satisfy the financial sophistication requirements of the New York Stock Exchange. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements.

The audit committee’s responsibilities include:

•	appointing, evaluating, retaining, terminating the engagement of, setting the compensation of and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including the receipt and consideration of reports from the firm and reviewing with the firm audit problems, internal control issues and other accounting and financial reporting matters;

•	coordinating the board’s oversight of our internal control over financial reporting, disclosure controls and procedures, code of business conduct and ethics, and internal audit function;

•	establishing procedures for the receipt, retention and treatment of accounting related complaints and concerns;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	periodically meeting separately with our independent registered public accounting firm, management and internal auditors;

•	discussing generally the type and presentation of information to be disclosed in our earnings press releases, as well as financial information and earnings guidance provided to analysts, rating agencies and others;

•	reviewing our policies and procedures for approving and ratifying related person transactions, including our related person transaction policy;

•	establishing policies regarding the hiring of employees or former employees of our independent registered public accounting firm;

•	discussing our policies with respect to risk assessment and risk management;

•	preparing the audit committee report required by SEC rules;

•	in coordination with the compensation committee, evaluating our senior financial management; and

•	at least annually, evaluating its own performance.

All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

The members of our compensation committee are Messrs. Nayden (chair), Bronfman, Cline and Spiegel. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. The compensation committee’s responsibilities include:

•	approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed from time to time by the board of directors), determining and approving our chief executive officer’s compensation;

•	reviewing in consultation with our chief executive officer, and approving or making recommendations to the board of directors with respect to, compensation of our executive officers (other than our chief executive officer);

•	overseeing the evaluation of our senior executives, in consultation with our chief executive officer in the case of all senior executives other than the chief executive officer and in conjunction with the audit committee in the case of our senior financial management;

•	reviewing and making recommendations to the board of directors with respect to incentive-compensation and equity-based plans that are subject to board approval;

•	administering our equity incentive plans, including the authority to delegate to one or more of our executive officers the power to grant options or other stock awards to employees who are not directors or executive officers of our company, but only if consistent with the requirements of the applicable plan and law;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis required by SEC rules;

•	preparing the compensation committee report required by SEC rules; and

•	at least annually, evaluating its own performance.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Shultz (chair), Bronfman and Kaplan. The nominating and corporate governance committee’s responsibilities include:

•	recommending to the board of directors the persons to be nominated for election as directors or to fill vacancies on the board of directors, and to be appointed to each of the board’s committees;

•	applying the criteria for selecting directors approved by the board, and annually reviewing with the board the requisite skills and criteria for new board members as well as the composition of the board of directors as a whole;

•	developing and recommending to the board corporate governance guidelines applicable to our company;

•	overseeing an annual evaluation of the board of directors;

•	at the request of the board of directors, reviewing and making recommendations to the board relating to management succession planning; and

•	at least annually, evaluating its own performance.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. A copy of these guidelines is posted on the Investor Relations section of our website. These guidelines, which provide a framework for the conduct of the board’s business, are expected to provide that:

•	the board’s principal responsibility is to oversee the management of Accretive Health;

•	directors have an obligation to become and remain informed about our company and business;

•	directors are responsible for determining that effective systems are in place for periodic and timely reporting to the board on important matters concerning our company;

•	directors are responsible for attending board meetings and meetings of committees on which they serve;

•	a majority of the members of the board of directors shall be independent directors;

•	each director must limit the number of other public company boards on which he or she serves so that he or she is able to devote adequate time to his or her duties to Accretive Health, including preparing for and attending meetings;

•	the non-management directors meet in executive session at least semi-annually;

•	directors have full and free access to officers and employees of our company, and the right to hire and consult with independent advisors at our expense;

•	new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

•	at least annually, the board of directors and its committees will conduct self-evaluations to determine whether they are functioning effectively.

Code of Business Conduct and Ethics

Our board of directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code of business conduct and ethics is posted on the Investor Relations section of our website.

Director Compensation

Since our company was formed, we have not paid cash compensation to any director for his or her service as a director. However, non-employee directors are reimbursed for reasonable travel and other expenses incurred in connection with attending our board and committee meetings.

In the past, we have granted restricted stock and options to purchase shares of our common stock to our non-employee directors who are not affiliated with our 5% stockholders. We did not grant any restricted stock or options to purchase shares of our common stock to our non-employee directors during our fiscal year ended December 31, 2009. Ms. Tolan has never received any compensation in connection with her service as a director.

In anticipation of becoming a public company, we adopted the following director compensation plan for non-employee directors in November 2009. These arrangements will become effective upon the completion of this offering, except for the option grants made on February 3, 2010 as described below.

Cash Compensation.  Each non-employee director will receive a $60,000 annual retainer. The chairs of the board of directors and the audit committee will receive an additional annual retainer of $20,000, and the chairs of the compensation committee and the nominating and corporate governance committee will receive an additional annual retainer of $10,000. There are no additional fees for attending board or board committee meetings. Cash fees will be paid quarterly in arrears to the non-employee directors who were serving as directors at the end of the quarter.

In lieu of cash fees, non-employee directors may elect to receive fully-vested options to purchase shares of our common stock. Elections must be received by the 75th day of a quarter and will apply to all subsequent quarterly cash fees until a new election is received. Such options will be granted on the first trading day of each quarter with respect to the fees payable for the preceding quarter, and the exercise price will equal the fair market value of the common stock on the date of grant. The number of shares subject to such options will be calculated by dividing the dollar amount of the cash fees for the quarter by the Black-Scholes option value we used for purposes of determining the share-based compensation expense that we recognized for financial statement reporting purposes in that quarter.

Stock Options.  On February 3, 2010, each current non-employee director (Messrs. Bronfman, Cline, Kaplan, Nayden, Shultz, Spiegel and Wolfson) was granted a stock option to purchase 52,265 shares of common stock at an exercise price of $14.71 per share (the fair value of our common stock as of such date, as determined by the board of directors). These options vest in four equal annual installments, based on continued service as a director, and can be exercised immediately upon grant, provided that upon exercise the shares issued are subject to the same vesting and repurchase provisions that applied before exercise.

The number of shares of common stock subject to the stock option granted to each non-employee director on February 3, 2010 was selected by our board of directors based on the recommendation of the compensation committee and the input of the independent consulting firm referenced below under the “Competitive Market Data and Use of Compensation Consultants”. These option grants reflect the board’s view, based on its business judgment and collective experience as well as the input of the independent consulting firm, that the market value for compensation for service as a non-employee is $130,000 per year. These grants also reflect the board’s view that a longer term grant provides a better correlation with the interests of stockholders and, as a result, these grants vest over four years based on continued service as a director. The number of shares subject to these options was determined on February 3, 2010 using the Black-Scholes valuation method for a four-year option with a value of $130,000 per year.

Unless a different arrangement is specifically agreed to, any non-employee director who joins our board after the date of this offering will be granted a stock option on the date of such director’s first board meeting. The option will have a total Black-Scholes value based on the target value of $130,000 per year, and the exercise price will equal the fair market value of the common stock on the date of grant. Each such option will vest in four equal annual installments, based on continued service as a director.

Expenses.  We reimburse each non-employee director for ordinary and reasonable expenses incurred in attending board and board committee meetings.

Executive Compensation

Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executives and is intended to place in perspective the data presented in the tables and narrative that follow.

As we have prepared to become a public company, our compensation committee has begun a thorough review of all elements of our executive compensation program, including the function and design of our annual cash incentive and equity incentive programs. The compensation committee has begun, and expects to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure our program is competitive with the companies with which we compete for superior executive talent. As part of this process, the compensation committee is considering the competitiveness of the elements of the compensation packages we offer to our executives, as well as their total compensation packages.

Overview of Executive Compensation Process

Roles of Our Board, Compensation Committee and Chief Executive Officer in Compensation Decisions.  Our compensation committee oversees our executive compensation program, and has done so historically. In this role, the compensation committee has reviewed all compensation decisions relating to our executive officers and has made recommendations to the board. Our chief executive officer annually reviews the performance of each of our other executive officers, and, based on these reviews, provides recommendations to the committee and the board with respect to salary adjustments, annual cash incentive bonus targets and awards and equity incentive awards. Our compensation committee meets with our chief executive officer annually to discuss and review her recommendations regarding executive compensation for our executive officers, excluding herself. These recommendations are forwarded to the board, which typically meets in executive session to discuss those recommendations and to consider the compensation of the chief executive officer. Our chief executive officer is not present for board or committee discussions regarding her compensation. Our chief executive officer may grant options to executive officers other than herself and determine the number of shares covered by, and the timing of, option grants. The board has, and it exercises, the ability to materially increase or decrease amounts of compensation payable to our executive officers pursuant to recommendations made by our chief executive officer.

Competitive Market Data and Use of Compensation Consultants.  Historically, our compensation committee has not formally benchmarked our executive compensation against compensation data, but rather has relied on its members’ business judgment and collective experience, including in the healthcare and consulting industries. As part of our preparation to become a public company, in August 2009 our compensation committee engaged an independent compensation consulting firm to provide advice regarding our executive compensation program and general information regarding executive compensation practices in our industry. Although the compensation committee and board consider the compensation consulting firm’s advice in considering our executive compensation program, the compensation committee and board ultimately make their own decisions about these matters.

At the compensation committee’s request, the independent compensation consulting firm has conducted a number of compensation analyses to provide information regarding competitive pay and practices for executives of technology, business process outsourcing and healthcare services companies comparable to us in terms of revenue and growth rate, and/or which are anticipated to be comparable to us in terms of market capitalization. This peer group, which will be periodically reviewed and updated by the compensation committee, consists of:

Akamai Technologies	Genpact	Metavante
Athenahealth	Global Payments	Nuance Communications
Blackboard	HLTH Corp	Quality Systems
Cerner	Huron Consulting	salesforce.com
Cognizant Tech Solutions	MAXIMUS	SXC Health Solutions
Eclipsys	MedAssets	WNS Holdings

Although the board and compensation committee may consider peer group data, to date, they have not benchmarked total executive compensation or most compensation elements against this peer group, and they do not aim to set total compensation, or any compensation element, at a specified level as compared to the companies in our peer group.

Objectives and Philosophy of Our Executive Compensation Program

Our primary objective with respect to executive compensation is to attract, retain and motivate highly talented individuals who have the breadth and experience to successfully execute our business strategy. Our executive compensation program is designed to:

•	reward the achievement of our annual and long-term operating and strategic goals;

•	recognize individual contributions; and

•	align the interests of our executives with those of our stockholders by rewarding performance that meets or exceeds established goals, with the ultimate objective of increasing stockholder value.

To achieve these objectives, our executive compensation program ties a portion of each executive’s overall compensation to key corporate financial goals, primarily adjusted EBITDA targets, as well as to individual performance. We also provide a portion of our executive compensation in the form of equity incentive awards that vest over time, which we believe helps to retain our executive officers and aligns their interests with those of our stockholders by allowing them to participate in our long-term performance as reflected in the trading price of shares of our common stock.

Elements of Our Executive Compensation Program

The primary elements of our executive compensation program are:

•	base salaries;

•	annual cash incentive bonuses;

•	equity incentive awards; and

•	other employee benefits.

Our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between these elements.

Base Salaries.  We use competitive base salary to attract and retain qualified candidates to help us achieve our growth and performance goals. Base salaries are intended to recognize an executive officer’s immediate contribution to our organization, as well as his or her experience, knowledge and responsibilities.

From time to time, in its discretion, our compensation committee and board evaluate and adjust executive officer base salary levels based on factors determined to be relevant, including:

•	the executive officer’s skills and experience;

•	the particular importance of the executive officer’s position to us;

•	the executive officer’s individual performance;

•	the executive officer’s growth in his or her position;

•	market level increases;

•	base salaries for comparable positions within our company; and

•	inflation rates.

Our compensation committee and board historically have considered annual base salary adjustments in the first quarter of the year. From 2004 through 2007, we did not increase the base salary of any of our executive officers, other than a nominal increase in 2007 to reflect the rate of inflation. In the first quarter of 2008, our board increased the base salaries for our executive officers (other than our chief financial officer, who joined us in September 2005) by 25% over their original base salaries because these executive officers had not received base salary increases commensurate with their significant contributions to the development of our business during our first three years of operation. These contributions included, in the case of Ms. Tolan, her overall strategic leadership in building our business, in the case of Mr. Deffarges, his role in expanding our customer base, and in the case of Mr. Kazarian, his contributions in various legal and operational matters. While it has been our philosophy to keep base salaries for senior executives below market levels and place greater emphasis on performance-based compensation, based on the significant growth of the business from 2003 to 2008, and the fact that these senior executives had joined us between November 2003 and April 2004 and had not received any increase in base salary in 2004, 2005, or 2006 and only a nominal increase in 2007, the board deemed it appropriate to provide these adjustments to base salary for these executives. In light of general economic conditions in the first quarter of 2009, and despite our strong performance in 2008, we did not increase any executive officer’s base salary for 2009.

In determining base salaries for our executive officers for 2010, our compensation committee considered the results of a market analysis of the compensation for executives at comparable companies performed by the independent compensation consulting firm retained by the compensation committee. Based on this analysis, the compensation committee determined that a market adjustment was warranted in the compensation of our chief executive officer, and set her 2010 base salary at $700,000 and her 2010 bonus target at $950,000. The compensation committee also elected to increase the 2010 base salaries for Messrs. Deffarges, Staton and Kazarian by 2.7% each, reflecting the rate of inflation, to $449,313, $330,000 and $288,850, respectively.

Annual Cash Incentive Bonuses.  We maintain an annual cash incentive bonus program in which each of our executive officers participates. These annual cash incentive bonuses are intended to compensate our executive officers for our achievement of corporate financial goals, primarily adjusted EBITDA targets, as well as individual performance in the areas of:

•	economic and financial contributions;

•	operations;

•	customer satisfaction;

•	business development; and

•	organizational and leadership development.

Our annual cash incentive bonuses have varied from year to year, and we expect that they will continue to vary, depending on actual corporate and individual performance results.

Historically, our board has set our corporate financial goals and our executive officers’ individual cash incentive bonus targets each year in advance and it has worked with our chief executive officer to develop aggressive goals to be achieved by the company and our executive officers. The goals established by the board have been based on our historical operating results and growth rates, as well as our expected future results, and are designed to require significant effort and operational success on the part of our executive officers and the company. However, during the course of the year, the board and our compensation committee, based on recommendations of our chief executive officer (with respect to our other executive officers), may adjust such goals as they deem appropriate.

Each executive officer’s initial target annual bonus is set upon commencement of employment as part of the executive’s overall compensation package. The target annual bonus amount is then reviewed and adjusted in each subsequent year, generally so that it is equal to the higher of the executive’s prior year actual bonus and his or her prior year target bonus. The updated targets reflect strong growth and performance assumptions which correlate to our annual plans. When these growth and performance expectations are exceeded, bonuses above target can be awarded. These higher performance-based awards, and our continued strong growth and performance expectations, are considered when setting target bonuses for subsequent years. We believe this helps to calibrate incentive compensation with our growth and performance. The board believes that this approach supports our pay-for-performance philosophy and encourages the achievement of growth and performance goals. The board approves actual annual cash incentive bonuses, based on the recommendations of our compensation committee, with input from our chief executive officer in the case of executive officers other than herself. There are no minimum or maximum payout levels, and our board has broad discretion to make adjustments to the awards.

For each of the years ended December 31, 2008 and 2009, our corporate financial goals were based on adjusted EBITDA. The corporate financial goals were developed prior to the beginning of the year by management in consultation with the compensation committee, and then reviewed, refined and approved by our board of directors. Our compensation committee believes that adjusted EBITDA is an appropriate measure of our business performance because it emphasizes the addition of new customers and expansion of services with existing customers, as well as improvements in our operating efficiency, and it is reflective of stockholder value creation. In 2008, we exceeded our adjusted EBITDA target by $1.5 million, and our actual adjusted EBITDA was $12.2 million. In 2009, we met our adjusted EBITDA target of $32.8 million.

For the years ended December 31, 2008 and 2009, each executive officer’s target bonus awards were set as follows:

	Target Annual
	Cash Incentive
	Bonus
	Year Ended
	December 31,
Executive Officer	2008	2009

Mary A. Tolan	$450,000	$600,000
John T. Staton	$183,000	$258,000
Etienne H. Deffarges	$346,750	$446,750
Gregory N. Kazarian	$127,250	$202,250

As discussed above, the compensation committee has set the 2010 bonus target for our chief executive officer at $950,000. The 2010 bonus targets for our other executive officers are equal to their 2009 bonus targets.

Because our adjusted EBITDA for the year ended December 31, 2008 exceeded our goal, our board exercised its discretion to increase our executive officers’ annual cash incentive bonuses above the targets. The allocation of bonuses for 2008 among our executive officers was based on the compensation committee’s subjective assessments of individual contributions by our executive officers in their respective areas of primary responsibility. In making these assessments, the compensation committee considered the following: in the case of Ms. Tolan, her success in growing our business, securing talented personnel to support the business’ growth and enhancing our operating model, and the fact that our financial performance substantially exceeded plan; in the case of Mr. Deffarges, his role in connection with our successful efforts to secure new customers; in the case of Mr. Staton, his contributions to our ability to exceed our financial plan and his role in successfully strengthening our financial operations; and in the case of Mr. Kazarian, his role in our ability to attract talented employees to support our growth and his success in taking on operating responsibilities important to our growth. For our executive officers other than Ms. Tolan, the compensation committee also considered Ms. Tolan’s recommendations regarding incentive compensation and her assessment of each executive officer’s contributions to our performance during 2008. For the actual 2008 amounts that we paid to each executive officer under our annual cash incentive bonus program, see the Summary Compensation Table below.

Our adjusted EBITDA for the year ended December 31, 2009 met the plan established by our board. The allocation of bonuses for 2009 among our executive officers was based on the compensation committee’s subjective assessments of individual contributions by our executive officers in their respective areas of primary responsibility. In making its assessments regarding incentive compensation, the compensation committee considered the following: in the case of Ms. Tolan, her success in driving our growth, increasing our operating margins, recruiting key talent for the organization and identifying new business opportunities; in the case of Mr. Deffarges, his oversight of several of our operating sites and his contributions in the area of organizational build-out and development; in the case of Mr. Staton, his contributions to our financial performance, the development of our financial systems and controls and the recruitment and development of our finance team; and in the case of Mr. Kazarian, his oversight of several of our operating sites and his contributions in the area of organizational build-out and development. For our executive officers other than Ms. Tolan, the compensation committee also considered Ms. Tolan’s recommendations regarding incentive compensation and her assessment of each executive officer’s contributions to our performance during 2009. For the actual 2009 amounts that we paid to each executive officer under our annual cash incentive bonus program, see the Summary Compensation Table below.

Our board uses our unaudited financial results to make financial target performance determinations under our annual cash incentive bonus program, and those results may be adjusted in connection with the preparation of our audited consolidated financial statements. You should read our consolidated financial statements, the related notes to these financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. As described above, the purpose of these targets was to establish a method for determining the payment of cash incentive bonuses. You are cautioned not to rely on these performance goals as a prediction of our future performance.

From time to time, we may make special cash bonus awards to our employees, including our executive officers. In July 2008 and August 2009, we determined to award special cash bonuses of approximately $81,000 and $143,000, respectively, to Mr. Staton contemporaneously with the cash dividend we declared on all outstanding capital stock in each of those years. Mr. Staton was not entitled to participate in those cash dividends with respect to his vested but unexercised stock options. However, because Mr. Staton is primarily responsible for our financial management and is deeply involved in helping to achieve our strategic goals, and in light of the connection between Mr. Staton’s contributions and our ability to pay these cash dividends, the board determined to award him special cash bonuses in amounts that represented the payments he would have received as cash dividends if he had owned such number of shares equal to the vested portion of his option on the record date for the applicable dividend. As stockholders, our other executive officers participated directly in these cash dividends and therefore did not receive any special bonus in either year relating to this aspect of our financial performance.

Equity Incentive Awards.  Our equity incentive award program is the primary vehicle for offering long-term incentives to our executive officers. To date, equity incentive awards to our executive officers have been made in the form of restricted stock awards and stock options, and our compensation committee currently intends to continue this practice. Although we do not have any equity ownership guidelines or requirements for our executive officers, we believe that equity incentive awards:

•	provide our executive officers with a strong link to our long-term performance, including by enhancing their accountability for long-term decision making;

•	help balance the short-term orientation of our annual cash incentive bonus program;

•	create an ownership culture by aligning the interests of our executive officers with the creation of value for our stockholders; and

•	further our goal of executive retention.

Employees who are considered essential to our long-term success are eligible to receive equity incentive awards, which typically vest over four years. In determining the size of equity incentive awards to executive officers, our compensation committee generally considers the executive’s experience, skills, level and scope of responsibilities and internal comparisons to other comparable positions in our company. As of December 31, 2009, all equity incentive awards granted to our executive officers had fully vested. Accordingly, in connection with its evaluation of the need for revisions to our executive compensation program, on February 3, 2010 our board of directors, on the recommendation of the compensation committee, granted stock options to purchase 1,176,000, 450,800, 509,600 and 282,240 shares of our common stock, respectively, to Ms. Tolan and Messrs. Staton, Deffarges and Kazarian. These options have an exercise price equal to $14.71 per share (the fair value of our common stock as of such date, as determined by the board of directors). These options vest in four equal annual installments, based on continued employment, and can be exercised immediately upon grant, provided that upon exercise the shares issued are subject to the same vesting and repurchase provisions that applied before exercise.

Other Employee Benefits.  We maintain broad-based benefits that are provided to all employees, including our 401(k) retirement plan, flexible spending accounts, a medical care plan, vacation and standard company holidays. Our executive officers are eligible to participate in each of these programs on the same terms as non-executive employees; however, we do not provide a matching 401(k) contribution for any of our executive officers. See “— 401(k) Retirement Plan” for more information regarding our 401(k) retirement plan.

We also provide for each of our chief executive officer, chief financial officer and executive vice president supplemental disability income protection that provides income replacement in the event of a qualifying disability.

Severance and Change of Control Arrangements.  We have an employment agreement with our chief executive officer that provides a combination of “single trigger” and “double trigger” benefits in connection with a change of control of our company and/or termination of her employment. We believe a combination of “single trigger” and “double trigger” vesting along with severance payments maximizes stockholder value because it limits any unintended windfalls to executives in the event of a friendly change of control, while still providing executives appropriate incentives to cooperate in negotiating any change of control, including a change of control in which they believe they may lose their jobs. We also have an employment agreement with our chief financial officer and an offer letter with our senior vice president, each of which provides for specified salary continuation, and in the case of our chief financial officer, benefits continuation, in the event of specified employment terminations.

See “— Potential Payments upon Termination or Change in Control” and “Employment Agreements” for a more detailed description of these arrangements.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code, which will become applicable to us upon the closing of this offering, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers, except our chief financial officer. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board or compensation committee may, in their judgment, authorize compensation payments that are not exempt under Section 162(m) when they believe that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our chief executive officer, our chief financial officer and our two other executive officers during our fiscal years ended December 31, 2008 and 2009. We refer to these individuals as our named executive officers.

						Non-Equity
				Stock		Incentive Plan	All Other
Name and		Salary	Bonus	Awards	Option	Compensation	Compensation	Total
Principal Position	Year	($)	($)(1)	($)(2)	Awards ($)(2)	($)	($)(3)	($)

Mary A. Tolan	2009	515,000	—	—	—	600,000	5,219	1,120,219
Founder, President and Chief Executive Officer(4)	2008	515,000	150,000	—	—	450,000	5,608	1,120,608
John T. Staton	2009	321,360	143,492	—	100,221	258,000	3,640	826,713
Chief Financial Officer and Treasurer	2008	321,360	156,099	—	133,632	183,000	3,917	798,008
Etienne H. Deffarges	2009	437,500	—	—	—	350,000	10,704	798,204
Executive Vice President	2008	437,500	100,000	1,244	—	346,750	10,999	896,493
Gregory N. Kazarian	2009	281,250	—	—	—	202,250		483,500
Senior Vice President(5)	2008	281,250	75,000	—	—	127,250	35,000(6)	518,500

(1)	Represents the amount of the discretionary cash bonus paid to each executive officer. In the case of Mr. Staton, the 2008 and 2009 amounts also include the special cash bonuses intended to approximate his participation in our 2008 and 2009 cash dividends.

(2)	Valuation of these option awards is based on the dollar amount of share-based compensation expense that we recognized for financial statement reporting purposes in 2008 and 2009 computed in accordance with ASC 718, excluding the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not represent the actual amounts paid to or realized by the named executive officer during 2008 and 2009. The assumptions used by us with respect to the valuation of option awards are the same as those set forth in Note 10 to our financial statements included elsewhere in this prospectus.

(3)	For Ms. Tolan, Mr. Staton and Mr. Deffarges, these amounts represent long-term disability insurance premiums paid by us on behalf of each such named executive officer.

(4)	Ms. Tolan is also a member of our board of directors but does not receive any additional compensation in her capacity as a director.

(5)	Mr. Kazarian was also our general counsel and secretary until November 2009.

(6)	Consists of the $22,000 cost of travel provided to Mr. Kazarian under a program designed to recognize exemplary performance by senior employees, and a $13,000 reimbursement to Mr. Kazarian for the associated U.S. federal and state income taxes.

Grants of Plan-Based Awards in 2008 and 2009

The following table sets forth information for 2008 and 2009 regarding grants of compensation in the form of plan-based awards made during 2008 and 2009 to our named executive officers.

	Payouts
	Under Non-Equity
	Incentive Plan
	Awards Target
	($)(1)(2)
Name	2008	2009

Mary A. Tolan	$450,000	$600,000
John T. Staton	$183,000	$258,000
Etienne H. Deffarges	$346,750	$350,000
Gregory N. Kazarian	$127,250	$202,250

(1)	Annual cash incentive bonuses paid under the annual cash incentive bonus program for 2008 and 2009 are also disclosed in the “Summary Compensation Table”.

(2)	There are no minimum or maximum payout levels, and our board has broad discretion to make adjustments to the awards.

Outstanding Equity Awards at Year End

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2009. We did not grant any equity awards to our named executive officers during 2008 or 2009, none of our executive officers exercised any stock options and no restricted stock awards held by our named executive officers became vested during 2008 or 2009, other than 190,555 shares of restricted common stock held by Mr. Deffarges, which vested in full in 2008.

Option Awards
Equity Incentive
Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised	Option
	Options	Options	Unearned	Exercise	Option
	(#)	(#)	Options	Price	Expiration
Name	Exercisable	Unexercisable	(#)	($)	Date

Mary A. Tolan	—	—	—	—	—
John T. Staton	781,236 (1)	—	—	0.77	8/31/2015
Etienne H. Deffarges	—	—	—	—	—
Gregory N. Kazarian	—	—	—	—	—

(1)	This stock option was immediately exercisable upon grant, and as of March 31, 2010, was fully vested.

Potential Payments Upon Termination or Change of Control

The table below summarizes the potential payments to each of our named executive officers if he or she were to be terminated on December 31, 2009 under the circumstances described in the footnotes below.

	Severance		Medical/Welfare
Name	Payments(1)		Benefits(2)	Total Benefits

Mary A. Tolan	$515,000	(3)	—	$515,000
John T. Staton	$599,994	(4)	$18,252 (4)	$618,246
Etienne H. Deffarges	—		—	—
Gregory N. Kazarian	$281,250	(5)	—	$281,250

(1)	Amounts subject to a reduction for compensation earned by the named executive officer from any new employment during the severance period.

(2)	Calculated based on the estimated cost to us of providing these benefits.

(3)	Represents amounts payable for termination due to death or “disability” or termination without “cause” or for “good reason” pursuant to the employment agreement described below.

(4)	Represents amounts payable for termination without “cause” or for “good reason” pursuant to the employment agreement described below.

(5)	Represents amounts payable for termination without “cause” pursuant to the offer letter described below.

Employment Agreements

Mary A. Tolan.  We entered into an at-will employment agreement with Mary A. Tolan, our president and chief executive officer, effective January 2004. Pursuant to the agreement, Ms. Tolan is entitled to an annual base salary of at least $400,000, subject to adjustment by our board of directors. Ms. Tolan’s annual base salary is currently $700,000. Pursuant to the agreement, Ms. Tolan earned a one-time cash performance bonus of $200,000 based on customer procurement during 2004 consistent with our business plan. Pursuant to the agreement, in March 2004, our board of directors granted Ms. Tolan 11,760,000 shares of restricted stock, which vested in equal monthly installments over four years ending November 2007.

If Ms. Tolan’s employment is terminated due to her death or “disability”, if we terminate Ms. Tolan’s employment without “cause” or if Ms. Tolan terminates her employment for “good reason”, as those terms are defined in her employment agreement, (1) Ms. Tolan will be entitled to receive her base salary paid in accordance with our payroll practices during the 12 months following such termination, subject to a reduction for any compensation she earns from any new employment during the severance period, and (2) Ms. Tolan’s outstanding stock-based awards will continue to vest until the earlier of 12 months following her termination or the end of the applicable award’s vesting period. In the event of a “change in control”, as such term is defined in her employment agreement, 50% of all unvested shares of Ms. Tolan’s stock-based awards will accelerate and vest in full as of the effective date of the “change in control”. If Ms. Tolan’s employment is terminated without “cause” or if Ms. Tolan terminates her employment for “good reason” within 12 months after a “change in control”, the remaining 50% of all unvested shares of Ms. Tolan’s stock-based awards will accelerate and vest in full. If Ms. Tolan is terminated for “cause”, she has agreed to execute a limited stock power transferring all rights to vote the 11,760,000 shares of restricted stock granted to her pursuant to the employment agreement to a person we designate in our sole discretion. Ms. Tolan’s employment agreement restricts her from engaging in activities competitive with us, soliciting our employees and consultants, and diverting business from us for a period of 12 months following her termination.

John T. Staton.  We entered into an at-will employment agreement with John T. Staton, our chief financial officer and treasurer, effective June 2005. Pursuant to the agreement, Mr. Staton is entitled to an annual base salary of at least $300,000, subject to adjustment by our board of directors and our chief executive officer. Mr. Staton’s annual base salary is currently $330,000. Mr. Staton is eligible to earn an annual performance bonus of up to $100,000 per year, with the full $100,000 guaranteed for each of his first two years of employment. Pursuant to the agreement, in September 2005, our board of directors granted Mr. Staton an option to purchase 1,173,236 shares of our common stock at an exercise price of $0.77 per share, vesting in equal monthly installments over four years ending September 2009.

If we terminate Mr. Staton’s employment without “cause” or if Mr. Staton terminates his employment for “good reason”, as those terms are defined in his employment agreement, Mr. Staton will be entitled to receive $33,333 per month during the 18 months following such termination, subject to a reduction for any compensation he earns from any new employment during the severance period. If Mr. Staton’s employment is terminated without “cause” or if Mr. Staton terminates his employment for “good reason”, Mr. Staton and his family will be entitled to continue to participate in our health insurance plan during the 18 months following termination to the extent of his participation prior to termination, and we will pay the premiums that we paid prior to termination. Mr. Staton’s employment agreement restricts him from engaging in activities competitive with us, soliciting our employees and consultants, and diverting business from us for a period of 18 months following his termination.

Gregory N. Kazarian.  We entered into an offer letter with Gregory N. Kazarian, our senior vice president, in December 2003. Pursuant to the offer letter, Mr. Kazarian is entitled to an annual base salary of $225,000. Mr. Kazarian’s annual base salary is currently $288,850. Pursuant to the offer letter, Mr. Kazarian earned a one-time cash performance bonus of $75,000 based on customer procurement, and was entitled to receive an option to purchase shares of our common stock then representing 1.5% of our common stock. In lieu of the option, in June 2004, our board of directors awarded Mr. Kazarian 980,000 shares of common stock, then representing 1.5% of our common stock, which vested in equal monthly installments over four years ending before January 2008. If we terminate Mr. Kazarian’s employment without cause, Mr. Kazarian will be entitled to receive his current monthly base salary during the 12 months following such termination, subject to a reduction for any compensation he earns from any new employment during the severance period.

Confidentiality and Non-Disclosure Agreements

As a condition to employment, each named executive officer entered into a confidentiality and non-disclosure agreement with us. Under these agreements, each named executive officer has agreed:

•	not to solicit our employees and customers during his or her employment and for a period of 18 months after the termination of employment;

•	not to compete with us during his or her employment and for a period of 12 months after the termination of employment;

•	to protect our confidential and proprietary information; and

•	to assign to us intellectual property developed during the course of his or her employment.

Stock Option and Other Compensation Plans

Amended and Restated Stock Option Plan

Our amended and restated stock option plan, which we refer to as our prior option plan, was adopted by our board of directors in December 2005. The plan was amended and restated in February 2006 and further amended in May 2007, October 2008, January 2009, November 2009 and April 2010. As of April 30, 2010, a maximum of 28,033,974 shares of common stock was authorized for issuance under our prior option plan. Upon effectiveness of our 2010 stock incentive plan described below, no further grants will be made under our prior option plan, and all grants then outstanding under our prior option plan will remain outstanding in accordance with their terms.

As of April 30, 2010, there were options to purchase 16,076,525 shares of common stock outstanding under our prior option plan, 3,700,671 shares of common stock issued and outstanding pursuant to the exercise of options granted under this plan (of which 3,676,865 shares were vested) and 8,256,778 shares of common stock available for future grants under the plan.

Our prior option plan provides for the grant of options that are not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, which we refer to as non-statutory stock options. Our employees, directors and outside consultants are eligible to receive options under the plan. The plan is administered by the board of directors, our compensation committee or another committee designated by the board of directors. Subject to limitations specified in the plan, the committee or our chief executive officer may grant options, select option recipients and determine the number of shares covered by, and the timing of, option grants, except that our chief executive officer may not grant options to herself.

Unless otherwise prescribed in an option agreement, options granted pursuant to our prior option plan vest in equal installments on each of the first four anniversaries of the grant date. Options under our prior option plan are immediately exercisable upon grant, provided that unvested shares of common stock issued upon exercise of an option remain subject to our right of repurchase upon termination and to restrictions on transfer. Subject to the repurchase right, upon exercise of an option, a holder has the rights of a stockholder as to both the vested and unvested shares. Our prior option plan contains restrictive covenants relating to confidentiality, ownership of proprietary information, non-competition and non-solicitation. In the event an option holder’s employment or service is terminated other than for cause, as defined in our prior option plan, the unvested portion of the unexercised option shall be forfeited, the vested but unexercised portion of the option may be exercised within 60 days and unvested shares that were issued upon prior exercises are subject to our right of repurchase at a price per share equal to the lesser of the option’s exercise price or the fair market value at the time of termination. In the event an option holder’s employment or service is terminated for cause, the vested but unexercised portion of the option is forfeited, vested shares that were issued upon prior exercises are subject to our right of repurchase at a price per share equal to the option’s exercise price, and unvested shares that were issued upon prior exercises are subject to our right of repurchase at a price per share equal to the lesser of the option’s exercise price or the fair market value at the time of termination.

Upon a “change of control”, as defined in the plan, all unvested shares issued upon prior exercises of options granted under our prior option plan will be accelerated in full unless the acquirer replaces the shares with its shares subject to the same vesting schedule. If an acquirer of our company does not accept the assignment of our repurchase rights under the prior option plan, the repurchase rights will terminate upon the change of control.

Our prior option plan restricts option recipients from engaging in activities competitive with us, soliciting our employees and consultants, and diverting business from us while serving as an employee, director or consultant and for periods of 18 to 24 months after termination of employment or service.

2010 Stock Incentive Plan

Our 2010 stock incentive plan, which will become effective immediately prior to the closing of this offering, was adopted by our board of directors and approved by our stockholders in April 2010. The 2010 stock incentive plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness of the plan, the number of shares of our common stock that will be reserved for issuance under the 2010 stock incentive plan will equal the sum of the number of shares of common stock then available for issuance under our prior option plan plus the number of shares of common stock subject to awards granted under our prior option plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us pursuant to a contractual repurchase right, up to a maximum of 24,374,756 shares.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2010 stock incentive plan. The exercise price of all stock options granted under the 2010 stock incentive plan cannot be less than 100% of the fair market value of the common stock on the date of grant. Incentive stock options may be granted only to our employees; in the case of any participant who owns 10% or more of the total combined voting power of our capital stock, an incentive stock option cannot have an exercise price of less than 110% of the fair market value of the common stock on the date of grant and the term of the option cannot exceed five years.

The 2010 stock incentive plan is administered by the board of directors, our compensation committee or another committee designated by the board of directors. The board of directors may delegate authority to an executive officer to grant options under the plan. Subject to limitations specified in the plan, the board, applicable committee or executive officer to whom authority is delegated will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of the options; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

Our board of directors has delegated authority to our chief executive officer to grant options under the 2010 stock incentive plan, except to herself and to other executive officers and directors, and subject to such guidelines as our board of directors may establish from time to time.

In general, options granted pursuant to our 2010 stock incentive plan will have a term of up to ten years and will vest in equal installments on each of the first four anniversaries of the grant date. Unless otherwise provided in the applicable option agreement, options will not be exercisable prior to vesting. Agreements evidencing options under the 2010 stock incentive plan will generally contain restrictive covenants relating to confidentiality, ownership of proprietary information, non-competition and non-solicitation. In the event an option holder’s employment or service is terminated other than for cause, as defined in the applicable option agreement, the unvested portion of the unexercised option will be forfeited and the vested but unexercised portion of the option may be exercised within 60 days. In the event an option holder’s employment or service is terminated for cause, the vested but unexercised portion of the option will be forfeited and vested shares that were issued upon prior exercises will be subject to our right of repurchase at a price per share equal to the option’s exercise price. In addition, if the option holder has sold the vested shares, we have the right to recover the proceeds from such sale that are in excess of the option’s exercise price.

Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to our 2010 stock incentive plan, as to some or all outstanding awards other than restricted stock awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable (after giving effect to any acceleration of vesting) at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2010 stock incentive plan after April 2020. Our board of directors may amend, suspend or terminate the 2010 stock incentive plan at any time, subject to stockholder approval to the extent required by applicable law or stock market requirements.

Restricted Stock Plan

Our restricted stock plan was adopted by our board of directors in March 2004 and amended in June 2004, August 2004 and February 2005. As of April 30, 2010, there were 25,871,807 shares of common stock outstanding under our restricted stock plan, all of which were vested. Upon the closing of this offering, no further shares will be available for issuance under our restricted stock plan.

Our restricted stock plan provides for the grant of restricted stock awards. Our employees, directors and outside consultants are eligible to receive awards under the plan. The plan is administered by the board of directors, our compensation committee or another committee designated by the board of directors, provided that a majority of the members of such committee are directors who are not also our employees. The committee may grant awards, select the recipients and timing of awards, and determine the number of shares covered by awards.

Shares issued under our restricted stock plan vest on schedules specified in the applicable award agreement, ranging from immediate vesting to vesting over a period of 48 months. Upon termination for cause or without good reason, all unvested shares shall be forfeited. Upon termination without cause, for good reason, or for death or disability, unvested shares may continue to vest for up to 12 months and are subject to repurchase by us at the original purchase price therefor. Subject to the repurchase provisions, upon grant of an award, a holder has the rights of a stockholder as to both the vested and unvested shares.

Upon a “change of control”, as defined in the plan, unvested shares are accelerated only to the extent provided in the applicable award agreement, employment agreement or other agreement.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $16,500 in 2009, and have the amount of the reduction contributed to the 401(k) plan. We currently match up to 50% of the first 3% of base compensation in 401(k) plan contributions by employees who are below the “director level”; as such, our named executive offices do not receive a match from the company for amounts, if any, deferred under the 401(k) plan.

Limitation of Liability and Indemnification

As permitted by Delaware law, we plan to adopt provisions in our restated certificate of incorporation, which will become effective upon the closing of this offering, that limit or eliminate the personal liability of our directors. Our restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to permit the further elimination or limiting of the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our restated certificate of incorporation that will become effective upon the closing of this offering also provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and officers in connection with legal proceedings to the fullest extent permitted by law.

The indemnification provisions contained in our restated certificate of incorporation that will become effective upon the closing of this offering are not exclusive. In addition, we have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we will be required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information concerning our company.

RELATED PERSON TRANSACTIONS

Since January 1, 2007, we have engaged in the following transactions, other than compensation arrangements, with our directors, executive officers, holders of more than 5% of our voting securities and selling stockholders, and certain affiliates of our directors, executive officers, 5% stockholders and selling stockholders.

Transactions with Ascension Health

In October 2004, Ascension Health became our founding customer. Since then, in exchange for its initial start-up assistance, operational laboratory services and related consulting services relative to the services we were developing, we have issued common stock and granted warrants to Ascension Health, as a result of which Ascension Health holds more than 5% of our voting securities. Ascension Health is the nation’s largest Catholic and largest non-profit health system. It is dedicated to its mission of serving all, with special attention to those who are poor and vulnerable. Our work on behalf of Ascension Health is done in compliance with its charity care guidelines and billing and collection policies, which recognize the human dignity of each individual and our responsibility to treat all patients with respect. A key element of our work for Ascension Health is qualifying patients for charity care and identifying potential payment sources for patients who are uninsured or underinsured. Since January 1, 2007, we have engaged in the following transactions with Ascension Health:

Customer Relationship.  In October 2004, we and Ascension Health entered into a master services agreement with an initial term through November 1, 2007. In December 2007, we and Ascension Health renewed and extended the agreement through December 31, 2012 pursuant to an amended and restated master services agreement, which will automatically renew for successive one-year terms unless terminated by us or Ascension Health upon 180 days prior written notice.

Pursuant to the amended and restated master services agreement, we provide our revenue cycle service offering to hospitals affiliated with Ascension Health that execute separate managed service contracts with us and thereby become our customers. In rendering our services, we must comply with each hospital’s policies and procedures relating to billing, collections, charity care, personnel, risk management, good corporate citizenship and other matters; the ethical and religious directives for Catholic healthcare services; and all applicable federal, state and local laws and regulations. Ascension Health’s affiliated hospitals are not obligated to execute a managed service contract with us or to use our services. Each managed service contract with a hospital affiliated with Ascension Health incorporates the provisions of the master services agreement and provides that the hospital will be bound by all amendments, modifications and waivers that we and Ascension Health agree to under the master services agreement. With certain discrete exceptions, we are the exclusive provider of revenue cycle services to the hospitals affiliated with Ascension Health that execute managed service contracts with us. Our managed service contracts with hospitals affiliated with Ascension Health require us to consult with such hospitals before undertaking services for competitors specified by such hospitals in their contracts with us. As a result, before we can begin to provide services to a specified competitor, we are required to inform and discuss the situation with the hospital that specified the competitor but are not required to obtain the consent of such hospital. We do not believe the existence of this consultation obligation has materially impaired our ability to obtain new customers.

The term of each managed service contract with a hospital affiliated with Ascension Health is five years and will automatically renew for successive one-year terms unless terminated by us or Ascension Health upon 210 days prior written notice. By mutual agreement, we and Ascension Health can terminate the managed service contracts between us and hospitals affiliated with Ascension Health upon 180 days prior written notice after the second anniversary of the effective date of the applicable contract. Upon 30 days prior written notice, Ascension Health can terminate the affected portion of any applicable managed service contract if we are unable to provide services to a hospital for 30 days out of any 45-day period due to any cause beyond our reasonable control. We can terminate any applicable managed service contract if a hospital is excluded from participation in the federal Medicare, state Medicaid or other specified federal or state healthcare programs, and Ascension Health can terminate the master services agreement if we are excluded from participation in any such program. A hospital cannot terminate its managed service contract with us but it can determine not to renew its contract with us. All managed service contracts between us and hospitals affiliated with Ascension Health will terminate automatically when the master services agreement between us and Ascension Health terminates or expires.

The amended and restated master services agreement provides, among other things, that:

•	we assume full responsibility for the management and cost of the revenue cycle operations of each hospital that executes a managed service contract with us, including the payroll and benefit costs associated with the hospital’s employees conducting revenue cycle activities (and who remain hospital employees for all purposes), and the agreements and costs associated with related third-party services;

•	we are required to supply, at our cost, a sufficient number of our own employees on each hospital’s premises and the technology necessary to implement and manage our services;

•	each hospital must provide us with the facilities, standard office furnishings and services, pre-existing revenue cycle assets and authority to provide our services;

•	in general, each hospital pays us:

•	base fees equal to a specified amount, subject to annual increases under an inflation and wage increase formula;

•	incentive fees based on achieving agreed-upon benchmarks; and

•	management and technology fees;

•	our fees are subject to adjustment in the event specified performance milestones are not met, which would result in a reduction of future fees payable to us;

•	we are required to offer to Ascension Health’s affiliated hospitals fees for our services that are at least as low as the fees we charge any other similarly-situated customer receiving comparable services at comparable volumes;

•	we must implement our services and technology at each hospital in a manner that does not cause an unplanned material disruption in the hospital’s operations;

•	we are required to work to qualify patients for charity care and identify potential payment sources for patients who are uninsured and underinsured;

•	we are required to maintain patient and employee satisfaction levels as compared to specified baseline performance measurements;

•	a joint review board consisting of an equal number of senior executives from us and Ascension Health oversees the obligations and performance of the parties and hears fee disputes and other disputes, with any unresolved disputes submitted to binding arbitration (provided that hospitals cannot withhold base fees for any reason);

•	the parties provide various representations and indemnities (subject to a specified cap) to each other;

•	following termination or expiration of the master services agreement or any managed service contract between us and a hospital affiliated with Ascension Health, if requested by Ascension Health, we must:

•	provide termination assistance, in return for reasonable compensation, for three months;

•	continue to provide our services for up to one year in return for compensation equal to a specified percentage of the then-applicable base fees; and

•	provide reasonable assistance to Ascension Health in seeking bids from other parties to provide similar services; and

•	following termination or expiration of the agreement, we must grant to the applicable hospitals a license to continue using all software and tools we used to provide our services, in exchange for payments and fees that vary depending on whether the agreement is terminated for cause or for any other reason.

The amended and restated master services agreement may not be terminated by hospitals affiliated with Ascension Health. The agreement may only be terminated by Ascension Health or us in the following circumstances:

•	either party may terminate the agreement if the other party materially breaches the agreement and fails to cure the breach in accordance with specified cure provisions; and

•	Ascension Health may terminate the agreement (1) if we undergo a change in control, (2) if Ascension Health receives an opinion of qualified legal counsel, after consultation with our qualified legal counsel, in which it concludes that the agreement presents a material risk of causing Ascension Health or any affiliated hospital to violate any applicable laws, regulations or rules related to its operations, and that risk cannot be reasonably mitigated by the parties following good faith consultations and consideration of reasonable amendments and modifications to the agreement, or (3) if we become excluded from participation in the federal Medicare, state Medicaid or other specified federal or state healthcare programs, or if we fail to promptly remove from providing services to Ascension Health and its affiliates any of our staff or related entities that become excluded from participation in the federal Medicare, state Medicaid or other specified federal or state healthcare programs.

In 2007, 2008 and 2009, and the three months ended March 31, 2009 and 2010 net services revenue from hospitals affiliated with Ascension Health were $214.2 million, $281.7 million, $307.5 million, $72.7 million and $74.7 million, respectively, representing 89.0%, 70.7%, 60.3%, 64.7% and 59.3% of our total net services revenue in such periods, respectively. As of March 31, 2010, we had $20.3 million of accounts receivable from hospitals affiliated with Ascension Health.

Ascension Health is one of the selling stockholders in this offering and, following completion of this offering, will own 8.5% of our outstanding common stock. See “Principal and Selling Stockholders”.

Initial Stock Issuance and Protection Warrant Agreement.  In October and November 2004, we issued 3,537,306 shares of our common stock to Ascension Health, then representing a 5% ownership interest in our company on a fully-diluted basis, and entered into a protection warrant agreement, under which we granted Ascension Health the right to purchase additional shares of our common stock from time to time for $0.003 per share when Ascension Health’s ownership interest in our company declines below 5% due to our issuance of additional stock or rights to purchase stock. The protection warrant agreement, and all purchase rights granted thereunder, expire on the closing of this offering. In 2007, 2008 and 2009, we granted Ascension Health the right to purchase 228,046, 91,183 and 136,372 shares of our common stock for $0.003 per share, respectively, pursuant to the protection warrant agreement. In 2007, 2008 and 2009 and the three months ended March 31, 2010, Ascension Health purchased 835,352, 261,275, 164,396 and 29,929 shares of our common stock, respectively, from us for $0.003 per share, pursuant to the protection warrant agreement.

Supplemental Warrant Agreement.  Pursuant to a supplemental warrant agreement that became effective in November 2004, Ascension Health had the right to purchase up to 3,537,306 shares of our common stock based upon the achievement of specified milestones relating to its sales and marketing assistance. In May 2007, we amended and restated the supplemental warrant agreement to reduce the number of shares covered by the agreement to 1,749,064 shares. In September 2007, we further amended and restated the supplemental warrant agreement to modify the purchase right milestones. Under the supplemental warrant agreement, the purchase price is equal to the most recent common stock-equivalent price per share paid in a capital raising transaction or, if we have not had a capital raising transaction within the preceding six months, the exercise price of the employee stock options we have most recently granted. All purchase rights under the supplemental warrant agreement will expire on the closing of this offering. Based on Ascension Health’s achievement of specified milestones relating to its sales and marketing assistance, Ascension Health earned the right to purchase all 1,749,064 shares under the supplemental warrant agreement. The table below summarizes Ascension Health’s purchase rights under the supplemental warrant agreement:

Date Earned	Number of Shares	Purchase Price Per Share

December 2007	874,532	$4.43
March 2008	437,268	$10.25
March 2009	437,264	$13.02

Ascension Health has elected to exercise the December 2007 and March 2008 warrants in a cashless exercise transaction prior to closing of this offering in which Ascension Health will receive 615,649 shares.

Stock Sale.  Concurrently with the amendment and restatement of the supplemental warrant agreement described above in May 2007, we sold 2,623,593 shares of our common stock to Ascension Health for $2.09 per share, which was equal to the fair market value of the common stock at that time, for an aggregate purchase price of $5,488,128.

Registration Statement.  Approximately one year after this offering, we intend to file a registration statement on Form S-3 under the Securities Act to register the resale of the shares of common stock issued to Ascension Health upon exercise of all warrants acquired by it under the Protection Warrant Agreement and Supplemental Warrant Agreement and the resale of the shares acquired by it pursuant to the stock sale described in the preceding paragraph.

Share Exchanges

Effective as of December 31, 2008, certain of our directors, executive officers, selling stockholders and their affiliates agreed to exchange 12,975,007 shares of our non-voting common stock held by them for 12,975,007 shares of our voting common stock. To implement these exchanges, we entered into share exchange agreements with these persons in February 2009. These shares are subject to the terms and conditions set forth in our restricted stock plan, the restricted stock award agreements entered into with these persons in connection with the original issuance of their shares of non-voting common stock and our stockholders’ agreement pursuant to which these persons have certain registration rights. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights”. Effective May 19, 2010, all outstanding shares of non-voting common stock were converted into voting common stock. The table below sets forth the number of shares of voting common stock issued to our directors, executive officers, selling stockholders and their affiliates in exchange for an equal number of shares of non-voting common stock:

Name	Number of Shares

Etienne H. Deffarges	4,573,334
Steven N. Kaplan	163,334
Gregory N. Kazarian	980,000
The Shultz 1989 Family Trust(1)	352,800
Spiegel Family LLC(2)	2,940,000
John T. Staton Declaration of Trust(3)	392,000
John Ducharme	784,000
Paul Daversa	1,443,673
SBS Revocable Trust u/a/d November 20, 2000(4)	1,306,665
Other selling stockholders*	39,200

*	Other selling stockholders beneficially owning in the aggregate less than 1% of the outstanding shares.

(1)	George P. Shultz, a member of our board of directors, and his wife are the beneficiaries of The Shultz 1989 Family Trust.

(2)	Arthur H. Spiegel, III, a member of our board of directors, and his wife are the managing members of Spiegel Family LLC, the members of which are members of Mr. Spiegel’s immediate family.

(3)	John T. Staton, our chief financial officer and treasurer, is the trustee of John T. Staton Declaration of Trust, the beneficiaries of which are members of Mr. Staton’s immediate family.

(4)	Stephen Smith, a selling stockholder, is the trustee of SBS Revocable Trust u/a/d November 20, 2000, the beneficiaries of which are members of Mr. Smith’s immediate family.

Management Investments in Our Company

We have not sold any shares of preferred stock since January 1, 2007. Between August 2003 and December 2005, we raised approximately $16.1 million from the sale of preferred stock to private investors principally consisting of our 5% stockholders, directors, executive officers and their affiliates. All outstanding shares of preferred stock will automatically convert into shares of common stock upon the closing of this offering, and the holders thereof will be entitled to receive in addition to such shares of common stock the liquidation preference payments described below under “Liquidation Preference Payments”. Each of our four executive officers made one or more cash investments in our company on the same terms as applicable to the other investors in these preferred stock financings. The cash investments of Ms. Tolan and Mr. Deffarges together represented more than 10% of the aggregate proceeds from our preferred stock financings. Upon the closing of this offering, the shares of preferred stock held by our four executive officers and their affiliates will automatically convert into an aggregate of 3,418,624 shares of common stock.

Liquidation Preference Payments

Concurrently with the closing of this offering, upon the automatic conversion of shares of our preferred stock as described in the preceding paragraph, we are required to make liquidation preference payments to the holders of our outstanding preferred stock in amounts equal to the original purchase price per share plus any accrued but unpaid dividends. Each holder is entitled to elect to receive such payment in cash or in shares of common stock valued at the initial public offering price per share set forth on the cover of this prospectus. The following table sets forth the liquidation preference payments to be made to our directors, executive officers, selling stockholders and holders of more than 5% of our voting securities who hold shares of our preferred stock and, based on elections received by such holders, the allocation of such payments between cash and shares of common stock:

Name	Shares	Cash	Total Payment

Accretive Investors SBIC, L.P.	603,218	—	$7,238,625
FW Oak Hill Accretive Healthcare Investors, L.P.	502,696	—	$6,032,357
Mary A. Tolan	104,599	—	$1,255,199
John T. Staton Declaration of Trust	—	$78,946	$78,946
Etienne H. Deffarges	—	$530,132	$530,132
Steven N. Kaplan	—	$88,212	$88,212
Gregory N. Kazarian	—	$69,979	$69,979
The Shultz 1989 Family Trust	11,052	—	$132,633
Spiegel Family LLC	42,226	—	$506,714
John Ducharme	—	$119,965	$119,965
Other selling stockholders*	1,221	—	$14,663
Total	1,265,012	$887,234	$16,067,425

*	Other selling stockholders beneficially owning in the aggregate less than 1% of the outstanding shares.

Stock Repurchase

In July 2008, we repurchased 130,665 shares of our common stock from Christine M. Rakoci, a former senior executive of our company and one of the selling stockholders, for $11.14 per share, representing an aggregate purchase price of $1,455,985.

Certain Employment Arrangements

We employ Kyle Hupach, the brother-in-law of Gregory N. Kazarian, our senior vice president, as a director of revenue cycle operations. Mr. Hupach’s current annual base salary is $123,250, and he also participates in our standard employee benefits package. In 2008 and 2009, Mr. Hupach’s total compensation, including salary, bonus and the amount of share-based compensation expense that we recognized for financial statement reporting purposes for stock options previously granted to him, was $167,678.

Registration Rights

We are a party to a stockholders’ agreement with certain of our stockholders, including the following directors, executive officers, selling stockholders and holders of more than 5% of our voting securities and their affiliates: Mary A. Tolan, Etienne H. Deffarges, Gregory N. Kazarian, John T. Staton Declaration of Trust, Steven N. Kaplan, The Shultz 1989 Family Trust, Spiegel Family LLC, Paul Daversa, John Ducharme, Christine M. Rakoci, SBS Revocable Trust u/a/d November 20, 2000, Accretive Investors SBIC, L.P. and FW Oak Hill Accretive Healthcare Investors, L.P., as well as other selling stockholders beneficially owning in the aggregate less than 1% of our outstanding shares. Pursuant to the registration rights provisions of the stockholders’ agreement, the foregoing stockholders are selling a portion of their shares in this offering. See “Principal and Selling Stockholders”. In addition, after the contractual lock-up agreements in connection with this offering expire, the stockholders who are parties to the stockholders’ agreement will have the right to require us to register all or a portion of their shares under the Securities Act under specific circumstances and subject to certain limitations. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights”.

Indemnification

Our restated certificate of incorporation that will be in effect upon the closing of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors and executive officers that are broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. For more information regarding these agreements, see “Management — Limitation of Liability and Indemnification” and “Description of Capital Stock — Limitation of Liability and Indemnification of Officers and Directors”.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy to set forth policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. Our related person transaction policy contains exceptions for any transaction or interest that is not considered a related person transaction under SEC rules as in effect from time to time.

Any related person transaction proposed to be entered into by us must be reported to our general counsel and will be reviewed and approved by the audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction whenever practicable. If our general counsel determines that advance approval of a related person transaction is not practicable under the circumstances, the audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee. Alternatively, our general counsel may present a related person transaction arising in the time period between meetings of the audit committee to the chair of the audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

In addition, any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

Transactions involving compensation of executive officers will be reviewed and approved by the compensation committee in the manner specified in the charter of the compensation committee.

A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in the policy after full disclosure of the related person’s interests in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of business of our company;

•	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than the terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee will review all relevant information available to it about the related person transaction. The audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The audit committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of May 3, 2010, by:

•	each of our directors;

•	each of our named executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days after May 3, 2010. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 81,984,028 shares outstanding as of May 3, 2010, assuming (1) the conversion of all outstanding shares of non-voting common stock into shares of voting common stock effected May 19, 2010, (2) the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering and (3) the issuance of 615,649 shares of common stock upon cashless exercises of outstanding warrants prior to the closing of this offering. Percentage ownership calculations for beneficial ownership after this offering reflect (1) the shares we are offering hereby, (2) the issuance of 100,000 shares of common stock to FT Partners contemporaneously with the closing of this offering, which FT Partners has elected in writing to receive in satisfaction of a fee for financial advisory services in respect of this offering, and (3) the issuance of 1,265,012 shares of common stock in satisfaction of the liquidation preference payments required to be made to the holders of our outstanding preferred upon the closing of this offering, based upon payment elections received from such holders. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Accretive Health, Inc., 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611.

In addition, in computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are immediately exercisable or exercisable within 60 days of May 3, 2010. We did not deem the shares subject to these options and warrants to be outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

						Shares to be	Shares Beneficially
						Sold if	Owned After the
						Underwriters’	Offering if
	Shares Beneficially Owned			Shares Beneficially Owned		Option is	Underwriters’ Option
	Prior to Offering		Number of	After Offering		Exercised in	is Exercised in Full
Name of Beneficial Owner	Number	Percentage	Shares Offered	Number	Percentage	Full	Number	Percentage

5% Stockholders
Accretive Investors SBIC, L.P.(1)	21,512,214	26.2%	865,520	20,646,694	22.9%	129,828	20,516,866	22.5%
FW Oak Hill Accretive Healthcare Investors, L.P.(2)	17,927,458	21.9%	721,292	17,206,166	19.1%	108,194	17,097,972	18.8%
Ascension Health(3)	8,067,502	9.8%	342,100	7,725,402	8.5%	51,315	7,674,087	8.4%
Executive Officers and Directors
Mary A. Tolan(4)	15,209,014	18.3%	625,240	14,583,774	16.0%	93,786	14,489,988	15.7%
John T. Staton(5)	1,702,470	2.0%	64,921	1,637,549	1.8%	9,738	1,627,811	1.8%
Etienne H. Deffarges(6)	6,062,056	7.3%	250,937	5,811,119	6.4%	37,641	5,773,478	6.3%
Gregory N. Kazarian(7)	1,432,308	1.7%	59,290	1,373,018	1.5%	8,893	1,364,125	1.5%
Edgar M. Bronfman, Jr.(8)	52,265	*	—	52,265	*	—	52,265	*
J. Michael Cline(9)	21,564,479	26.3%	865,520	20,698,959	23.0%	129,828	20,569,131	22.6%
Steven N. Kaplan(10)	460,331	*	16,891	443,440	*	2,534	440,906	*
Denis J. Nayden(11)	52,265	*	—	52,265	*	—	52,265	*
George P. Shultz(12)	774,281	*	29,430	744,851	*	4,414	740,437	*
Arthur H. Spiegel, III(13)	4,166,294	5.1%	170,713	3,995,581	4.4%	25,607	3,969,974	4.4%
Mark A. Wolfson(14)	52,265	*	—	52,265	*	—	52,265	*
All current executive officers and directors as a group (11 persons)(15)	51,528,028	60.2%	2,082,942	49,445,086	52.8%	312,441	49,132,645	51.9%
Other Selling Stockholders
Paul Daversa(16)	1,443,673	1.8%	25,011	1,418,662	1.6%	3,752	1,414,910	1.6%
Stephen Smith(17)	1,306,665	1.6%	54,089	1,252,576	1.4%	8,113	1,244,463	1.4%
Christine M. Rakoci(18)	1,176,000	1.4%	48,680	1,127,320	1.3%	7,302	1,120,018	1.2%
John Ducharme(19)	1,053,991	1.3%	25,292	1,028,699	1.1%	3,794	1,024,905	1.1%
Other stockholders (2 persons)(20)	820,836	*	33,927	786,909	*	5,089	781,820	*

(1)	Accretive Associates SBIC, LLC is the general partner of Accretive Investors SBIC, L.P. Mr. Cline is the managing member of Accretive Associates SBIC, LLC, and may be deemed to have sole voting and investment power with respect to the shares held by Accretive Investors SBIC, L.P. Also includes 603,218 shares of common stock which Accretive Investors SBIC, L.P. has elected to receive in satisfaction of the liquidation preference payment required to be made to it upon the closing of this offering. The address of Accretive Investors SBIC, L.P. is c/o Accretive, LLC, 51 Madison Avenue, 31st Floor, New York, New York 10010.

(2)	Group VI 31, L.L.C. is the general partner of FW Oak Hill Accretive Healthcare Investors, L.P. (the “Oak Hill Partnership”). The sole member of Group VI 31, L.L.C. is J. Taylor Crandall, who disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. J. Taylor Crandall exercises voting and investment power with respect to such shares. Messrs. Nayden and Wolfson are limited partners of the Oak Hill Partnership, and Mr. Wolfson is a Vice President and Assistant Secretary of Group VI 31, L.L.C. Neither Mr. Nayden nor Mr. Wolfson is deemed to have voting or investment power with respect to any shares held by the Oak Hill Partnership by virtue of their roles as limited partners of the Oak Hill Partnership or, in the case of Mr. Wolfson, by virtue of his position with Group VI 31, L.L.C. Also includes 502,696 shares of common stock which the Oak Hill Partnership has elected to receive in satisfaction of the liquidation preference payment required to be made to it upon the closing of this offering. The address of the Oak Hill Partnership is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

(3)	Ascension Health is a Missouri not-for-profit corporation. Anthony J. Speranzo, Ascension Health’s senior vice president and chief financial officer, has sole voting and investment power with respect to the shares held by Ascension Health. Mr. Speranzo disclaims beneficial ownership of such shares. Includes 615,649 shares of common stock to be issued upon the cashless exercise of outstanding warrants prior to the closing of this offering. The address of Ascension Health is 4600 Edmundson Road, St. Louis, Missouri 63134.

(4)	Includes 2,587,200 shares held by Tolan Family Trust U/A/D 6/29/03, John G. Tolan and Margaret A. Coughlin as Trustees, and 646,800 shares held by Tolan Gamma Trust U/A/D 12/31/06, Angie Selden and John G. Tolan, as Co-Trustees. The beneficiaries of these trusts are members of Ms. Tolan’s immediate family. Members of Ms. Tolan’s immediate family share voting and investment power with respect to the shares held by these trusts. Also includes 1,176,000 shares subject to options exercisable within 60 days of May 3, 2010 (of which no shares would be vested if purchased upon exercise of these options as of May 3, 2010) and 104,599 shares of common stock which Ms. Tolan has elected to receive in satisfaction of the liquidation preference payment required to be made to her upon the closing of this offering.

(5)	Consists of 156,834 shares held by John T. Staton Declaration of Trust, 313,600 shares held by John T. Staton 2009 Grantor Retained Annuity Trust and 1,232,036 shares subject to options exercisable within 60 days of May 3, 2010 (of which 781,236 shares would be vested if purchased upon exercise of these options as of May 3, 2010). The beneficiaries of John T. Staton Declaration of Trust and John T. Staton 2009 Grantor Retained Annuity Trust are members of Mr. Staton’s immediate family. Mr. Staton is the trustee of such trusts and exercises sole voting and investment power with respect to the shares held by the trusts. John T. Staton Declaration of Trust is selling 64,921 shares in this offering and an additional 9,738 shares if the underwriters exercise their option to purchase additional shares.

(6)	Includes 509,600 shares subject to options exercisable within 60 days of May 3, 2010 (of which no shares would be vested if purchased upon exercise of these options as of May 3, 2010).

(7)	Includes 545,468 shares held by the Irrevocable 2009 Gregory N. Kazarian Trust, 353,717 shares held by the Irrevocable 2009 Kazarian Children’s Trust, 170,069 shares held by Kazarian Family LLC and 282,240 shares subject to options exercisable within 60 days of May 3, 2010 (of which no shares would be vested if purchased upon exercise of these options as of May 3, 2010). The beneficiaries of the trusts are members of Mr. Kazarian’s immediate family. Mr. Kazarian’s wife and sister are the trustees of the Irrevocable 2009 Gregory N. Kazarian Trust and share voting and investment power with respect to the shares held by the trust. Gregory S. Davis is the trustee of the Irrevocable 2009 Kazarian Children’s Trust and exercises sole voting and investment power with respect to the shares held by the trust. Mr. Davis disclaims beneficial ownership of such shares. Mr. Kazarian is the manager member of Kazarian Family LLC. Mr. Kazarian is selling 11,593 shares in this offering and an additional 1,739 shares if the underwriters exercise their option to purchase additional shares. Kazarian Family LLC is selling 47,697 shares in this offering and an additional 7,154 shares if the underwriters exercise their option to purchase additional shares.

(8)	Consists of 52,265 shares subject to options exercisable within 60 days of May 3, 2010 (of which no shares would be vested if purchased upon exercise of these options as of May 3, 2010). Mr. Bronfman is a member of Accretive Associates SBIC, LLC, which is the general partner of Accretive Investors SBIC, L.P., but exercises no voting or investment power with respect to the shares held by Accretive Investors SBIC, L.P. Mr. Bronfman disclaims beneficial ownership of the shares held by Accretive Investors SBIC, L.P.

(9)	Consists of the shares described in note 1 above and 52,265 shares subject to options exercisable within 60 days of May 3, 2010 (of which no shares would be vested if purchased upon exercise of these options as of May 3, 2010). Mr. Cline is the managing member of Accretive Associates SBIC, LLC, which is the general partner of Accretive Investors SBIC, L.P. and, as such, may be deemed to have sole voting and investment power with respect to the shares described in note 1 above.

(10)	Includes 52,265 shares subject to options exercisable within 60 days of May 3, 2010 (of which no shares would be vested if purchased upon exercise of these options as of May 3, 2010).

(11)	Consists of 52,265 shares subject to options exercisable within 60 days of May 3, 2010 (of which no shares would be vested if purchased upon exercise of these options as of May 3, 2010). Mr. Nayden is not deemed to have voting or investment power with respect to any shares held by the Oak Hill Partnership as a limited partner. See note 2 above.

(12)	Consists of 710,964 shares held by The Shultz 1989 Family Trust, of which Mr. Shultz and his wife are the beneficiaries, 52,265 shares subject to options exercisable within 60 days of May 3, 2010 (of which no shares would be vested if purchased upon exercise of these options as of May 3, 2010) and 11,052 shares of common stock which The Shultz 1989 Family Trust has elected to receive in satisfaction of the liquidation preference payment required to be made to it upon the closing of this offering. George T. Argyris is the trustee for the trust and exercises sole voting and investment power with respect to the shares held by the trust. Mr. Argyris disclaims beneficial ownership of such shares. The Shultz 1989 Family Trust is selling

29,430 shares in this offering and an additional 4,414 shares if the underwriters exercise their option to purchase additional shares.

(13)	Consists of 4,071,803 shares held by Spiegel Family LLC, the members of which are members of Mr. Spiegel’s immediate family, 52,265 shares subject to options exercisable within 60 days of May 3, 2010 (of which no shares would be vested if purchased upon exercise of these options as of May 3, 2010) and 42,226 shares of common stock which Spiegel Family LLC has elected to receive in satisfaction of the liquidation preference payment required to be made to it upon the closing of this offering. Mr. Spiegel and his wife are the managing members of Spiegel Family LLC and exercise shared voting and investment power with respect to such shares. Spiegel Family LLC is selling 170,713 shares in this offering and an additional 25,607 shares if the underwriters exercise their option to purchase additional shares.

(14)	Consists of 52,265 shares subject to options exercisable within 60 days of May 3, 2010 (of which no shares would be vested if purchased upon exercise of these options as of May 3, 2010). Mr. Wolfson is not deemed to have voting or investment power with respect to any shares held by the Oak Hill Partnership as a limited partner or as a Vice President or Assistant Secretary of Group VI 31, L.L.C. See note 2 above.

(15)	Does not include the shares described in note 2 above. Includes 3,565,731 shares subject to options exercisable within 60 days of May 3, 2010 (of which 781,236 shares would be vested if purchased upon exercise of these options as of May 3, 2010) and 761,095 shares of common stock which executive officers and directors have elected to receive in satisfaction of the liquidation preference payment required to be made to them upon the closing of this offering.

(16)	Includes 235,200 shares held by Daversa 2009 GRAT dated 8/20/09. The beneficiaries of Daversa 2009 GRAT dated 8/20/09 are members of Mr. Daversa’s immediate family. Mr. Daversa’s brother is the trustee of this trust and exercises sole voting and investment power with respect to the shares held by it. Mr. Daversa is selling 25,011 shares in this offering and an additional 3,752 shares if the underwriters exercise their option to purchase additional shares. Mr. Daversa is a consultant to us.

(17)	Consists of 431,200 shares held by Stephen Smith as Trustee of the Smith 2009 Grantor Retained Annuity Trust and 875,465 shares held by SBS Revocable Trust u/a/d November 20, 2000. Mr. Smith is the trustee of these trusts and exercises sole voting and investment power with respect to the shares held by them. SBS Revocable Trust u/a/d November 20, 2000 is selling 54,089 shares in this offering and an additional 8,113 shares if the underwriters exercise their option to purchase additional shares. Mr. Smith is one of our employees.

(18)	Ms. Rakoci is one of our former employees.

(19)	Includes 392,000 shares held by Sheryl M. Ducharme, as trustee of the John Ducharme 2009 Grantor Retained Annuity Trust under agreement dated November 6, 2009, 215,063 shares held by Ducharme Family Partnership and 54,928 shares held by individual retirement accounts owned by Mr. Ducharme and members of his immediate family. Mr. Ducharme is managing partner of Ducharme Family Partnership and exercises sole voting and investment power with respect to the shares held by it. Mr. Ducharme is selling 16,227 shares in this offering and an additional 2,434 shares if the underwriters exercise their option to purchase additional shares. Ducharme Family Partnership is selling 9,065 shares in this offering and an additional 1,360 shares if the underwriters exercise their option to purchase additional shares. Mr. Ducharme is one of our employees.

(20)	Other stockholders beneficially owning in the aggregate less than 1% of the outstanding shares. Includes 439,040 shares subject to options exercisable within 60 days of May 3, 2010 (of which 58,800 shares would be vested if purchased upon exercise of these options as of May 3, 2010), and 1,221 shares of common stock which a holder has elected to receive in satisfaction of the liquidation preference payment required to be made to the holder upon the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

General

Upon consummation of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of April 30, 2010, there were 81,368,379 shares of our common stock outstanding, held of record by 89 stockholders, assuming the conversion of all outstanding shares of convertible preferred stock into common stock and the conversion of all outstanding shares of non-voting common stock into voting common stock.

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors out of funds legally available therefor, subject to any preferential dividend or other rights of any then outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

As of April 30, 2010, 16,076,525 shares of common stock were issuable upon the exercise of stock options outstanding and exercisable at a weighted-average exercise price of $9.17 per share, of which 5,737,931 shares with a weighted average exercise price of $3.37 per share would be vested if purchased upon exercise of these options as of April 30, 2010.

Warrants

As of April 30, 2010, 1,749,064 shares of voting common stock were issuable upon the exercise of warrants outstanding and exercisable at a weighted-average exercise price of $8.03 per share and 3,266,668 shares of non-voting common stock were issuable upon the exercise of warrants outstanding and exercisable at a weighted-average exercise price of $0.29 per share. The warrants to purchase 1,749,064 shares of voting common stock may be exercised by paying the exercise price in cash or pursuant to a cashless exercise feature based on the fair market value per share of our common stock, but the warrants to purchase 3,266,668 shares of non-voting common stock may be exercised only by paying the exercise price in cash. Prior to the closing of this offering, we will issue 615,649 shares of common stock upon cashless exercises of outstanding warrants.

Upon the conversion of all outstanding shares of non-voting common stock into shares of voting common stock, which was effected May 19, 2010, any warrants to purchase non-voting common stock that are not exercised prior to this offering will remain outstanding and will be warrants to purchase shares of voting common stock.

Registration Rights

We have entered into a stockholders’ agreement with certain of our stockholders. After the completion of this offering and the sale by the selling stockholders of the shares of common stock offered by them hereby, holders of an aggregate of 75,259,073 shares of outstanding common stock and shares issuable upon exercise of outstanding warrants will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The following description of these registration rights is intended as a summary only and is qualified in its entirety by reference to the stockholders’ agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Demand Registration Rights.  Beginning 181 days after the effective date of the registration statement of which this prospectus forms a part, subject to the contractual lock-up agreements, the holders of at least 50% of our shares of common stock having registration rights under the stockholders’ agreement, provided such shares represent at least 25% of our outstanding common stock on a fully-diluted basis, may demand that we register all or a portion of their shares under the Securities Act, subject to certain limitations. In addition, each of the three parties to the stockholders’ agreement holding more than 12% of our common stock on an as-converted basis as of September 25, 2009 (Mary A. Tolan, Accretive Investors SBIC, L.P. and FW Oak Hill Accretive Healthcare Investors, L.P.) may demand on one occasion that we register all or a portion of its shares under the Securities Act, provided that the shares to be registered have an aggregate market value of at least $50 million or represent at least 5% of our then outstanding common stock. We are not required to file (1) a registration statement less than six months after the effective date of a registration statement effected pursuant to this requirement of the stockholders’ agreement or (2) more than five registration statements pursuant to this requirement under the stockholders’ agreement. In addition, we may not register any shares of our common stock held by a stockholder who is not a party to the stockholders’ agreement in a registration statement requested to be filed pursuant to the terms of the stockholders’ agreement.

Incidental Registration Rights.  If at any time we propose to register shares of our common stock under the Securities Act, other than a registration statement on Form S-4 or Form S-8, the holders of registrable shares under the stockholders’ agreement will be entitled to notice of our intention to file a registration statement and, subject to certain exceptions, have the right to require us to use best efforts to register all or a portion of the registrable shares held by them. In the event that any registration in which the holders of registrable shares participate pursuant to the stockholders’ agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. A total of 3,333,333 shares of common stock are being sold in this offering by selling stockholders (plus up to 500,000 additional shares that the underwriters have an option to purchase from selling stockholders) pursuant to these incidental registration rights granted under the stockholders’ agreement.

Pursuant to the stockholders’ agreement, we are required to pay all registration fees and expenses, including the reasonable fees and disbursements of one counsel for the participating stockholders, and indemnify each participating stockholder with respect to each registration of registrable shares that is effected.

In connection with any underwritten offering pursuant to the registration rights granted under the stockholders’ agreement, each holder of registrable shares has agreed, whether or not such holder’s registrable shares are included in such registration, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of any registrable shares or of any security convertible into or exchangeable or exercisable for any registrable shares (other than as part of such underwritten offering), without the consent of the managing underwriter of the offering, during a period commencing seven days before and ending 180 days (or such lesser number as the managing underwriter shall designate) after the effective date of such registration. In addition, we have agreed, if required by the managing underwriter of the offering, not to effect any public sale or distribution of any of our equity or debt securities, or securities convertible into or exchangeable or exercisable for any of our equity or debt securities, during a period commencing seven days before and ending 180 (or such lesser number as the managing underwriter shall designate) days after the effective date of such registration, except for shares sold in such underwritten offering or except in connection with a stock option plan, stock purchase plan, savings or similar plan, or an acquisition, merger or exchange offer.

In addition, approximately one year after this offering, we intend to file a registration statement on Form S-3 under the Securities Act to register the resale of the shares of common stock issued to Ascension Health upon exercise of its warrants (a maximum of 1,052,913 shares) and to register the resale of up to an additional 2,623,593 shares of common stock held by Ascension Health.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws

Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Classified Board; Removal of Directors

Our certificate of incorporation and bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all the stockholders would be entitled to cast in an election of directors or class of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office, although less than a quorum. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors.

Advance Notice Requirements for Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. This written notice must contain certain information specified in our bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above under “— Classified Board; Removal of Directors” and “— Stockholder Action by Written Consent; Special Meetings”.

Limitation of Liability and Indemnification of Officers and Directors

Our restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our restated certificate of incorporation also provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to permit the further elimination or limiting of the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

In addition, our restated certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

New York Stock Exchange

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “AH”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or warrants or in the public market after this offering, or the anticipation of those sales, could adversely affect the public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “AH”.

Upon the closing of this offering, we will have outstanding an aggregate of 90,015,707 shares of common stock, assuming no exercise by the underwriters of their option to purchase additional shares from us and no exercise of then outstanding options or warrants. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 80,015,707 shares of common stock will be “restricted securities”, as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

	Shares Eligible
Date Available for Sale	for Sale	Comment

Date of prospectus	10,158,454	Shares sold in the offering and shares saleable under Rule 144 that are not subject to a lock-up

90 days after date of prospectus	33,320	Shares saleable under Rules 144 and 701 that are not subject to a lock-up

180 days after date of prospectus	79,823,933	Lock-up released; shares saleable under Rules 144 and 701

In addition, of the 16,076,525 shares of our common stock that were subject to stock options outstanding as of April 30, 2010, 5,737,931 shares would be vested if purchased upon exercise of these options and would be eligible for sale subject to the lock-up agreements and securities laws described below. The 5,015,732 shares of our common stock that were subject to warrants outstanding as of April 30, 2010 were exercisable as of April 30, 2010 and, upon exercise will be eligible for sale subject to the lock-up agreements and securities laws described below.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 900,157 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NYSE concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement entered into before the effective date of this offering is entitled to sell such shares 90 days after this offering in reliance on Rule 144.

Lock-up Agreements

Our officers and directors and the holders of substantially all of our outstanding shares of common stock have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, options or warrants to purchase shares of common stock or securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereafter acquired, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, on behalf of the underwriters.

The 180-day restricted period will be automatically extended under the following circumstances:

•	if, during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or

•	if, prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreement.

Stock Options and Warrants

As of April 30, 2010, 16,076,525 shares of common stock were issuable upon the exercise of stock options outstanding, of which 5,737,931 shares would be vested if purchased upon exercise of these options as of April 30, 2010. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our prior option plan and our 2010 stock incentive plan, as well as to register the resale of the shares of common stock issued under our restricted stock plan. Approximately one year after this offering, we also intend to file a registration statement on Form S-3 under the Securities Act to register the resale of the shares of common stock issued to Ascension Health upon exercise of its warrants.

As of April 30, 2010, 1,749,064 shares of voting common stock were issuable upon the exercise of outstanding warrants and 3,266,668 shares of non-voting common stock were issuable upon the exercise of outstanding warrants. The warrants to purchase 1,749,064 shares of voting common stock may be exercised by paying the exercise price in cash or pursuant to a cashless exercise feature based on the fair market value per share of our common stock, but the warrants to purchase 3,266,668 shares of non-voting common stock may be exercised only by paying the exercise price in cash. Prior to the closing of this offering, we will issue 615,649 shares of common stock upon cashless exercises of outstanding warrants. Any shares purchased by our non-affiliates pursuant to the cashless exercise feature of the warrants to purchase voting common stock will be freely tradable under Rule 144(b)(1), subject to the 180-day lock-up period described above. Upon the closing of this offering, all outstanding warrants to purchase shares of voting common stock that are not exercised prior to this offering will be cancelled. Upon the conversion of all outstanding shares of non-voting common stock into shares of voting common stock prior to the closing of this offering, any warrants to purchase non-voting common stock that are not exercised prior to this offering will remain outstanding following this offering and will be warrants to purchase shares of voting common stock.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock. This discussion applies only to a non-U.S. holder (as defined below) of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to investors that hold our common stock as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income and estate taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income or estate tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell our common stock under the constructive sale provisions of the Code and persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. In addition, this discussion does not address any U.S. federal gift tax consequences or any state, local or foreign tax consequences. Prospective investors should consult their tax advisors regarding the U.S. federal, state, local alternative minimum and foreign income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income and estate tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof;

•	a partnership (including any entity or arrangement treated as a partnership for such purposes);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) that has made a valid election to be treated as a U.S. person for such purposes.

If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, that are attributable to a non-U.S. holder’s permanent establishment in the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, is attributable to a non-U.S. Holder’s permanent establishment in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from the sale of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognized on the disposition of our common stock generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

Federal Estate Tax

Our common stock that is owned or treated as owned for U.S. estate tax purposes by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes. Therefore, U.S. federal estate tax may be imposed with respect to the value of such stock, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends on our common stock paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person. Generally, information will be reported to the Internal Revenue Service regarding the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend and may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of our common stock by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

Prospective investors should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Recent Developments

Legislation was recently enacted into law that will materially change the requirements for obtaining an exemption from U.S. withholding tax and impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. In general, and depending on the specific facts and circumstances, the failure to comply with certain certification, information reporting and other specified requirements will result in a 30% withholding tax being imposed on “withholdable payments” to such institutions and entities, including payments of dividends and proceeds from the sale of our common stock. These rules will apply to payments made after December 31, 2012 with respect to our common stock. Prospective investors should consult their tax advisers regarding this legislation and the potential implications of this legislation on their investment in our common stock.

UNDERWRITING

Accretive Health, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the joint book-running managers and representatives of the underwriters. J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are also joint book-running managers on this transaction.

Underwriters	Number of Shares

Goldman, Sachs & Co.	3,500,000
Credit Suisse Securities (USA) LLC	3,500,000
J.P. Morgan Securities Inc.	1,250,000
Morgan Stanley & Co. Incorporated	1,250,000
Robert W. Baird & Co. Incorporated	250,000
William Blair & Company, L.L.C.	250,000

Total	10,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to purchase up to 1,000,000 additional shares from Accretive Health and 500,000 additional shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Accretive Health and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,000,000 additional shares from Accretive Health and 500,000 additional shares from the selling stockholders.

Paid by Accretive Health

	No Exercise	Full Exercise

Per Share	$0.84	$0.84
Total	$5,600,000	$6,440,000

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$0.72	$0.72
Total	$2,400,000	$2,760,000

Upon the completion of this offering, Accretive Health will pay FT Partners a fee of $1,200,000 (equal to 1% of the aggregate price of the shares offered hereby) for financial advisory services in respect of this offering. If the underwriters exercise their option to purchase additional shares, Accretive Health will pay FTP Securities LLC an additional fee equal to 1% of the aggregate purchase price of such shares, up to a maximum additional fee of $180,000 if the underwriters fully exercise their option to purchase additional shares. These fees will be paid through the issuance of shares of our common stock valued at the initial public offering price per share.

Reimbursement of expenses paid to FTP Securities LLC by Accretive Health will not exceed $175,000. Accretive Health has also agreed to indemnify FT Partners against certain losses, claims, damages and liabilities in connection with FT Partners’ financial advisory services. FT Partners has entered into a lock-up agreement with the underwriters with respect to these shares, and these shares will also be subject to limitations on resale imposed by Rule 144, each as described under the heading “Shares Eligible for Future Sale” elsewhere in this prospectus. Shares of common stock payable to FT Partners by Accretive Health are deemed underwriting compensation and are subject to the irrevocable 180-day lockup imposed by FINRA Rule 5110(g) beginning at the effective time of the registration statement of which this prospectus forms a part. FT Partners’ financial advisory services included assistance in financial and valuation modeling and advice with respect to the initial public offering process and equity capital market alternatives. None of Financial Technology Partners LP, FTP Securities LLC or any of their affiliates is acting as an underwriter of this offering.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.4802 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Accretive Health, its officers and directors, and holders of substantially all of the outstanding shares of its common stock, have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, options or warrants to purchase shares of common stock or securities convertible into, exchangeable for or that represent the right to receive shares of common stock, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, whether now owned or hereafter acquired, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, on behalf of the underwriters. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period Accretive Health issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, Accretive Health announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for our common stock. The initial public offering price has been negotiated among Accretive Health and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were Accretive Health’s historical performance, estimates of the business potential and earnings prospects of Accretive Health, an assessment of Accretive Health’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “AH”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Accretive Health and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of Accretive Health’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which is referred to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in

Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Accretive Health estimates that the total expenses of the offering payable by it, excluding underwriting discounts and commissions but including expenses of the selling stockholders payable by Accretive Health, will be approximately $6.2 million. The underwriters have agreed to reimburse Accretive Health for $800,000 (or $920,000 if the underwriters exercise their option to purchase additional shares in full) of its offering expenses, including printing, road show and other similar offering expenses.

Accretive Health and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

Directed Sale Program

At our request, the underwriters have reserved for sale to our officers, directors and employees, immediate family members of the foregoing, and other persons selected by us, up to 1,000,000 shares of the common stock offered by this prospectus, at the initial public offering price. Persons who purchase such shares of reserved common stock have agreed, during the period ending 180 days after the date of this prospectus, not to sell, transfer, assign, pledge or hypothecate such shares of common stock. This lock-up period will be extended if during the last 17 days of the lock-up period we issue a release about earnings or material news or events relating to us occurs, or, prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, in connection with this offering.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, as set forth in their report. We have included our consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

We are subject to the full informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.accretivehealth.com. Our website is not a part of this prospectus.

Accretive Health, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Accretive Health, Inc.

We have audited the accompanying consolidated balance sheets of Accretive Health, Inc. (formerly Healthcare Services Inc. d/b/a Accretive Health) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Accretive Health, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois
March 12, 2010, except for the “Stock Split” section
of Note 2, as to which the date is May 3, 2010.

Accretive Health, Inc.

Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	December 31,		March 31, 2010
	2008	2009	Actual	Pro forma
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$51,656	$43,659	$30,311	$30,311
Accounts receivable, net of allowance for doubtful accounts of $82 at December 31, 2008 and 2009 and March 31, 2010	20,206	27,519	30,849	30,849
Prepaid assets	1,031	4,283	3,743	3,743
Due from related party	1,261	1,273	1,276	1,276
Other current assets	1,374	1,337	1,276	1,276

Total current assets	75,528	78,071	67,455	67,455
Deferred income tax	—	7,739	7,956	7,956
Furniture and equipment, net	8,913	12,901	13,315	13,315
Goodwill	1,468	1,468	1,468	1,468
Other, net	995	3,293	5,057	5,057

Total assets	$86,904	$103,472	$95,251	$95,251

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$18,066	$11,967	$18,725	$18,725
Accrued service costs	23,547	27,742	26,458	26,458
Accrued compensation and benefits	9,147	12,114	4,298	4,298
Deferred income tax	—	4,188	4,190	4,190
Accrued taxes	1,208	41	—	—
Other accrued expenses	4,026	3,531	2,995	2,995
Deferred revenue	22,987	22,610	14,744	14,744
Preference payment	—	—	—	16,067

Current liabilities	78,981	82,193	71,410	87,477
Commitments and contingencies	—	—	—	—
Stockholders’ equity:
Convertible preferred stock, Series A, $0.01 par value, 32,317 shares authorized, issued and outstanding at December 31, 2008 2009 and March 31, 2010	—	—	—	—
Convertible preferred stock, Series D, $0.01 par value, 1,267,224 shares authorized, issued, and outstanding at December 31, 2008 and 2009 and March 31, 2010	13	13	13	—
Preferred stock, $0.01 par value; no shares authorized; issued or outstanding, actual; 5,000,000 shares authorized and no shares issued or outstanding, pro forma	—	—	—	—
Series B common stock, $0.01 par value, 68,600,000 shares authorized, 31,992,535, 32,156,932 and 32,186,858 shares issued and outstanding at December 31, 2008 and 2009, and March 31, 2010 respectively	82	82	82	—
Series C common stock, $0.01 par value, 31,360,000 shares authorized, 4,985,189, 5,257,727 and 5,343,477 shares issued and outstanding at December 31, 2008 and 2009 and March 31, 2010 respectively	13	13	13	—
Common Stock, $0.01 par value, 500,000,000 shares authorized, 81,326,955 shares issued and outstanding as of March 31, 2010, pro forma	—	—	—	108
Additional paid-in capital	38,401	51,777	53,878	37,811
Non-executive employee loans for stock option exercises	(263)	(120)	(107)	(107)
Accumulated deficit	(30,101)	(30,452)	(30,138)	(30,138)
Cumulative translation adjustment	(222)	(34)	100	100

Total stockholders’ equity	7,923	21,279	23,841	7,774

Total liabilities and stockholders’ equity	$86,904	$103,472	$95,251	$95,251

See accompanying notes to consolidated financial statements

Accretive Health, Inc.

Consolidated Statements of Operations
(In thousands, except share and per share amounts)

	Year Ended December 31			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Net services revenue	$240,725	$398,469	$510,192	$112,467	$125,937
Costs of services	197,676	335,211	410,711	92,703	102,289

Operating margin	43,049	63,258	99,481	19,764	23,648
Other operating expenses:
Infused management and technology	27,872	39,234	51,763	11,175	14,909
Selling, general, and administrative	15,657	21,227	30,153	8,817	7,567

Total operating expenses	43,529	60,461	81,916	19,992	22,476
Income (loss) from operations	(480)	2,797	17,565	(228)	1,172
Net interest income (expense)	1,710	710	(9)	44	8

Net income (loss) before provision for income taxes	1,230	3,507	17,556	(184)	1,180
Provision for income taxes	456	2,264	2,966	454	866

Net income (loss)	$774	$1,243	$14,590	$(638)	$314
Dividends on preferred shares	—	(8,048)	(8,044)	—	—

Net income (loss) applicable to common shareholders	$774	$(6,805)	$6,546	$(638)	$314

Net income (loss) per common share
Basic	$0.01	$(0.19)	$0.17	$(0.02)	$0.00
Diluted	0.01	(0.19)	0.15	(0.02)	0.00
Weighted-average shares used in calculating net income (loss) per common share
Basic	32,968,085	36,122,470	36,725,194	36,522,491	36,943,691
Diluted	40,360,362	36,122,470	43,955,167	36,522,491	44,371,648
Pro forma earnings per common share (unaudited)
Basic			$0.18		$0.00
Diluted			0.16		0.00

See accompanying notes to consolidated financial statements

Accretive Health, Inc.

Consolidated Statements of Stockholders’ Equity
(In thousands, except share amounts)

										Non-Executive
										Employee
	Convertible		Convertible							Loans
	Preferred Stock		Preferred Stock		Series B		Series C		Additional	for Stock		Cumulative
	Series A		Series D		Common Stock		Common Stock		Paid-In	Option	Accumulated	Translation		Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Exercises	Deficit	Adjustment	Total	Income

Balance at December 31, 2006	32,317	$—	1,267,224	$13	15,297,306	$39	16,536,249	$42	$20,457	$(365)	$(17,020)	$—	$3,166

Issuance of class B common stock	—	—	—	—	3,458,945	9	—	—	5,481	—	—	—	5,490	—
Issuance of class C common stock	—	—	—	—	—	—	156,404	—	327	—	—	—	327	—
Exercise of vested stock options	—	—	—	—	—	—	62,802	—	39	—	—	—	39	—
Vesting of previously exercised options	—	—	—	—	—	—	994,939	3	697	—	—	—	700
Repayments of amounts loaned to employees related to stock option exercises, net	—	—	—	—	—	—	—	—	—	45	—	—	45	—
Share repurchases	—	—	—	—	—	—	(258,802)	(1)	(655)	—	—	—	(656)	—
Issuance of stock warrants	—	—	—	—	—	—	—	—	5,081	—	—	—	5,081	—
Compensation expense related to restricted common stock	—	—	—	—	—	—	—	—	38	—	—	—	38	—
Compensation expense related to stock options	—	—	—	—	—	—	—	—	896	—	—	—	896	—
Currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	10	10	10
Net income	—	—	—	—	—	—	—	—	—		774	—	774	774

Balance at December 31, 2007	32,317	$—	1,267,224	$13	18,756,251	$48	17,491,592	$44	$32,361	$(320)	$(16,246)	$10	$15,910	$784

Implementation of FASB Interpretation No. 48	—	—	—	—	—	—	—	—	—	—	(97)	—	(97)	—
Exchange of Series C to Series B Stock	—	—	—	—	12,975,007	33	(12,975,007)	(33)	—	—	—	—	—	—
Issuance of class B common stock	—	—	—	—	261,277	1	—	—	—	—	—	—	1	—
Exercise of vested stock options	—	—	—	—	—	—	14,700	—	18	—	—	—	18	—
Vesting of previously exercised options	—	—	—	—	—	—	589,470	2	649	—	—	—	651	—
Repayments of amounts loaned to employees related to stock option exercises, net	—	—	—	—	—	—	—	—	—	57	—	—	57	—
Share repurchases	—	—	—	—	—	—	(135,566)	—	(1,510)	—	—	—	(1,510)	—
Issuance of stock warrants	—	—	—	—	—	—	—	—	3,332	—	—	—	3,332	—
Compensation expense related to restricted common stock	—	—	—	—	—	—	—	—	5	—	—	—	5	—
Compensation expense related to stock options	—	—	—	—	—	—	—	—	3,546	—	—	—	3,546	—
Currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	(232)	(232)	(232)
Dividends declared	—	—	—	—	—	—	—	—	—	—	(15,001)	—	(15,001)	—
Net income	—	—	—	—	—	—	—	—	—	—	1,243	—	1,243	1,243

Balance at December 31, 2008	32,317	$—	1,267,224	$13	31,992,535	$82	4,985,189	$13	$38,401	$(263)	$(30,101)	$(222)	$7,923	$1,011

Accretive Health, Inc.

Consolidated Statements of Stockholders’ Equity — (Continued)
(In thousands, except share amounts)

										Non-Executive
										Employee
	Convertible		Convertible							Loans
	Preferred Stock		Preferred Stock		Series B		Series C		Additional	for Stock		Cumulative
	Series A		Series D		Common Stock		Common Stock		Paid-In	Option	Accumulated	Translation		Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Exercises	Deficit	Adjustment	Total	Income

Balance at December 31, 2008	32,317	$—	1,267,224	$13	31,992,535	$82	4,985,189	$13	$38,401	$(263)	$(30,101)	$(222)	$7,923

Exercise of vested stock options	—	—	—	—	—	—	116,620	—	209	—	—	—	209	—
Vesting of previously exercised options	—	—	—	—	—	—	161,210	—	215	—	—	—	215	—
Issuance of class B common stock	—	—	—	—	164,397	—	—	—	—	—	—	—	—	—
Repayments of amounts loaned to employees related to stock option exercises, net	—	—	—	—	—	—	—	—	—	143	—	—	143	—
Share repurchases	—	—	—	—	—	—	(5,292)	—	(13)	—	—	—	(13)	—
Issuance of stock warrants	—	—	—	—	—	—	—	—	4,509	—	—	—	4,509	—
Compensation expense related to stock options	—	—	—	—	—	—	—	—	6,917	—	—	—	6,917	—
Excess tax benefits from equity-based awards	—	—	—	—	—	—	—	—	1,539	—	—	—	1,539	—
Currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	188	188	188
Dividends declared	—	—	—	—	—	—	—	—	—	—	(14,941)	—	(14,941)	—
Net income	—	—	—	—	—	—	—	—	—	—	14,590	—	14,590	14,590

Balance at December 31, 2009	32,317	$—	1,267,224	$13	32,156,932	$82	5,257,727	$13	$51,777	$(120)	$(30,452)	$(34)	$21,279	$14,778

Exercise of vested stock options	—	—	—	—	—	—	3,920	—	16	—	—	—	16
Vesting of previously exercised options	—	—	—	—	—	—	81,830	—	90	—	—	—	90
Issuance of class B common stock	—	—	—	—	29,926	—	—	—	—	—	—	—	—
Repayments of amounts loaned to employees related to stock option exercises, net	—	—	—	—	—	—	—	—	—	13	—	—	13
Compensation expense related to stock options	—	—	—	—	—	—	—	—	1,952	—	—	—	1,952
Excess tax benefits from equity-based awards	—	—	—	—	—	—	—	—	43	—	—	—	43
Currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	134	134	134
Net income	—	—	—	—	—	—	—	—	—	—	314	—	314	314

Balance at March 31, 2010 (unaudited)	32,317	$—	1,267,224	$13	32,186,858	$82	5,343,477	$13	$53,878	$(107)	$(30,138)	$100	$23,841	$448

See accompanying notes to consolidated financial statements

Accretive Health, Inc.

Consolidated Statements of Cash Flows
(In thousands)

				Three Months Ended
	Year Ended December 31			March 31
	2007	2008	2009	2009	2010
				(Unaudited)

Operating activities
Net income (loss)	$774	$1,243	$14,590	$(638)	$314
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and Amortization	1,307	2,540	3,921	920	1,253
Employee stock based compensation	934	3,551	6,917	1,458	1,952
Expense associated with the issuance of stock warrants	5,081	3,332	4,509	3,494	—
Deferred income taxes	—	—	(3,552)	—	(210)
Loss on disposal of equipment	—	70	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(15,091)	(4,309)	(7,313)	(20,454)	(3,330)
Prepaid and other current assets	(2,182)	(1,381)	(3,217)	(5,814)	648
Accounts payable	1,266	15,546	(6,113)	129	6,740
Accrued service costs	7,242	3,715	4,195	7,578	(1,269)
Accrued compensation and benefits	3,263	3,563	2,960	(6,608)	(7,827)
Other accrued expenses	2,642	173	(253)	(484)	(447)
Accrued taxes	—	1,208	(1,168)	(733)	(41)
Deferred revenue	6,599	10,275	(377)	(2,498)	(7,866)

Net cash provided by (used in) operating activities	11,835	39,525	15,099	(23,650)	(10,083)

Investing activities
Purchase of a business net of cash acquired	(211)	—	—	—	—
Purchases of furniture and equipment	(1,837)	(1,843)	(3,514)	(303)	(424)
Acquisition of software	(1,639)	(4,988)	(4,348)	(774)	(1,196)
Collection (issuance) of note receivable	416	698	618	256	(1,081)

Net cash used in investing activities	(3,271)	(6,133)	(7,244)	(821)	(2,701)

Financing activities
Proceeds from issuance of class B common stock	5,490	1	—	—	—
Proceeds from issuance of class C common stock from employee stock option exercise	510	150	214	151	16
Collection of non-executive employee notes receivable	45	57	143	11	13
Excess tax benefit from equity based awards	—	—	1,539	—	43
Deferred offering costs	—	—	(2,939)	—	(689)
Payment of dividends	—	(15,001)	(14,941)	—	—
Repurchase of common stock	(656)	(1,510)	(13)	—	—

Net cash provided by (used in) financing activities	5,389	(16,303)	(15,997)	162	(617)

Effect of exchange rate changes in cash	10	(178)	145	(8)	53

Net increase (decrease) in cash and cash equivalents	13,963	16,911	(7,997)	(24,317)	(13,348)
Cash and cash equivalents at beginning of period	20,782	34,745	51,656	51,656	43,659

Cash and cash equivalents at end of period	$34,745	$51,656	$43,659	$27,339	$30,311

Supplemental disclosures of cash flow information
Interest paid	$—	$—	$160	$—	$—
Taxes paid	791	1,137	8,254	393	911
Exercise of unvested stock options	471	132	5	4	—
Supplemental disclosures of noncash financing transactions
Shares issued in connection with the acquisition of a business	$327	$—	$—	$—	$—
Issuance of notes receivable to non-executive employees	—	(585)	—	—	—
Vesting of previously exercised stock options	700	651	215	105	90

See accompanying notes to consolidated financial statements

Accretive Health, Inc.

Notes to Consolidated Financial Statements

1.	Description of Business

Accretive Health, Inc. (the “Company”) is a leading provider of healthcare revenue cycle management services. The Company’s business purpose is to help U.S. hospitals, physicians and other healthcare providers manage their revenue cycle operations more efficiently. The Company’s integrated, end-to-end technology and services offering, which is referred to as Accretive’s solution, helps customers realize sustainable improvements in their operating margins and improve the satisfaction of their patients, physicians and staff. The Company enables these improvements by helping customers increase the portion of the maximum potential revenue received while reducing total revenue cycle costs.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Unaudited Interim Financial Statements

The accompanying interim consolidated balance sheet as of March 31, 2010, the statement of stockholders’ equity for the three months ended March 31, 2010 and the consolidated statements of operations and cash flows for the three months ended March 31, 2009 and 2010 are unaudited and have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission. They do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of the Company’s management, reflect all adjustments consisting of normal recurring adjustments considered necessary to present fairly the Company’s financial position as of March 31, 2010 and results of its operations and its cash flows for the three months ended March 31, 2009 and 2010. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

Stock Split

Immediately prior to the consummation of the initial public offering of the Company’s common stock, the number of authorized shares will be increased to 500 million. In addition, all common share and per share amounts in the consolidated financial statements and notes thereto have been restated to reflect a stock split effective on May 3, 2010 whereby each share of common stock was reclassified into 3.92 shares of common stock.

Pro forma (Unaudited)

The pro forma balance sheet data as of March 31, 2010 give effect to (1) the authorization of a new class of common stock of $0.01 par value, (2) the authorization of a new class of preferred stock of $0.01 par value, (3) the reclassification of all outstanding shares of non-voting common stock into shares of common stock prior to the closing of this offering, (4) the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering and (5) the liability for the preferred stock preference payment.

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

The pro forma balance sheet gives effect to the one-time mandatory preference payment to the Company’s preferred stockholders which is payable upon the completion of an initial public offering. The distribution, estimated at $16,067,425, will be satisfied through the remittance of $0.9 million in cash and the issuance of 1,265,012 shares of common stock, based upon payment elections received from such holders. Pro forma earnings per share data reflects the issuance of these shares as well as the issuance of 73,936 additional shares of common stock whose proceeds will be used to pay the preference payment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

The Company regularly evaluates its accounting policies and estimates. In general, estimates are based on historical experience and on assumptions believed to be reasonable given the Company’s operating environment. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results may differ from these estimates.

Revenue Recognition

The Company’s managed service contracts generally have an initial term of four to five years and various start and end dates. After the initial terms, these contracts renew annually unless canceled by either party. Revenue from managed service contracts consists of base fees and incentive payments.

The Company records net services revenue in accordance with the provisions of Staff Accounting Bulletin 104. As a result, the Company only records revenue once there is persuasive evidence of an arrangement, services have been rendered, the amount of revenue has become fixed or determinable and collectibility is reasonably assured. The Company recognizes base fee revenues on a straight-line basis over the life of the contract. Base fees for managed service contracts which are received in advance of services delivered are classified as deferred revenue in the consolidated balance sheets until services have been provided.

Some of the Company’s service contracts entitle customers to receive a share of the cost savings achieved from operating their revenue cycle. This share is returned to the customers as a reduction in subsequent base fees. Services revenue is reported net of cost sharing, and is referred to as net services revenue.

The Company’s managed service contracts generally allow for adjustments to the base fee. Adjustments typically occur at 90, 180 or 360 days after the contract commences, but can also occur at subsequent dates as a result of factors including changes to the scope of operations and internal and external audits. All adjustments, the timing of which is often dependent on factors outside of the Company’s control and which can increase or decrease revenue and operating margin, are recorded in the period the changes are known and collectibility of any additional fees is reasonably assured. Any such adjustments may cause the Company’s quarter-to-quarter results of operations to fluctuate.

The Company records revenue for incentive payments once the calculation of the incentive payment earned is finalized and collectibility is reasonably assured. The Company uses a proprietary

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

technology and methodology to calculate the amount of benefit each customer receives as a result of the Company’s services. The Company’s calculations are based in part on the amount of revenue each customer is entitled to receive from commercial and private insurance carriers, Medicare, Medicaid and patients. Because the laws, regulations, instructions, payor contracts and rule interpretations governing how the Company’s customers receive payments from these parties are complex and change frequently, estimates of a customer’s prior period benefit could change. All changes in estimates are recorded when new information is available and calculations are completed.

Incentive payments are based on the benefits a customer has received throughout the life of the contract. Each quarter, the Company records its share of the increase in the cumulative benefit the customer has received to date as an increase in revenue. If a quarterly calculation indicates that the cumulative benefits the customer has received to date have decreased, the Company records a reduction in revenue. If the decrease in revenue exceeds the amount previously paid by the customer, the excess is recorded as deferred revenue.

The Company’s services also include collection of dormant patient accounts receivable that have aged 365 days or more directly from individual patients. The Company shares all cash generated from these collections with its customers in accordance with specified arrangements. The Company records as revenue its portion of the cash received from these collections when each customer’s cash application is complete.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Uncollectible Accounts Receivable

The Company extends unsecured credit to its customers based on its assessment of each customer’s creditworthiness. The Company maintains an estimated allowance for doubtful accounts to reduce its gross accounts receivable, which represent amounts due from customers, to the amount that it believes will be collected. This allowance is based on the Company’s historical experience, its assessment of each customer’s ability to pay and the status of any ongoing operations with each applicable customer.

The Company performs quarterly reviews and analyses of each customer’s outstanding balance and assesses, on an account-by-account basis, whether the allowance for doubtful accounts needs to be adjusted based on currently available evidence such as historical collection experience, current economic trends and changes in customer payment terms. In accordance with the Company’s policy, if collection efforts have been pursued and all avenues for collections exhausted, accounts receivable would be written off as uncollectible.

Accrued Service Costs

Accrued service costs represent estimated amounts due to customers and vendors for hospital operating costs for which the Company has not yet received invoices and other costs directly related to managed service contracts.

Fair Value of Financial Instruments

The fair values of cash, accounts receivable, other current assets, and current liabilities approximate their carrying value due to the short-term nature of these financial instruments.

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation determined on the straight-line method over the estimated useful lives of the assets as follows:

Leasehold improvements	Shorter of 5 years or lease term
Office furniture	5 years
Capitalized software	3 to 5 years
Computers and other equipment	3 years

Software Development

The Company applies the provisions of Accounting Standards Codification (“ASC”) 350-40, Intangibles — Goodwill and Other — Internal Use Software, which requires the capitalization of costs incurred in connection with developing or obtaining internal use software. In accordance with ASC 350-40, the Company capitalizes the costs of internally-developed, internal use software when an application is in the development stage. This generally occurs after the overall design and functionality of the application has been approved and management has committed to the application’s development. Capitalized software development costs consist of payroll and payroll-related costs for employee time spent developing a specific internal use software application or related enhancements, and external costs incurred that are related directly to the development of a specific software application.

Goodwill

Goodwill represents the excess purchase price over the net assets acquired for a business that the Company acquired in May 2006. In accordance with ASC 350, Intangibles — Goodwill and Other, goodwill is not subject to amortization but is subject to impairment testing at least annually. The Company’s annual impairment assessment date is the first date of the fourth quarter. The Company conducts its impairment testing on a company-wide basis because it has only one reporting unit. The Company’s impairment tests are based on its current business strategy in light of present industry and economic conditions and future expectations.

As the Company applies its judgment to estimate future cash flows and an appropriate discount rate, the analysis reflects assumptions and uncertainties. The Company’s estimates of future cash flows could differ from actual results. The Company’s 2007, 2008 and 2009 impairment assessments did not result in goodwill impairment.

Foreign Currency

The functional currency of each entity included in the consolidated financial statements is its respective local currency, which is also the currency of the primary economic environment in which it operates. Transactions in foreign currencies are re-measured into functional currency at the rates of exchange prevailing on the date of the transaction. All transaction foreign exchange gains and losses are recorded in the accompanying consolidated statements of operations.

The assets and liabilities of the subsidiaries which use a functional currency other than the U.S. dollar are translated into U.S. dollars at the rate of exchange prevailing on the balance sheet dates. Revenues and expenses are translated into U.S. dollars at the average exchange rate during each month. Resulting translation adjustments are included in the cumulative translation adjustment in the consolidated balance sheets.

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

Impairments of Long-Lived Assets

The Company evaluates all of its long-lived assets, such as furniture, equipment, software and other intangibles, for impairment in accordance with ASC 360, Property, Plant and Equipment, when events or changes in circumstances warrant such a review. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if there is an impairment and an adjustment to fair value is required.

See Note 8 for discussion of the impairment loss recorded for customer relationships in 2008.

Income Taxes

The Company records deferred tax assets and liabilities for future income tax consequences that are attributable to differences between the carrying amount of assets and liabilities for financial statement purposes and the income tax bases of such assets and liabilities. Deferred tax assets and liabilities are measured based on enacted tax rates that are expected to apply in the year that the temporary differences are expected to be settled. Deferred tax assets and liabilities are adjusted for changes in income tax rates in the period that includes the enactment date. A valuation allowance for deferred tax assets is provided if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2008 and in all prior periods, a valuation allowance was provided for all net deferred tax assets. As a result of the Company’s improved operations, in 2009 the Company determined that it was no longer necessary to maintain a valuation allowance for all of its deferred tax assets, and therefore released $3.5 million of the valuation allowance.

Beginning January 1, 2008, with the adoption of ASC 740-10 Income Taxes — Overall, the Company recognizes the financial statement effects of a tax position only when it is more likely than not that the position will be sustained upon examination. Tax positions taken or expected to be taken that are not recognized under the pronouncement are recorded as liabilities.

As a result of the Company’s adoption of ASC 740-10, the Company recognized a $0.2 million increase to reserves for uncertain tax positions, of which $0.1 million was recorded as a cumulative effect adjustment to retained earnings. The remaining $0.1 million related to current year changes and was recorded as an expense in 2008.

The Company recognizes interest and penalties relating to income tax matters in the income tax provision.

Share-Based Compensation

Share-based compensation expense results from awards of restricted common stock and grants of stock options and warrants to employees, directors, outside consultants, customers, vendors and others. The Company recognizes the costs associated with option and warrant grants using the fair value recognition provisions of ASC 718, Compensation — Stock Compensation. Generally, ASC 718 requires the value of all share-based payments to be recognized in the statement of operations based on their estimated fair value at date of grant amortized over the grant’s vesting period. The Company uses the straight-line method to amortize compensation costs over the grants’ respective vesting periods.

Legal Proceedings

In the normal course of business, the Company is involved in legal proceedings or regulatory investigations. The Company evaluates the need for loss accruals using the requirements of ASC 450,

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

Contingencies. When conducting this evaluation, the Company considers factors such as the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. The Company records an estimated loss for any claim, lawsuit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, then the Company records the minimum amount in the range as its loss accrual. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded.

New Accounting Standards and Disclosures

In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles. The guidance in ASC 105 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009; adoption of ASC 105 had no impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued ASC 805, Business Combinations. The guidance in ASC 805 requires the Company to continue to follow the guidance in SFAS No. 141, Business Combinations, for certain aspects of business combinations, with additional guidance provided defining the acquirer, recognizing and measuring the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, assets and liabilities arising from contingencies, defining a bargain purchase, and recognizing and measuring goodwill or a gain from a bargain purchase. In addition, under ASC 805, adjustments associated with changes in tax contingencies and valuation allowances that occur after the measurement period, not to exceed one year, are recorded as adjustments to income. This statement is effective for all business combinations for which the acquisition date is on or after the beginning of an entity’s first fiscal year that begins after December 15, 2008; however, the guidance in this standard regarding the treatment of income tax contingencies and valuation allowances is retroactive to business combinations completed prior to January 1, 2009. The Company adopted ASC 805 on January 1, 2009. The adoption had no material impact on the Company’s consolidated financial statements.

In June 2008, the FASB issued an amendment to ASC 260, Earnings Per Share, as codified by ASC 260-10. The guidance in ASC 260-10 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. ASC 260-10 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The Company adopted ASC 260-10 effective January 1, 2009. The adoption had no material impact on the Company’s consolidated financial statements. See Note 15.

In April 2009, the FASB issued an amendment to ASC 825, Financial Instruments, as codified by ASC 825-10. The guidance in ASC 825-10 requires publicly-traded companies, as defined in ASC 270, Interim Reporting, to provide disclosures on the fair value of financial instruments in interim financial statements. Since ASC 825-10 requires only additional disclosures in interim financial statements concerning the financial instruments, the adoption of ASC 825-10 effective June 30, 2009 did not have any impact on the Company’s consolidated financial statements presented herein.

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosures of subsequent events that occur after the balance sheet date but prior to the issuance of financial statements. The statement requires additional disclosure regarding the date through which subsequent events have been evaluated by the entity as well as whether that date is the date the financial statements were issued. This statement became effective for the Company’s consolidated financial statements as of June 30, 2009.

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

In February 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-09 to amend ASC 855 which applies with immediate effect. The ASU removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for SEC Filers.

In October 2009, the FASB issued ASU No. 09-13, Revenue Recognition — Multiple Deliverable Revenue Arrangements (“ASU 09-13”). ASU 09-13 updates the existing multiple-element revenue arrangements guidance currently included in FASB ASC 605-25. The revised guidance provides for two significant changes to the existing multiple element revenue arrangements guidance. The first change relates to the determination of when the individual deliverables included in a multiple element arrangement may be treated as separate units of accounting. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. Together, these changes are likely to result in earlier recognition of revenue and related costs for multiple-element arrangements than under the previous guidance. This guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised multiple element revenue arrangements guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, however, early adoption is permitted, provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently evaluating the impact of the adoption of ASU 09-13 and expects that the adoption of the ASU will have no material impact on the Company’s consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	Net Services Revenue

The Company’s net services revenue consisted of the following for each of the three years ending December 31, and the three months ended March 31 (in thousands):

				Three Months
				Ended
				March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Net base fees for managed service contracts	$212,086	$350,085	$434,281	$99,176	$111,369
Incentive payments for managed service contracts	25,491	38,971	64,033	10,416	12,334
Other services	3,148	9,413	11,878	2,875	2,234

Total	$240,725	$398,469	$510,192	$112,467	$125,937

4.	Infused Management and Technology Expenses

Infused management and technology expenses consist primarily of the wages, bonuses, benefits, share-based compensation, travel and other costs associated with deploying the Company’s employees on customer sites to guide and manage customers’ revenue cycle operations. The employees that the Company deploys on customer sites typically have significant experience in revenue cycle operations, technology, quality control or other management disciplines. The other

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

significant portion of these expenses is an allocation of the costs associated with maintaining, improving and deploying the Company’s integrated proprietary technology suite and an allocation of the amortization relating to software development costs capitalized.

5.	Segments and Concentrations

All of the Company’s significant operations are organized around the single business of providing end-to-end management services of revenue cycle operations for U.S.-based hospitals and other medical providers. Accordingly, for purposes of disclosure under ASC 280, Segment Reporting, the Company has only one operating and reporting segment.

All of the Company’s net services revenue and trade accounts receivable are derived from healthcare providers domiciled in the United States.

While managed independently and governed by separate contracts, several of the Company’s customers are affiliated with a single healthcare system, Ascension Health. Pursuant to the Company’s master services agreement with Ascension Health, the Company provides services to Ascension Health’s affiliated hospitals that execute separate contracts with the Company. The Company’s aggregate net services revenue from these hospitals was $214.2 million, $281.7 million, $307.5 million, $72.7 million and $74.7 million during the years ended December 31, 2007, 2008 and 2009 and three months ended March 31, 2009 and 2010, respectively. The Company had $8.0 million, $17.7 million, and $20.3 million of accounts receivable from hospitals affiliated with Ascension Health as of December 31, 2008 and 2009 and March 31, 2010, respectively.

In addition, another customer, which is not affiliated with Ascension Health, accounted for 10.6%, 9.1%, and 8.9% of the Company’s total net services revenue in the years ended December 31, 2008 and 2009 and the three months ended March 31, 2010, respectively. Additionally, another customer, not affiliated with Ascension Health, with whom the Company entered into a managed service contract in 2009, accounted for 10.9% of the Company’s total net services revenue in the three months ended March 31, 2010, and 9.2% of the Company’s net services revenue in the year ended December 31, 2009. No other non-Ascension Health customer accounted for more than 10% of the Company’s total net services revenue in any of the periods presented.

6.	Due from Related Party

Pursuant to the acquisition of a business in May 2006, the sellers, a majority of which are now employees of the Company, are obligated to indemnify the Company for federal and state income taxes related to periods up to and including the date of the acquisition. The net amount due to the Company related to this indemnity was $1.3 million as of December 31, 2008 and 2009 and March 31, 2010 and is presented as due from related party in the consolidated balance sheets. This amount is secured by 547,510 shares of the Company’s Series C common stock held in escrow.

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

7.	Furniture and Equipment

Furniture and equipment consist of the following (in thousands):

	December 31,		March 31,
	2008	2009	2010
			(Unaudited)

Construction in progress	$113	$845	$97
Capitalized software	8,443	13,575	15,062
Computer equipment	2,120	3,582	4,188
Leasehold improvements	1,117	1,770	2,149
Other equipment	621	608	551
Office furniture	742	709	696

	13,156	21,089	22,743
Less accumulated depreciation	(4,243)	(8,188)	(9,428)

	$8,913	$12,901	$13,315

Net furniture and equipment located in India accounted for approximately 2.6%, 6.7% and 8.0% of total net assets at December 31, 2008 and 2009 and March 31, 2010, respectively. The Company recorded $1.2 million, $2.4 million, $3.9 million, $0.9 million and $1.3 million of depreciation and amortization expense related to its furniture and equipment for the years ended December 31, 2007, 2008 and 2009, and the three months ended March 31, 2009 and 2010, respectively.

8.	Impairment Loss

In 2008, the Company determined that the customers that were served by a business at the time of its acquisition by the Company were unlikely to generate significant future revenues. As a result, management considered the customer relationships intangible asset to be impaired and have no future economic value. Therefore, the $0.1 million remaining net book value of this asset was charged to amortization expense at December 31, 2008, which is included in selling, general, and administrative expenses in the consolidated statement of operations. There have been no further impairments through December 31, 2009.

9.	Non-Executive Employee Loans

In March 2006, certain non-executive employees of the Company exercised options to purchase an aggregate of 4,246,147 shares of Series C common stock. To facilitate this stock option exercise, the Company permitted these employees to deliver promissory notes to the Company representing the exercise price related to these option exercises. The aggregate amount loaned to employees for this purpose was approximately $0.3 million. Certain employees elected under Section 83(b) of the Internal Revenue Code to be taxed on the difference between the stock’s fair value at the purchase date and the option exercise price. In addition, pursuant to the promissory notes, the Company advanced an additional $0.1 million to such employees to facilitate the payment of such federal and state income tax obligations.

Each of the individual promissory notes bears interest at 5% per annum. The principal of each note is payable annually in five equal installments, commencing on March 1, 2007. Each promissory note is secured by the shares of the Company’s Series C common stock associated with the employee’s stock option exercise. If an employee sells any shares issued pursuant to his or her stock option exercise, then a pro rata portion of the associated promissory note becomes immediately due. Any unpaid balance on an employee’s promissory note becomes due and payable 60 days after such employee ceases to work for the Company.

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

The amounts receivable from these notes, $0.3 million, $0.1 million and $0.1 million at December 31, 2008, and 2009, and March 31, 2010 respectively, have been deducted from stockholders’ equity.

10.	Stockholders’ Equity

Preferred Stock

The Company is authorized to issue 1,350,000 shares of preferred stock, of which 32,317 shares have been designated as Series A, 1,267,224 shares have been designated as Series D, and the remaining 50,459 shares have neither been designated nor issued.

Dividend Rights

The holders of Series A and Series D preferred stock are not entitled to receive any dividends unless declared by the Company’s Board of Directors (the “Board”). In the event the Board declares a dividend on any shares of common stock, the holders of Series A and Series D preferred stock are entitled to receive a dividend on the same terms and at the same rate.

Liquidation Preference

Upon liquidation, the Series A and Series D stockholders rank equally with each other and senior to common stockholders and to all other classes or series of stock issued by the Company, except such classes or series of stock that rank pari passu with or senior to the Series A and Series D stock and such ranking is approved by a majority of the Series A and a majority of the Series D preferred stockholders. Upon liquidation, each holder of Series A and Series D preferred stock is entitled to receive an amount per share equal to the original purchase price plus any accrued but unpaid dividends (the “Termination Amount”). All assets remaining available for distribution will be distributed ratably to the holders of common stock, Series A preferred stock and Series D preferred stock. In the event the assets available for distribution to the holders of the Series A and Series D preferred stock are insufficient to pay in full the Termination Amount, the available assets will be distributed to such holders in proportion to the full amount each holder is entitled to receive.

In the event of a qualifying public offering, as defined in the Company’s Fourth Amended and Restated Certification of Incorporation, the Company must pay to each holder of Series A and Series D preferred stock an amount in cash equal to the Termination Amount, unless at the stockholder’s option, the holder chooses to receive shares of common stock valued at the per common share price offered in the qualifying public offering. In addition, the Company’s Series A preferred stock and Series D preferred stock will automatically convert into shares of Series B common stock at the time of the qualifying public offering.

Neither the Series A preferred stock nor the Series D preferred stock is redeemable.

Voting Rights

Holders of each Series A preferred stock and Series D preferred stock have the right to a number of votes equal to the number of shares of Series B common stock that are issuable upon conversion of such share of Series A preferred stock and Series D preferred stock.

Conversion Rights

Holders of Series A preferred stock have the right to convert the Series A preferred stock at any time into shares of Series B common stock at the rate of the original purchase price divided by the

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

conversion price, subject to adjustment. Holders of the Series D preferred stock have the right to convert the Series D preferred stock at any time into shares of Series B common stock at the rate of the original purchase price divided by the conversion price, subject to adjustment. In the event of a qualifying public offering, as defined in the Company’s Fourth Amended and Restated Certificate of Incorporation, the Company’s Series A preferred stock and Series D preferred stock will automatically convert into shares of Series B common stock at the time of the offering.

As of December 31, 2009 and March 31, 2010, each outstanding share of Series A preferred stock was convertible into 1,201.5 shares of Series B common stock and each share of Series D preferred stock was convertible into 3.92 shares of Series B common stock.

Common Stock

The Company is authorized to issue 99,960,000 shares of common stock, of which 68,600,000 are designated as Series B common stock and 31,360,000 are designated as Series C common stock. The Company has reserved 56,592,502, 59,044,349 and 64,090,153 shares at December 31, 2008 and 2009 and March 31, 2010, respectively, for the issuance of common stock upon exercise of outstanding stock options and warrants, and conversion of shares of Series A preferred stock and Series D preferred stock.

Each share of Series B common stock is entitled to one vote. Shares of Series C common stock have no voting privileges. Holders of Series B common stock and Series C common stock are entitled to receive dividends when and if declared by the Board, subject to the prior rights of holders of all classes of stock outstanding. All of the Company’s outstanding common stock at December 31, 2008 and 2009 and March 31, 2010 is restricted with regard to transfer rights.

Restricted Stock Plan

In March 2004, the Board authorized the Company’s Restricted Stock Plan. The Restricted Stock Plan provides for the grant of restricted Series B or Series C common stock to employees, directors, and outside consultants. The Company’s Board, or a committee designated by the Board administers the Restricted Stock Plan and has authority to determine the terms and conditions of awards, including the number of shares subject to each award, the vesting schedule of the awards, and the selection of grantees.

Series B Common Stock

In March 2004, the Company awarded 11,760,000 restricted shares of Series B common stock, having a fair market value on that date of $0.007 per share to an employee under the Restricted Stock Plan. The shares vested over four years, beginning in November 2003, subject to the employee’s continued employment. Stock-based compensation expense of $0.02 million was recorded during the year ended December 31, 2007.

In May 2007, the Company issued and sold 2,623,593 restricted shares of Series B common stock to a customer for an aggregate price of $5.5 million under the Restricted Stock Plan.

Series C Common Stock

In June 2004, the Company issued 12,446,000 restricted shares of Series C common stock, having a fair market value on that date of $0.007 per share to certain employees and directors under the Restricted Stock Plan. In January 2005, 352,800 restricted shares of Series C common stock, having a fair market value on that date of $0.26 per share, were issued to a director under the Restricted Stock Plan. The shares have various vesting schedules ranging from immediate vesting to

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

vesting over a period of 48 months, subject to continued employment or service on the Board. Stock compensation expense of $0.02 million was recorded during the year ended December 31, 2007 related to these awards.

Exchange of Series B and Series Class C Restricted Common Stock

Effective December 2008, the Company and certain employees and directors entered into an agreement pursuant to which such employees and directors exchanged a total of 12,975,007 shares of Series C common stock for a like number of Series B common stock.

Dividends

The Company paid a cash dividend in the aggregate amount of $15.0 million, or $0.18 per common equivalent share, to holders of record as of July 11, 2008 of the Company’s common stock and preferred stock.

The Company paid a cash dividend in the aggregate amount of $14.9 million, or $0.18 per common equivalent share, to holders of record as of September 1, 2009 of the Company’s common stock and preferred stock.

Warrants

Effective in October 2004, the Company entered into a Supplemental Warrant Agreement with Ascension Health, its founding customer, which provided for the right to purchase up to 3,537,306 shares of Series B common stock based upon the achievement of specified milestones relating to the customer’s sales and marketing assistance. In May and September 2007, the Company and Ascension Health agreed to amend and restate the Supplemental Warrant Agreement to reduce the number of shares covered by the warrant to 1,749,064 and to extend the period of time covered by the Supplemental Warrant Agreement. The measurement date for each purchase right earned under the warrant was the date when the founding customer’s performance was complete, which was the date that the Company entered into a managed service contract with a customer for which the founding customer provided marketing assistance. The purchase price of the shares is equal to the most recent per share price of the Company’s Series B common stock in a capital raising transaction or, if there has not been a capital raising transaction within the preceding six months, the exercise price of the Company’s most recently granted employee stock options.

During December 2007, the founding customer earned the right to purchase 874,532 shares of Series B common stock under the Amended Supplemental Warrant Agreement. The warrants have an exercise price of $4.43 per share. The Company recorded $4.2 million as marketing expenses during the year ended December 31, 2007 in conjunction with the issuance of this warrant.

During March 2008, the founding customer earned the right to purchase 437,268 shares of Series B common stock under the Amended Supplemental Warrant Agreement. The warrants have an exercise price of $10.25 per share. The Company recorded $2.4 million as marketing expenses during the year ended December 31, 2008 in conjunction with the issuance of this warrant.

During March 2009, the founding customer earned the right to purchase 437,264 shares of Series B common stock under the Amended Supplemental Warrant Agreement. The warrants have an exercise price of $13.02 per share. The Company recorded $2.8 million as marketing expenses during the year ended December 31, 2009 in conjunction with the issuance of this warrant.

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Supplemental Warrant Agreement, and all individual warrants issued thereunder, expire on the earlier of the tenth anniversary of the last award issued under this warrant, March 2019, or the effective date of an initial public offering.

Effective November 2004, the Company entered into a Protection Warrant Agreement with the founding customer whereby the Company granted the customer anti-dilution rights by entering into an agreement whereby the founding customer is granted warrants to purchase the Company’s Series B common stock from time to time at an exercise price of $0.003 per share when the customer’s original ownership percentage declines as a result of the Company offering more common share equivalents. The Protection Warrant Agreement, and all individual warrants issued thereunder, expire on the earlier of November 7, 2014, or the effective date of an initial public offering.

In the years ended December 31, 2007, 2008 and 2009, and the three months ended March 31, 2009 warrants to purchase 228,046, 91,183, 136,372 and 53,174 shares of Series B common stock, respectively, were earned under the Protection Warrant. As a result of these grants, revenue recorded was reduced by $0.9 million, $0.9 million, $1.7 million, and $0.7 million during the years ended December 31, 2007, 2008 and 2009, and the three months ended March 31, 2009, respectively.

During the years ended December 31, 2007, 2008 and 2009, and the three months ended March 31, 2010 the founding customer purchased 835,352, 261,275, 164,396 and 29,929 shares of the Company’s Series B common stock, respectively, for $0.003 per share, pursuant to the Protection Warrant Agreement. As of March 31, 2010, the founding customer did not have any unexercised protection warrants outstanding.

In conjunction with the start of its business, in February 2004, the Company executed a term sheet with a consulting firm and its principal contemplating that the Company would grant the consulting firm a warrant, with an exercise price equal to the fair market value of the Company’s common stock upon grant, to purchase shares of the Company’s common stock then representing 2.5% of the Company’s equity in exchange for exclusive rights to certain revenue cycle methodologies, tools, technology, benchmarking information and other intellectual property, plus up to another 2.5% of the Company’s equity at the time of grant if the consulting firm’s introduction of the Company to senior executives at prospective customers resulted in the execution of managed service contracts between the Company and such customers. In January 2005, the Company granted the consulting firm a warrant to purchase 3,266,668 shares of the Company’s Series C common stock for $0.29 per share, representing 5.0% of the Company’s equity at that time. The warrant expires on the earlier of January 15, 2015 or a change of control of the Company.

The Company uses the Black-Scholes option pricing model to determine the estimated fair value of all of the above warrants at the date granted. The significant assumptions used in the model were:

	Year Ended December 31,
	2007	2008	2009

Future dividends	—	—	—
Risk-free interest rate	2.75% to 4.21%	3.45%	2.91%
Expected volatility	50%	50%	50%
Expected life	6.8 years	6.6 years	5.6 years

Stock Options

In December 2005, the Board approved a stock option plan, which provides for the grant of stock options to employees, directors and consultants. The plan was amended and restated in February 2006. As of December 31, 2009 the plan permitted the issuance of a maximum of

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

28,033,974 shares of common stock and 14,152,775 shares were available for grant. As of March 31, 2010, the plan permitted the issuance of a maximum of 28,033,974 shares of common stock and 9,067,238 shares were available for grant. Under the terms of the plan, all options will expire if they are not exercised within ten years after the grant date. Substantially all of the options granted vest over four years at a rate of 25% per year on each grant date anniversary. Options can be exercised immediately upon grant, but upon exercise the shares issued are subject to the same vesting and repurchase provisions that applied before the exercise.

The Company uses the Black-Scholes option pricing model to determine the estimated fair value of each option as of its grant date. These inputs are subjective and generally require significant analysis and judgment to develop. The following table sets forth the significant assumptions used in the Black-Scholes model and the calculation of stock-based compensation cost during 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009

Future dividends	—	—	—
Risk-free interest rate	2.3% to 5.5%	2.8% to 4.0%	1.6% to 3.2%
Expected volatility	50%	50%	50%
Expected life	6.25 years	6.25 years	6.25 years
Forfeitures	7.5% annually	3.75% annually	4.25% annually

Since the Company’s stock is not actively traded, the Company’s management estimated its expected volatility by reviewing the historical volatility of the common stock of public companies that operate in similar industries or are similar in terms of stage of development or size and then projecting this information toward its future expected results. Judgment was used in selecting these companies, as well as in evaluating the available historical and implied volatility for these companies.

All employees were aggregated into one pool for valuation purposes. The risk-free rate is based on the U.S. treasury yield curve in effect at the time of grant.

The plan has not been in existence a sufficient period for the Company’s historical experience to be used when estimating expected life. Furthermore, data from other companies is not readily available. Therefore, the expected life of each stock option was calculated using a simplified method based on the average of each option’s vesting term and original contractual term.

An estimated forfeiture rate derived from the Company’s historical data and its estimates of the likely future actions of option holders has been applied when recognizing the stock-based compensation cost of the options.

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth a summary of option activity under the Plan for the years ended December 31, 2007, 2008 and 2009, and the three months ended March 31, 2010:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Term	Aggregate
	Shares	Price	(in years)	Intrinsic Value
				(In thousands)

Outstanding at January 1, 2007	4,713,517	$0.91
Granted	3,010,677	3.41
Exercised — vested	(62,802)	0.62
Exercised — non-vested	(145,620)	3.34
Cancelled	(109,760)	0.58
Forfeited	(581,057)	0.93

Outstanding at December 31, 2007	6,824,955	$1.97	8.5	$16,836
Granted	1,736,560	10.52
Exercised — vested	(14,700)	1.21
Exercised — non-vested	(33,516)	3.96
Cancelled	(44,100)	1.48
Forfeited	(309,680)	2.32

Outstanding at December 31, 2008	8,159,519	$3.77	7.9	$85,342
Granted	2,757,720	13.37
Exercised — vested	(116,620)	1.80
Exercised — non-vested	(4,900)	0.80
Cancelled	(136,220)	1.33
Forfeited	(457,405)	9.50

Outstanding at December 31, 2009	10,202,094	$6.16	7.5	$86,074

Outstanding and vested at December 31, 2009	5,150,421	2.73	6.5	$61,076

Three months ended March 31, 2010: (Unaudited)
Granted	5,197,257	$14.71
Exercised — vested	(3,920)	4.18
Cancelled	(40,180)	10.81
Forfeited	(71,540)	10.00

Outstanding at March 31, 2010	15,283,711	$9.03	8.2	$86,750

Outstanding and vested at March 31, 2010	5,470,391	$3.03	6.3	$63,910

On February 3, 2010, the Company’s board of directors granted 5,197,257 options to members of executive management, employees, and non-employee directors. These stock options have an exercise price equal to $14.71 per share, the fair value of the Company’s stock at the grant date, and provide that if an initial public offering occurs at a higher price prior to May 15, 2010, the exercise price will be increased to the price per share at which shares are initially offered to the public.

The table above reflects these stock options assuming the exercise price will be equal to $14.71 per share. The Company will begin recording the share based compensation cost relating to the grant of these options at the earlier of May 15, 2010 or the date of the IPO. Assuming the exercise price of

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

the options is set at $14.71 on May 15, 2010, the Company will recognize $33.0 million of compensation cost over the remaining vesting period of 45 months.

Amounts received by the Company from the exercise of unvested stock options are included in other accrued expenses in the consolidated balance sheets until vesting occurs.

The weighted-average grant date fair value of options granted in the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, was $1.85, $6.20, $6.77, $6.70 and $7.54 per share, respectively. The total intrinsic value of the options exercised in the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010 was $0.3 million, $0.2 million, $1.4 million, $0.9 million and $0.04 million, respectively. The total fair value of options vested in the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010 was $1.0 million, $2.8 million, $5.4 million, $0.5 million and $1.5 million, respectively.

Total share-based compensation cost recognized for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010 was $0.9 million, $3.6 million, $6.9 million, $1.5 million and $2.0 million, respectively, with related income tax benefits of approximately $0.4 million, $1.4 million, $2.8 million, $0.6 million and $0.8 million, respectively. As of December 31, 2009 and March 31, 2010 there was $20.5 million and $18.5 million of total, unrecognized share-based compensation cost related to stock options granted under the Plan, excluding the impact of February 3, 2010, grants, which the Company expects to recognize over a weighted-average period of 3.0 and 2.8 years, respectively.

11.	401 (k) Retirement Plan

The Company maintains a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all employees are eligible to participate. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $16,500 in 2009, and have the amount of the reduction contributed to the 401(k) plan. The Company currently matches employee contributions up to 50% of the first 3% of base compensation that a participant contributes to the plan. In 2007, 2008 and 2009, and the three months ended March 31, 2009 and 2010, employees who were Directors, Vice President, or higher levels were excluded from the matching contribution feature of the plan. For the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, total Company contributions to the plan were $0.1 million, $0.2 million, $0.2 million, $0.1 million and $0.1 million, respectively.

12.	Operating Leases

The Company rents office space and equipment under a series of operating leases, primarily for its Chicago corporate office and India operations. Lease payments are amortized to expense on a straight-line basis over the lease term. As of December 31, 2009, the Chicago corporate office consisted of approximately 28,000 square feet in a multi-story office building. The Company intends to exercise an option to rent an additional 22,000 square feet of office space on an adjacent floor, pursuant to its lease agreement, starting June 1, 2010. Concurrently, the Company will have an ability to return 6,500 square feet of office space on a non-adjacent floor. After the Company takes possession of the additional 22,000 square feet of office space, the lease will automatically be extended for a period of ten years.

The Company’s financial institution has issued a $0.2 million irrevocable letter of credit to the landlord on behalf of the Company. This letter of credit serves as a security deposit for payment of the

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

Company’s obligations under the lease. As of December 31, 2009, the Company had set aside $0.2 million to guarantee its obligation to repay the financial institution in the event that the financial institution is required to perform under the letter of credit. This amount is included in cash in the Company’s consolidated balance sheet.

Total rent expense was $0.6 million, $1.0 million, $1.5 million, $0.4 million and $0.3 million for the years ended December 31, 2007, 2008 and 2009, and the three months ended March 31, 2009 and 2010, respectively.

At December 31, 2009, the aggregate minimum lease commitments under all noncancelable operating leases are as follows (in thousands):

2010	$1,839
2011	1,974
2012	1,770
2013	1,623
2014	1,724
Thereafter	10,557

Total	$19,487

13.	Income Taxes

For the years ended December 31, 2007, 2008 and 2009, the Company’s tax provision consists of the following (in thousands):

	Current	Deferred	Total

Year ended December 31, 2007:
U.S. federal	$141	$—	$141
State and local	312	—	312
Foreign	3	—	3

	$456	$—	$456

Year ended December 31, 2008:
U.S. federal	$66	$—	$66
State and local	2,177	—	2,177
Foreign	21	—	21

	$2,264	$—	$2,264

Year ended December 31, 2009
U.S. federal	$4,377	$(3,206)	$1,171
State and local	2,095	(339)	1,756
Foreign	137	(98)	39

	$6,609	$(3,643)	$2,966

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

Reconciliation of the difference between the actual tax rate and the U.S. federal income tax rate is as follows:

	2007	2008	2009

Federal statutory tax rate	34%	34%	35%
Increase (reduction) in income tax rate resulting from:
Change in the valuation allowance	(11)	(15)	(23)
India tax holiday	(2)	(5)	(2)
Meals and entertainment and other permanent differences	6	3	1
Alternative minimum tax	11	(4)	—
State and local income taxes, net of federal benefits	17	42	6
Anti-dilution warrants issued to customers	—	9	—
Change in tax rate	(18)	—	—
Other, net	—	1	—

Actual tax rate	37%	65%	17%

The following table sets forth the Company’s net deferred tax assets (liabilities) as of December 31, 2008 and 2009 (in thousands):

	2008	2009

Deferred tax assets:
Alternative minimum tax credit
carryover	$241	$—
Net operating loss carryforwards	2,538	143
Employee stock compensation	1,407	4,186
Stock warrants	2,855	4,159
Charitable contributions	105	—
Other	57	74

Total gross deferred tax assets	7,203	8,562
Less valuation allowance	(3,629)	(139)

Net deferred tax assets	3,574	8,423
Deferred tax liabilities:
Deferred revenue	(2,471)	(2,056)
Fixed assets and intangibles	(1,103)	(2,816)

Total deferred tax liabilities	(3,574)	(4,872)

Net deferred tax asset	$—	$3,551

As of December 31, 2008, the Company had recorded a valuation allowance for the full amount of its net deferred tax assets because its cumulative net tax loss during the three-year period ended December 31, 2008 resulted in management concluding that it was not more likely than not that the net deferred tax assets will be realized.

Income taxes for the three months ended March 31, 2009 and 2010 amounted to an expense of $0.5 million and $0.9 million, respectively. Income tax expense for the three months ended March 31, 2009 and 2010 is different from the amount derived by applying the federal statutory tax rate of 35% mainly due to the impact of state taxes based on gross receipts. Additionally, the income tax expense for the three months ended March 31, 2010 includes a provision of $0.2 million for uncertain tax positions.

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

During the year ended December 31, 2009 the Company reduced the valuation allowance recorded against the Company’s net deferred tax assets due to a change in the estimate of the future realization of the net deferred tax assets. The reduction resulted in a tax benefit of $3.5 million.

At December 31, 2009, the Company has cumulative net operating loss carryforwards of approximately $0.2 million which are available to offset future state taxable income in future periods.

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiary that arose in 2007, 2008 and 2009 because the Company considers these earnings to be indefinitely reinvested outside of the United States. As of December 31, 2007, 2008 and 2009 the undistributed earnings of this subsidiary were $0.1 million, $0.5 million, and $0.7 million, respectively.

The 2008 and 2009 current tax provision includes $0.02 million and $0.1 million, respectively, for income taxes arising from the pre-tax income of the Company’s India subsidiaries. The tax provisions include the impact of a 90% tax holiday in India. The Company’s benefits from this tax holiday were approximately $0.1 million, $0.2 million, and $0.3 million for the years ended December 31, 2007, 2008 and 2009, respectively. The tax benefit of this tax holiday was $0.01 per diluted share for the years ended December 31, 2008 and 2009. The impact per diluted share of the tax holiday was immaterial for the year ended December 31, 2007.

The Company’s uncertain tax positions as of December 31, 2009, totaled $0.3 million. The following table summarizes the activity related to the unrecognized tax benefits (in thousands):

Unrecognized tax benefits as of December 31, 2007	$118
Increases in positions taken in a current period	130

Unrecognized tax benefits as of December 31, 2008	$248
Decreases in positions taken in a prior period	(139)
Increases in positions taken in a current period	196

Unrecognized tax benefits as of December 31, 2009	$305

As of December 31, 2009, approximately $0.3 million of the total gross unrecognized tax benefits represented the amount that, if recognized, would result in a reduction of the effective income tax rate in future periods.

During the three months ended March 31, 2010, the Company recognized an increase in its liability for uncertain tax positions of $0.2 million. The Company does not anticipate the total amount of unrecognized tax positions will significantly increase or decrease in the subsequent twelve months. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. U.S. federal income tax returns for 2006 through 2008 are currently open for examination. State jurisdictions vary for open tax years. The statute of limitations for most states ranges from 3 to 6 years.

The Company recognizes interest and penalties related to income tax matters as income tax expense.

14.	Legal Proceedings

From time to time, the Company has been and may become involved in legal or regulatory proceedings arising in the ordinary course of business. The Company is not presently a party to any material litigation or regulatory proceeding and the Company’s management is not aware of any pending or threatened litigation or regulatory proceeding that could have a material adverse effect on the Company’s business, operating results, financial condition or cash flows.

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

15.	Earnings (Loss) Per Common Share

Earnings per share (“EPS”) is calculated in accordance with ASC 260, Earnings Per Share. The guidance in ASC 260 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.

Under the two-class method, earnings are allocated between common stock and participating securities. The accounting guidance also states that the presentation of basic and diluted earnings per share is required only for each class of common stock and not for participating securities. The Company’s Series B and Series C common stock have equal participation rights and therefore the Company has presented earnings per common share for Series B and Series C common stock as one class.

The two-class method includes an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and undistributed earnings for the period. The Company’s reported net earnings is reduced by the amount allocated to participating securities to arrive at the earnings allocated to common stock shareholders for purposes of calculating earnings per share.

The following table sets forth the computation of basic and diluted earnings per share under the two-class method (in thousands of dollars, except for share and per share amounts):

				Three Months
	Years Ended December 31,			Ended March 31,
	2007	2008	2009	2009	2010

Net income (loss) as reported	$774	$1,243	$14,590	$(638)	$314
Less: Distributed earnings available to participating securities	—	8,148	8,174	—	—
Less: Undistributed earnings available to participating securities	451	—	—	—	171

Numerator for basic earnings (loss) per share - Undistributed and distributed earnings available to common shareholders	323	(6,905)	6,416	(638)	143
Add: Undistributed earnings allocated to participating securities	23	—	—	—	2
Less: Undistributed earnings reallocated to participating securities	20	—	—	—	(2)

Numerator for diluted earnings (loss) per share - Undistributed and distributed earnings available to common shareholders	$326	$(6,905)	$6,416	(638)	143

Denominator for basic earnings (loss) per share - Weighted-average common shares	32,968,085	36,122,470	36,725,194	36,522,491	36,943,691
Effect of dilutive securities	7,392,277	—	7,229,973	—	7,427,957

Denominator for diluted earnings (loss) per share - Weighted-average common shares adjusted for dilutive securities	40,360,362	36,122,470	43,955,167	36,522,491	44,371,648

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

				Three Months
	Years Ended December 31,			Ended March 31,
	2007	2008	2009	2009	2010

Earnings (loss) per share:
Basic net income (loss) per share	$0.01	$(0.19)	$0.17	$(0.02)	$0.00
Diluted net income (loss) per share	0.01	(0.19)	0.15	(0.02)	0.00

Because of their anti-dilutive effect, 43,796,560, 55,369,976, 47,338,312, 53,276,978 and 51,982,850 common share equivalents, comprised of convertible preferred shares, stock options and warrants, have been excluded from the diluted earnings (loss) per share calculation for the years ended December 31, 2007, 2008 and 2009, and three months ended March 31, 2009 and 2010 respectively.

Pro Forma Earnings Per Share (Unaudited)

The following table sets forth the computations of unaudited pro forma basic earnings per common share and diluted earnings per common share for the year ended December 31, 2009 and the three months ended March 31, 2010 (in thousands, except share and per share amounts).

The computations for the year ended December 31, 2009 and the three months ended March 31, 2010 give effect to the following:

(a) Assumed conversion of the Series A and Series D convertible preferred stock as of the beginning of the period;

(b) Assumed issuance of 1,338,948 shares for the purpose of the preferred stock preference payment.

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2009	2010

Numerator for basic and diluted earnings per share:
Net income	$14,590	$314
Denominator for basic earnings per share:
Actual weighted average common shares	36,725,194	36,943,691
Effect of pro forma adjustments:
Issuance of new shares for preferred stock preference payment	1,338,948	1,338,948
Conversion of convertible preferred stock and reclassification of common stock into one class of common stock	44,500,991	44,367,864

Denominator for pro forma basic earnings per share	82,565,133	82,650,503

Effect of dilutive securities	7,229,973	7,427,957

Denominator for pro forma diluted earnings per share	89,795,106	90,078,460

Pro forma basic earnings per share	$0.18	$0.00
Pro forma diluted earnings per share	$0.16	$0.00

Accretive Health, Inc.

Notes to Consolidated Financial Statements — (Continued)

16.	Revolving Credit Facility

On September 30, 2009, the Company entered into a $15 million line of credit with the Bank of Montreal, which may be used for working capital and general corporate purposes. Any amounts outstanding under the line of credit accrue interest at LIBOR plus 4% and are secured by substantially all of the Company’s assets. Advances under the line of credit are limited to a borrowing base and a cash deposit account which will be established at the time borrowings occur. The line of credit has an initial term of two years and is renewable annually thereafter. As of December 31, 2009 and March 31, 2010, the Company had no amounts outstanding under this line of credit. The line of credit contains restrictive covenants which limit the Company’s ability to, among other things, enter into other borrowing arrangements and pay future dividends. The Company recorded $0.15 million of interest expense in 2009 as a result of the origination fee paid in conjunction with closing this facility.

10,000,000 Shares

Accretive Health, Inc.

Common Stock

Goldman, Sachs & Co.	Credit Suisse

J.P.Morgan	Morgan Stanley

Baird	William Blair & Company